Exhibit 99.1

SUBMITTED CONFIDENTIALLY TO THE DIVISION OF CORPORATION FINANCE, MAY 11, 2012

As filed with the Securities and Exchange Commission on                     , 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hi-Crush Partners LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1400	90-0840530
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Three Riverway, Suite 1550

Houston, Texas 77056

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Robert E. Rasmus/James M. Whipkey

Three Riverway, Suite 1550

Houston, Texas 77056

(713) 963-0099

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

David Palmer Oelman E. Ramey Layne Vinson & Elkins L.L.P. 1001 Fannin Street, Suite 2500 Houston, Texas 77002 Tel: (713) 758-2222 Fax: (713) 758-2346	Charles L. Strauss P. Kevin Trautner Fulbright & Jaworski L.L.P. Fulbright Tower 1301 McKinney, Suite 5100 Houston, Texas 77010 Tel: (713) 651-5151 Fax: (713) 651-5246

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common units representing limited partner interests	$	$

(1)	Includes common units issuable upon exercise of the underwriters’ option to purchase additional common units.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated May 11, 2012

PR	OSPECTUS

Hi-Crush Partners LP

Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering              common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $         and $         per common unit. We intend to apply to list our common units on the New York Stock Exchange under the symbol “HCLP.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 23.

These risks include the following:

•

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended March 31, 2012.

•	Inaccuracies in estimates of volumes and qualities of our sand reserves could result in lower than expected sales and higher than expected production costs.

•

Substantially all of our sales are generated under contracts with four customers, and the loss of, or significant reduction in purchases by, any of them could adversely affect our business, financial condition and results of operations.

•

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

•	Our long-term business and financial performance depends on the level of drilling and completion activity in the oil and natural gas industry.

•	All of our sales are generated at one facility. Any adverse developments at our Wyeville facility could have a material adverse effect on our financial condition and results of operations.

•

An increase in the supply of raw frac sand having similar characteristics as the raw frac sand we produce could make it more difficult for us to renew or replace our existing contracts on favorable terms or at all.

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Hi-Crush Proppants LLC owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including Hi-Crush Proppants LLC, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Unitholders will experience immediate and substantial dilution of $ per common unit.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary—Emerging Growth Company Status.”

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to Hi-Crush Partners LP (before expenses)	$	$

(1)	Excludes a structuring fee of % of the gross proceeds of this offering payable to Barclays Capital Inc. Please read “Underwriting.”

The underwriters may purchase up to an additional              common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units to purchasers on or about                     , 2012 through the book-entry facilities of The Depository Trust Company.

Barclays	Morgan Stanley

Prospectus dated                     , 2012

[To come]

You should rely only on the information contained in this prospectus, any free writing prospectus prepared by or on behalf of us or any other information to which we have referred you in connection with this offering. We have not, and the underwriters have not, authorized any other person to provide you with information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of our common units means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy our common units in any circumstances under which the offer or solicitation is unlawful.

i

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

References in this prospectus to “Hi-Crush Partners LP,” “we,” “our,” “us” or like terms when used in a historical context refer to the business of Hi-Crush Proppants LLC, which is our accounting predecessor and is contributing certain of its subsidiaries to Hi-Crush Partners LP in connection with this offering. When used in the present tense or prospectively, those terms refer to Hi-Crush Partners LP and its subsidiaries. References in this prospectus to “Hi-Crush Proppants LLC,” “our predecessor” and “our sponsor” refer to Hi-Crush Proppants LLC. We include a glossary of some of the terms used in this prospectus as Appendix B.

Hi-Crush Partners LP

Overview

We are a pure play, low-cost, domestic producer of premium monocrystalline sand, a specialized mineral that is used as a “proppant” to enhance the recovery rates of hydrocarbons from oil and natural gas wells. Our reserves consist of “Northern White” sand, a unique resource existing predominately in Wisconsin and limited portions of the upper Midwest region of the United States, which is highly valued as a preferred proppant because it exceeds all American Petroleum Institute (“API”) specifications. We own, operate and develop sand reserves and related excavation and processing facilities and will seek to acquire or develop additional facilities. Our 600-acre facility with integrated rail infrastructure, located near Wyeville, Wisconsin, enables us to process and cost-effectively deliver approximately 1,600,000 tons of frac sand per year. Substantially all of our frac sand production is sold to leading investment grade-rated pressure pumping service providers under long-term, take-or-pay contracts that require our customers to pay a specified price for a specified volume of frac sand each month.

Over the past decade, exploration and production companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s unconventional oil and natural gas reservoirs through advanced techniques, such as horizontal drilling and hydraulic fracturing. In recent years, this focus has resulted in exploration and production companies drilling more and longer horizontal wells, completing more hydraulic fracturing stages per well and utilizing more proppant per stage in an attempt to efficiently maximize the volume of hydrocarbon recoveries per wellbore. As a result, North American demand for proppant has increased rapidly, growing at an average annual rate of 28.0% from 2006 to 2011, with total annual sales of $3.7 billion in 2011, according to The Freedonia Group, a leading international business research company. We believe that the market for raw frac sand will continue to grow based on the expected long-term development of North America’s unconventional oil and natural gas reservoirs.

We intend to utilize the significant oil and natural gas industry experience of our management team to take advantage of what we believe are favorable, long-term market dynamics as we execute our growth strategy, which includes both the acquisition of additional frac sand reserves and the development of new excavation and processing facilities. We expect to have the opportunity to acquire significant additional acreage and reserves currently owned or under option to be acquired by our sponsor, Hi-Crush Proppants LLC, including approximately 4,500 acres of additional land in western Wisconsin, in addition to potential acquisitions from third parties.

We intend to remain solely focused on the frac sand market as we believe it offers attractive long-term growth fundamentals.

Our Business and Properties

Assets and Operations

We own and operate the Wyeville facility, which is located in Monroe County, Wisconsin and, as of December 31, 2011, contained 48.4 million tons of proven recoverable sand reserves of mesh sizes we have currently contracted to sell. According to John T. Boyd Company, a leading mining consulting firm focused on the mineral and natural gas industries (“John T. Boyd”), our proven reserves consist entirely of coarse grade Northern White sand that can be processed to meet API specifications. Analysis of our sand by independent third-party testing companies indicates that it demonstrates superior characteristics with regard to crush strength (ability to withstand high pressures), turbidity (low levels of contaminants) and roundness and sphericity (facilitates hydrocarbon flow, or conductivity) as compared to other raw frac sand, including other Northern White sand, and certain resin-coated products.

We commenced sand excavation and processing in June 2011 with an initial plant processing capacity of 950,000 tons per year, and customer shipments were initiated in July 2011. From the Wyeville in-service date to March 31, 2012, we have processed and sold 555,250 tons of frac sand. We completed an expansion in March 2012 that increased our annual expected processing capacity to approximately 1,600,000 tons per year. We have contracted approximately 91% of this capacity for the remainder of 2012 and through the second quarter of 2014, and approximately 71% of this capacity for the remainder of 2014 and through the second quarter 2016. Based on currently contracted production rates and a reserve report prepared by John T. Boyd, our Wyeville facility has an implied 33-year reserve life as of December 31, 2011.

All of our product is shipped by rail from our three 5,000-foot rail spurs that connect our processing and storage facilities to a Union Pacific Railroad mainline. The length of these rail spurs and the capacity of the associated product storage silos allow us to accommodate a large number of rail cars. It also enables us to accommodate unit trains, which significantly increases our efficiency in meeting our customers’ frac sand transportation needs. Unit trains, typically 80 rail cars in length or longer, are dedicated trains chartered for a single delivery destination. Generally, unit trains receive priority scheduling and do not switch cars at various intermediate junctions, which results in a more cost-effective and efficient method of shipping than the standard method of rail shipment.

Customers and Contracts

Our current customer base is comprised of subsidiaries of four of North America’s largest providers of pressure pumping services: Baker Hughes Incorporated (“Baker Hughes”), FTS International, Inc. (“FTS International”), Halliburton Company (“Halliburton”) and Weatherford International Ltd. (“Weatherford”). Our largest customers based on current contracts, Baker Hughes and Halliburton, are each rated A2 / A by Moody’s and Standard & Poor’s, respectively, and Weatherford is rated Baa2 / BBB by these agencies. FTS International is rated B1 / B+ by these agencies. Spears and Associates estimates that these four companies controlled 47% of North American pressure pumping horsepower in 2011 and accounted for greater than 50% of the North American pressure pumping market, based on 2011 revenue. For the year ended December 31, 2011, sales to Halliburton and Weatherford accounted for 64% and 36% of our total revenues, respectively. Sales under our contracts with Baker Hughes and FTS International commenced in May 2012.

We sell substantially all of the frac sand we produce under long-term, take-or-pay contracts that significantly reduce our exposure to short-term fluctuations in the price of and demand for frac sand. For the year ended December 31, 2011 and the first quarter of 2012, we generated 99% of our revenues from frac sand delivered under our long-term sand sales contracts, and we expect to continue selling a significant majority of our sand under long-term contracts. As of May 10, 2012, we had four long-term sand sales contracts with a weighted average remaining life of approximately 4.7 years. The following table presents a summary of our contracted volumes and revenues from 2011 through 2015, as well as the average contract sales price and make-whole price our customers are obligated to pay in the event they decline to accept delivery of the required product volumes under their respective contracts.

	Year Ended December 31,
	2011	2012	2013	2014	2015
Contracted Volumes (tons)	331,667	1,216,667	1,460,000	1,295,000	1,130,000
% of Processing Capacity(1)	79%	85%	91%	81%	71%
Contracted Revenue	$19,916,667	$78,966,667	$96,466,667	$88,350,000	$80,100,000
Average Sales Price per ton	$60	$65	$66	$68	$71
Average Make-Whole Price per ton	$60	$49	$49	$51	$51

(1)	Percentage of processing capacity for 2011 and 2012 based on weighted average processing capacity for such periods.

As the above table illustrates, when one of our contracts expires in 2014, the average contracted price per ton will increase. The expiring contract provides for sales prices lower than current market prices. Prior to this contract’s expiration, we will seek to renew or replace this contract on pricing terms more comparable to market prices at the time. Occasionally, if we have excess production and market conditions are favorable, we may elect to sell frac sand in spot market transactions.

The terms of our customer contracts, including sand quality requirements, quantity parameters, permitted sources of supply, effects of future regulatory changes, force majeure and termination and assignment provisions, vary by customer. As indicated in the above table, our customer contracts contain penalties for non-performance by our customers, with make-whole prices averaging approximately $49 per ton in 2012. If one of our customers fails to meet its minimum obligations to us, we would expect that the make-whole payment, combined with a decrease in our variable costs (such as royalty payments and excavation costs), would substantially mitigate any adverse impact on our cash flow from such failure. We would also have the ability to sell the sand volumes for which we receive make-whole payments to third parties.

Industry Dynamics

Demand Trends

The North American proppant market, including raw frac sand, ceramic and resin-coated proppants, was approximately 22 million tons in 2011. Industry estimates for 2011 indicate that the raw frac sand market represented approximately 17 million tons, or 77.2% of the total proppant market by weight. Over the past five years, proppant demand by weight has increased by 28.0% annually, and the market is projected to continue growing by 7.2% per year through 2016, representing an increase in proppant demand of approximately nine million tons per year over that time period. The total North American proppant market size in dollars was $3.7 billion in 2011 and is projected to grow 10.5% annually through 2016, according to The Freedonia Group. The following chart illustrates historical and forecasted proppant demand for certain years from 2001 to 2021.

Historical and Projected Proppant Demand

Source: The Freedonia Group

Demand growth for frac sand and other proppants is primarily due to advancements in oil and natural gas drilling and well completion technology and techniques, such as horizontal drilling and hydraulic fracturing. These advancements have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. Over the past five years, North American rig count has increased by 2.6% annually, while the demand for proppant by weight has grown at a rate of 28.0% annually. We believe that demand for proppant has and will continue to increase at a rate greater than rig count as a result of the following additional demand drivers:

•	improved drilling rig productivity, resulting in more wells drilled per rig per year;

•	increases in the percentage of rigs that are drilling horizontal wells;

•	increases in the length of the typical horizontal wellbore;

•	increases in the number of fracture stages per foot in the typical completed horizontal wellbore;

•	increases in the volume of proppant used per fracturing stage; and

•	recurring efforts to offset steep production declines in unconventional oil and natural gas reservoirs, including the drilling of new wells and secondary hydraulic fracturing of existing wells.

Furthermore, recent growth in demand for raw frac sand has outpaced growth in demand for other proppants, and industry analysts predict that this trend will continue. According to The Freedonia Group, North American demand for all types of proppants, in dollar terms, is projected to increase 10.5% annually from 2011 through 2016, while demand for raw frac sand is projected to increase 12.1% annually over that time period. As well completion costs have increased as a proportion of total well costs, operators have increasingly looked for ways to improve per well economics by lowering costs without sacrificing production performance. To this end, the oil and natural gas industry is shifting away from the use of higher-cost proppants towards more cost-effective proppants, such as raw frac sand. The substantial increase in activity in North American oil and liquids-rich resource plays has further accelerated the demand growth for raw frac sand. Within these oil and liquids-rich basins, Northern White sand with coarser mesh sizes is often preferred due to its superior performance characteristics.

Supply Trends

As demand for raw frac sand has increased dramatically in recent years, the supply of raw frac sand has failed to keep pace, resulting in a supply-demand disparity. While a number of existing and new competitors have announced supply expansions and greenfield projects, we do not expect the magnitude of these expansions to meet expected demand. There are several key constraints to increasing raw frac sand production on an industry-wide basis, including:

•	the difficulty of finding frac sand reserves that meet API specifications;

•	the difficulty of securing contiguous frac sand reserves large enough to justify the capital investment required to develop a processing facility;

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the challenges of identifying reserves with the above characteristics that either are located in close proximity to oil and natural gas reservoirs or have rail access needed for low-cost transportation to major shale basins;

•	the hurdles of securing mining, production, water, air, refuse and other federal, state and local operating permits from the proper authorities;

•

local opposition to development of facilities, especially those that require the use of on-road transportation, including moratoria on raw frac sand facilities in multiple counties in Wisconsin which hold potential sand reserves; and

•	the long lead time required to design and construct sand processing facilities that can efficiently process large quantities of high quality frac sand.

Business Strategies

Our primary business objective is to increase our cash distributions per unit over time. We intend to accomplish this objective by executing the following strategies:

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Focusing on stable, long-term, take-or-pay contracts with key customers. A key component of our business model is our contracting strategy, which seeks to secure a high percentage of our cash flows under long-term, fixed price contracts with take-or-pay provisions, while also staggering the tenors of our contracts so that they expire at different times. We believe this contracting strategy significantly mitigates our exposure to the potential price volatility of the spot market for frac sand in the short-term, allows us to take advantage of any increase in frac sand prices over the medium-term and provides us with long-term cash flow stability. As current contracts expire or as we add new processing capacity, we intend to pursue similar long-term contracts with our current customers and with other leading pressure pumping service providers. We intend to utilize nearly all of our processing capacity to fulfill these contracts, with any excess processed frac sand first offered to existing customers and the remaining amount sold opportunistically in the spot market.

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Pursuing accretive acquisitions from our sponsor and third parties. We expect to pursue accretive acquisitions of frac sand facilities from our sponsor, which owns or has the option to acquire 4,500 acres of additional land in western Wisconsin with approximately 79.2 million tons of proven recoverable reserves of frac sand according to John T. Boyd, as well as from third-party frac sand producers. As we evaluate acquisition opportunities, we intend to remain focused on operations that complement our reserves of premium frac sand and that provide or would accommodate the development and construction of rail or other advantaged logistics capabilities. We believe these factors are critical to our business model and are important characteristics for any potential acquisitions.

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Expanding our proved reserve base and processing capacity. We seek to identify and evaluate economically attractive expansion and facility enhancement opportunities to increase our proved reserves and processing capacity. At Wyeville and any future sites, we expect to pursue add-on acreage acquisitions near our facilities to expand our reserve base and increase our reserve life. In March 2012, we completed an expansion of our Wyeville facility, increasing annual processing capacity from 950,000 tons per year to approximately 1,600,000 tons per year by adding wet and dry plant capacity and additional sand storage silos. We will continue to analyze and pursue other organic expansion efforts that will similarly allow us to cost-effectively optimize our existing assets and meet the customer demand for our high quality frac sand.

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Capitalizing on compelling industry fundamentals. We intend to continue to position ourselves as a pure play producer of high quality frac sand, as we believe the frac sand market offers attractive long-

term growth fundamentals. The growth of horizontal drilling in shale and other unconventional oil and natural gas plays has resulted in greater demand for frac sand. This demand growth is underpinned by increased horizontal drilling, higher proppant use per well and cost advantages over resin-coated sand and manufactured ceramics. We believe frac sand supply will continue to be constrained by the difficulty in finding reserves that meet the technical specifications of the API in contiguous quantities large enough to justify the capital investment required and the challenges associated with successfully obtaining the necessary local, state and federal permits required for operations.

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Maintaining financial flexibility and conservative leverage. We plan to pursue a disciplined financial policy and maintain a conservative capital structure. We expect to have no indebtedness at the closing of this offering and $         million of liquidity in the form of cash on hand and undrawn borrowing capacity under our new $         million revolving credit facility. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic expansion and acquisition strategy.

Competitive Strengths

We believe that we are well positioned to successfully execute our strategy and achieve our primary business objective because of the following competitive strengths:

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Long-term contracted cash flow stability. We will generate substantially all of our revenues from the sale of frac sand under long-term contracts that require subsidiaries of Baker Hughes, FTS International, Halliburton and Weatherford to pay specified prices for specified volumes of product each month. We believe that the take-or-pay volume and pricing provisions and the long-term nature of our contracts will provide us with a stable base of cash flows and limit the risks associated with price movements in the spot market and any changes in product demand during the contract period. We are currently contracted to sell 1,460,000 tons of frac sand annually from our Wyeville facility, and as of May 10, 2012, our contracts had a weighted average remaining life of approximately 4.7 years.

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Long-lived, high quality reserve base. Our Wyeville facility contains approximately 48.4 million tons of proven recoverable coarse grade reserves as of December 31, 2011, based on a third-party reserve report by John T. Boyd and has an implied 33-year reserve life at currently contracted production rates. These reserves consist of high quality Northern White frac sand. Analysis by independent third-party testing companies indicates that our sand demonstrates superior characteristics with regard to crush strength, turbidity and sphericity as compared to other raw frac sand, including other Northern White sand, and certain resin-coated proppants. As a result, our raw frac sand is particularly well suited for and is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells.

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Intrinsic logistics and infrastructure advantage. The strategic location and logistics capabilities of our Wyeville facility enable us to serve all major U.S. oil and natural gas producing basins. Our on-site transportation assets include three 5,000-foot rail spurs off a Union Pacific Railroad mainline that are capable of accommodating unit trains, allowing our customers to receive priority scheduling, expedited delivery and a more cost-effective shipping alternative. Our logistics capabilities enable efficient loading of sand and minimize rail car turnaround times at the facility, and we expect to acquire or develop similar logistics capabilities at any facilities we own in the future. We believe we are one of the few frac sand producers with a facility initially designed to deliver frac sand meeting API specifications to all of the major U.S. oil and natural gas producing basins by on-site rail facilities, including on-site storage capacity accommodating unit trains.

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Competitive operating cost structure. Our operations have been strategically designed to provide low per-unit production costs with a significant variable component for the excavation and processing of our sand. Our sand reserves do not require blasting or crushing to be processed and, due to the shallow overburden at our Wyeville facility, we are able to use surface mining equipment in our operations, which provides for a lower cost structure than underground mining operations. Our mining operations are subcontracted to Gerke Excavating, Inc. at a fixed cost per ton excavated, subject to a diesel fuel surcharge, under a three-year contract. Unlike some competitors, our processing and rail loading facilities are located on-site, which eliminates the requirement for on-road transportation, lowers product movement costs and minimizes the reduction in sand quality due to handling.

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Experienced and incentivized management team. Our management team has extensive experience investing and operating in the oil and natural gas industry and will be focused on optimizing our current business and expanding our operations through disciplined development and accretive acquisitions. We believe our management team’s substantial experience and relationships with participants in the oilfield services and exploration and production industries provide us with an extensive operational and commercial understanding of the markets in which our customers operate. In addition, we believe the experience of our management team in frac sand mining and processing facility development has allowed us to design and develop modern operations more efficiently than many of our competitors. Members of our management team are strongly incentivized to profitably grow our business and cash flows through their 39% interest in our sponsor, which owns, directly or indirectly,              of our common units and all of our subordinated units and incentive distribution rights.

Risk Factors

An investment in our common units involves risks. You should carefully consider the following risk factors, those other risks described in “Risk Factors” and the other information in this prospectus, before deciding whether to invest in our common units. The following risks and others are discussed in more detail in “Risk Factors.”

Risks Inherent in Our Business

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We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

•	On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended March 31, 2012.

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The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

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The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from those estimates.

•	Inaccuracies in estimates of volumes and qualities of our sand reserves could result in lower than expected sales and higher than expected production costs.

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Substantially all of our sales are generated under contracts with four customers, and the loss of, or significant reduction in purchases by, any of them could adversely affect our business, financial condition and results of operations.

•

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

•	Our long-term business and financial performance depends on the level of drilling and completion activity in the oil and natural gas industry.

•	All of our sales are generated at one facility. Any adverse developments at our Wyeville facility could have a material adverse effect on our financial condition and results of operations.

•

An increase in the supply of raw frac sand having similar characteristics as the raw frac sand we produce could make it more difficult for us to renew or replace our existing contracts on favorable terms or at all.

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Federal, state and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs, additional operating restrictions or delays for our customers, which could cause a decline in the demand for our frac sand and negatively impact our business, financial condition and results of operations.

•	Because we have a limited operating history, you may not be able to evaluate our current business and future earnings prospects accurately.

Risks Related to Environmental, Mining and Other Regulations

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We and our customers are subject to extensive environmental and health and safety regulations that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

•	Silica-related legislation, health issues and litigation could have a material adverse effect on our business, reputation or results of operations.

•	We are subject to the Federal Mine Safety and Health Act of 1977, which imposes stringent health and safety standards on numerous aspects of our operations.

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We and our customers are subject to other extensive regulations, including licensing, plant and wildlife protection and reclamation regulation, that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

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Our inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business, financial condition and results of operations.

Risks Inherent in an Investment in Us

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Our sponsor owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

•	Our sponsor and other affiliates of our general partner may compete with us.

•	Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

•	Unitholders will experience immediate and substantial dilution of $ per common unit.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

•

Our sponsor, which is our accounting predecessor for financial reporting purposes, has a material weakness in its internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Tax Risks to Common Unitholders

•

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

•

The tax treatment of publicly-traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

•	You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Our Management

We are managed and operated by the board of directors and executive officers of our general partner, Hi-Crush GP LLC, a wholly owned subsidiary of our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Our Relationship with Our Sponsor

Overview and History

Hi-Crush Proppants LLC, our sponsor, was formed in 2010 in Houston, Texas. Members of our sponsor’s management team have, on average, more than 20 years of experience investing in and operating businesses in the oil and natural gas and sand mining industries. Members of our management team have partnered with major oilfield services companies and exploration and production companies in the development of oil and natural gas reservoirs. In this capacity, members of our management team gained valuable expertise and developed strong relationships in the oilfield services industry. Recognizing the increasing demand for proppants as a result of rapidly evolving hydraulic fracturing techniques, members of our management team chose to leverage their expertise and relationships to capitalize on this increasing demand by developing raw frac sand reserves and facilities. In addition, we believe that members of our management team have overseen the design, construction and staffing for the majority of major sand mining and processing facilities developed in the last 10 years. Their expertise covers a wide range of disciplines, with an emphasis on development, construction and operation of frac sand processing facilities, frac sand supply chain management and consulting and bulk solids material handling.

Our sponsor’s lead investor is Avista Capital Partners, a leading private equity firm with significant investing and operating expertise in the energy industry. Founded in 2005 by senior investment professionals who worked together at DLJ Merchant Banking Partners (“DLJMB”), then one of the world’s largest and most successful private equity franchises, Avista makes controlling or influential minority investments in connection with various transaction structures. The energy team at Avista is comprised of experienced professionals and industry executives with relevant expertise in the energy sector. Avista principals have led over $2.7 billion in equity investments in energy companies while at Avista and DLJMB, including Basic Energy Services, Inc., Brigham Exploration Company, Copano Energy, L.L.C., Seabulk International, Inc., and joint-ventures with Carrizo Oil & Gas, Inc.

Our Sponsor’s Assets

Our sponsor owns or has options to acquire several other sand mining locations where it could develop similar logistics capabilities as the Wyeville facility, and it will retain these assets following this offering. Our sponsor’s success in identifying and acquiring these locations resulted from its expertise in identifying quality sand reserves, as well as its efficient construction of the Wyeville facility and its on-site approach to excavation and logistics, which minimizes community impact during the production process.

The Augusta excavation and processing facility in Eau Claire County, Wisconsin is currently under construction and is expected to be operational in September 2012. John T. Boyd estimated that, as of December 31, 2011, the Augusta site had 46.2 million tons of proven recoverable coarse grade sand reserves located on approximately 1,000 acres. Our sponsor is building a 1,600,000 ton per year processing facility, and John T. Boyd estimates that the site has a reserve life of approximately 39 years based on currently contracted production levels. Our sponsor has contracted for the sale of 1,200,000 tons of sand per year from the Augusta facility with two of our existing customers under take-or-pay contracts with a weighted average life of approximately 4.8 years that specify both volumes and price. The customers will take delivery of the sand at on-site rail facilities that, like the Wyeville facility, can accommodate unit trains.

Our sponsor has agreed to acquire approximately 700 acres in Tomah, Wisconsin, which is six miles south of the Wyeville facility in Monroe County. The Tomah site has access to the same Union Pacific Railroad mainline as the Wyeville facility, which runs adjacent to the property, and could accommodate similar rail logistics as the Wyeville facility. Extensive core samples have been taken at Tomah and independently tested with results indicating a high quality sand reserve similar to the Wyeville site. According to a John T. Boyd reserve report, the Tomah site had proven recoverable sand reserves of 33 million tons as of December 31, 2011, which represents a 51-year reserve life assuming construction of a 650,000 ton per year processing facility.

In addition, our sponsor is evaluating a number of additional development locations and adds potential projects to its development backlog regularly. Approximately 1,800 contiguous acres are currently under exclusive options to our sponsor to purchase for a site located five miles north of our Augusta facility, also in Eau Claire County, Wisconsin. In Trempealeau County, Wisconsin, our sponsor has approximately 1,000 contiguous acres under exclusive options to purchase. Both of these sites are on-rail, and coring and permitting due diligence are currently being conducted.

Our sponsor’s retained sand facilities represent a significant potential growth opportunity for us. Our sponsor continually evaluates acquisitions and may elect to acquire, construct or dispose of assets in the future, including sales of assets to us. As the owner of our general partner,              of our common units, all              of our subordinated units, and, indirectly through our general partner, all of our incentive distribution rights following this offering, our sponsor is well aligned and highly motivated to promote and support the successful execution of our business strategies, including utilizing our partnership as a growth vehicle for its sand mining operations. Although we expect to have the opportunity to make additional acquisitions directly from our sponsor in the future, including the sand excavation and processing facilities described above, our sponsor is under no obligation to make acquisition opportunities available to us. In addition, while we believe our relationship with our sponsor is a significant positive attribute, it may also be a source of conflict. For example, our sponsor has no obligation to offer to sell or to sell us any of its current or future assets, and is not restricted in its ability to compete with us. Please read “Conflicts of Interest and Fiduciary Duties.”

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner it believes is in our best interest. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to our sponsor, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our sponsor and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Transactions.”

Principal Executive Offices

We are a Delaware limited partnership formed in May 2012. Our principal executive offices are located at Three Riverway, Suite 1550, Houston, Texas 77056, and our telephone number is (713) 963-0099. Our website address will be www.hicrushpartners.com. We intend to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging Growth Company Status

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act.” For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•

comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the Securities and Exchange Commission determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	obtain shareholder approval of any golden parachute payments not previously approved.

We will cease to be an “emerging growth company” upon the earliest of:

•	when we have $1.0 billion or more in annual revenues;

•	when we have at least $700 million in market value of our common units held by non-affiliates;

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in May 2012 by Hi-Crush Proppants LLC, our sponsor, to own and operate certain of the businesses that have historically been conducted by our sponsor.

In connection with the closing of this offering, the following will occur:

•	our sponsor will contribute Hi-Crush Chambers LLC, Hi-Crush Railroad LLC, Hi-Crush Wyeville LLC and Hi-Crush Operating LLC to us;

•	we will issue to our sponsor common units and subordinated units;

•	we will issue common units to the public;

•	we will receive gross proceeds of $ million from the issuance and sale of common units at an assumed initial offering price of $ per unit;

•	we will use a portion of the proceeds from this offering to pay underwriting discounts and a structuring fee totaling approximately $ million and other estimated offering expenses of $ million;

•	excess proceeds from this offering will be used to reimburse capital expenditures of, and pay a distribution to, our sponsor; and

•	we will enter into an omnibus agreement with our sponsor, our general partner and certain of its affiliates pursuant to which:

•	we will agree to reimburse our sponsor and its affiliates for the payment of certain capital expenditures, operating expenses and for providing various general and administrative services; and

•	our sponsor will indemnify us for certain environmental, toxic tort, title and right-of-way defects and other matters.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

Public Common Units		%(1)
Interests of Hi-Crush Proppants LLC:
Common Units		%(1)
Subordinated Units		%
Non-Economic General Partner Interest	0.0	%(2)
Incentive Distribution Rights	—	(3)

	100.0%

(1)	Assumes no exercise of the underwriters’ option to purchase additional common units.
(2)	Our general partner owns a non-economic general partner interest in us. Please read “How We Make Distributions To Our Partners—General Partner Interest.”
(3)	Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.” Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. Incentive distribution rights will be issued to Hi-Crush GP LLC, our general partner, which is wholly-owned by Hi-Crush Proppants LLC.

The Offering

Common units offered to the public	common units.

common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	common units and subordinated units for a total of limited partner units. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor upon the option’s expiration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a non-economic general partner interest in us.

Use of proceeds	We intend to use the estimated net proceeds of approximately $ million from this offering (based on an assumed initial offering price of $ per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses, to reimburse capital expenditures of and pay a distribution to our sponsor.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $ million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a special distribution to our sponsor. Please read “Use of Proceeds.”

Cash distributions	We expect to make a minimum quarterly distribution of $ per common unit and subordinated unit ($ per common unit and subordinated unit on an annualized basis) to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

For the first quarter that we are publicly-traded, we will pay a prorated distribution covering the period from the completion of this offering through , 2012, based on the actual length of that period.

Our partnership agreement generally provides that we will distribute cash each quarter in the following manner:

•	first, to the holders of common units, until each common unit has received the minimum quarterly distribution of $ plus any arrearages from prior quarters;

•	second, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $ , and

•	third, to the holders of common and subordinated units pro rata, until each has received a distribution of $ .

If cash distributions to our unitholders exceed $ per common unit and subordinated unit in any quarter, our unitholders and our general partner will receive distributions according to the following percentage allocations:

Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
	Unitholders	General Partner
above $ up to $	100.0%	0.0%
above $ up to $	85.0%	15.0%
above $ up to $	75.0%	25.0%
above $	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as “incentive distributions.” Please read “How We Make Distributions To Our Partners—Incentive Distribution Rights.”

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $ on all of our common units and subordinated units for each quarter in the twelve months ending September 30, 2013. However, we do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $ (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four quarter periods ending on or after , 2015 or (2) $ (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the related distribution on the incentive distribution rights for a four-quarter period ending on or after , 2013, in each case provided there are no arrearages on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holder(s) of subordinated units or their affiliates are voted in favor of that removal.

When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units thereafter will no longer be entitled to arrearages.

General partner’s right to reset the target distribution levels	Our general partner, as the initial holder of our incentive distribution rights, has the right, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive whole fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distributions at the time of the exercise of the reset election. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Following a reset election, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution as the current target distribution levels.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. Please read “How We Make Distributions To Our Partners—General Partner’s Right to Reset Incentive Distribution Levels.”

Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, our sponsor will own an aggregate of % of our outstanding units (or % of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give our sponsor the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2014, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than % of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $ per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $ per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership” beginning on page 161 for the basis of this estimate.

Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read “Material U.S. Federal Income Tax Consequences.”

Exchange listing	We intend to apply to list our common units on the New York Stock Exchange, or NYSE, under the symbol “HCLP.”

Summary Historical and Pro Forma Financial and Operating Data

The partnership was formed in May 2012 and does not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of our sponsor, Hi-Crush Proppants LLC, which is our accounting predecessor for financial reporting purposes. In connection with the closing of this offering, our sponsor will contribute all of the outstanding equity interests in certain of its operating subsidiaries, which account for substantially all of our sponsor’s historical business, to us. The following table presents summary historical financial and operating data of our sponsor and summary pro forma financial and operating data of Hi-Crush Partners LP as of the dates and for the periods indicated.

Our sponsor was formed in October 2010 to develop excavation, processing and logistics facilities for raw frac sand used in hydraulic fracturing operations in oil and natural gas wells. Since its formation, our sponsor acquired our assets in a number of separate acquisitions. As a result of our sponsor’s recent formation, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects. This prospectus includes audited financial statements only as of December 31, 2011 and for the period from inception (October 28, 2010) to December 31, 2010 and unaudited financial information as of and for the three-month periods ended March 31, 2012 and 2011. In this prospectus, we refer to the period from inception to December 31, 2010 as the two-month period ended December 31, 2010. We have not completed or provided in this prospectus any stand-alone pre-acquisition financial statements for the assets we acquired in the transactions described above. As a result, and given our recent date of formation, we have not provided in this prospectus three years of audited financial statements that normally would be included in a prospectus forming part of an SEC registration statement or two years of audited financial statements as would normally be included in a prospectus forming part of an SEC registration statement filed by an emerging growth company.

The summary historical financial data presented as of December 31, 2010 and 2011, for the two-month period ended December 31, 2010 and for the year ended December 31, 2011 is derived from the audited historical financial statements of Hi-Crush Proppants LLC that are included elsewhere in this prospectus. The summary historical financial data presented as of and for the three months ended March 31, 2011 and 2012 are derived from the unaudited historical financial statements of Hi-Crush Proppants LLC included elsewhere in this prospectus.

The summary pro forma financial data presented as of and for the year ended December 31, 2011 and as of and for the three months ended March 31, 2012 is derived from our unaudited pro forma financial statements included elsewhere in this prospectus. Our unaudited pro forma financial statements give pro forma effect to the following:

•	the contribution of Hi-Crush Chambers LLC, Hi-Crush Railroad LLC, Hi-Crush Wyeville LLC and Hi-Crush Operating LLC to us by our sponsor;

•

a reduction in general and administrative expenses as a result of allocations between our Wyeville facility and our sponsor’s other assets and related activities that will not be contributed to us in connection with this offering;

•	the elimination of our sponsor’s debt and related expenses under its subordinated promissory notes and senior secured credit facility;

•

our entry into a new credit facility, which will initially be undrawn, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility”;

•	the removal of other operating expenses of our sponsor related to assets and operations that will be retained by our sponsor following the completion of this offering;

•	the issuance of common units and subordinated units to our sponsor;

•	the issuance of common units to the public;

•	the application of the net proceeds from the issuance and sale of common units by us as described in “Use of Proceeds.”

The unaudited pro forma balance sheet as of December 31, 2011 assumes the events listed above occurred as of December 31, 2011, and the unaudited pro forma balance sheet as of March 31, 2012 assumes the events listed above occurred as of March 31, 2012. The unaudited pro forma statements of income data for the year ended December 31, 2011 and the three months ended March 31, 2012 assume the events listed above occurred as of January 1, 2011.

We have not given pro forma effect to incremental general and administrative expenses of approximately $2.1 million that we expect to incur annually as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer insurance expenses; and director and officer compensation expenses. We also have not given pro forma effect to additional general and administrative expenses that we expect to incur to support our recent expansion, including management level positions in operations, human resources, legal, accounting and reporting, as well as license fees associated with upgrading accounting and reporting software. We expect these incremental growth associated expenses to gradually increase over time as we hire additional personnel, from about $0.7 million for the year ending December 31, 2012 to $1.7 million on an annualized basis by September 30, 2013.

For a detailed discussion of the summary historical financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” “Business—Our History and Relationship with Our Sponsor” and the audited and unaudited historical financial statements of Hi-Crush Proppants LLC and our unaudited pro forma financial statements included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents non-GAAP financial measures, EBITDA and production costs, which we use in our business as important supplemental measures of our performance. EBITDA represents net income (loss) before interest expense, income taxes and depreciation and depletion. Production costs represents costs of goods sold, excluding depreciation and depletion. EBITDA and production costs are not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain these measures under “—Non-GAAP Financial Measures” below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP.

	Predecessor Historical				Hi-Crush Partners LP Pro Forma
	Inception to December 31, 2010	Year Ended December 31, 2011	Three Months Ended March 31,		Year Ended December 31, 2011	Three Months Ended March 31, 2012
			2011	2012
	(in thousands, except per unit and operating information)
Statement of Operations Data:
Revenues	$—	$20,353	$—	$13,532	$20,353	$13,532

Production costs (1)	—	5,998	—	4,597	5,998	4,597
Depreciation and depletion	—	449	—	179	449	179

Cost of goods sold	—	6,447	—	4,776	6,447	4,776

Gross profit	—	13,906	—	8,756	13,906	8,756
General and administrative	26	2,324	174	1,487	1,689	646
Other operating expenses	—	381	—	199	—	—
Accretion of asset retirement obligations	—	28	—	6	28	6

Income (loss) from operations	(26)	11,173	(174)	7,064	12,189	8,104

Other expense:
Interest expense, net	—	(1,893)	—	(928)	—	—
Other	—	—	—	—	—	—

Total other income (expense)	—	(1,893)	—	(928)	—	—
Income (loss) before tax expense	(26)	9,280	(174)	6,136	12,189	8,104
Income tax expense	—	—	—	—	—	—

Net income (loss)	$(26)	$9,280	$(174)	$6,136	$12,189	$8,104

Pro forma net income per limited partner unit:
Common unit
Subordinated unit

Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(14)	$18,788	$16,137	$3,983
Investing activities	(322)	(50,199)	(16,153)	(12,815)
Financing activities	336	42,465	10	8,305

Other Financial Data:
EBITDA (1)	$(26)	$11,622	$(174)	$7,243	$12,638	$8,283
Capital expenditures (2)	72	50,169	16,123	12,815

Operating Data:
Total tons sold	—	332,593	—	222,657	332,593	222,657
Average realized price (per ton)	$—	$61.19	$—	$60.77	$61.19	$60.77
Production costs (per ton) (1)	—	$18.03	—	$20.89	$18.03	$20.89

Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$11,054	$175	$10,527		$3,884
Total assets	614	72,229	21,320	90,469		64,819
Long-term debt (including current portion)	—	46,112	—	55,973		—
Total liabilities	304	61,942	21,173	74,046		9,190
Members’/Partners’ capital	310	10,287	147	16,423		55,629

(1)	For more information, please read “—Non-GAAP Financial Measures” below.
(2)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions. Please read “How We Make Distributions to Our Partners—Capital Expenditures.”

Non-GAAP Financial Measures

EBITDA

We define EBITDA as net income (loss) before net interest expense, income tax expense and depreciation and depletion expense. EBITDA is not a presentation made in accordance with GAAP.

EBITDA is a non-GAAP supplemental financial measure that management and external users of our financial statements, such as industry analysts, investors, lenders and rating agencies, may use to assess:

•	our operating performance as compared to other publicly-traded companies in the proppants industry, without regard to historical cost basis or financing methods; and

•	the viability of acquisitions and other capital expenditure projects and the returns on investment of various investment opportunities.

We believe that the presentation of EBITDA will provide useful information to investors in assessing our financial condition and results of operations. The GAAP measure most directly comparable to EBITDA is net income. Our non-GAAP financial measure of EBITDA should not be considered as an alternative to GAAP net income. EBITDA has important limitations as an analytical tool because it excludes some but not all items that affect net income. You should not consider EBITDA in isolation or as a substitute for analysis of our results as reported under GAAP. Because EBITDA may be defined differently by other companies in our industry, our definition of EBITDA may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical				Hi-Crush Partners LP Pro Forma
	Inception to December 31, 2010	Year Ended December 31, 2011	Three Months Ended March 31,		Year Ended December 31, 2011	Three Months Ended March 31, 2012
			2011	2012
	(in thousands)
Reconciliation of EBITDA to net income (loss):
Net income (loss)	$(26)	$9,280	$(174)	$6,136	$12,189	$8,104
Depreciation and depletion expense	—	449	—	179	449	179
Income tax expense	—	—	—	—	—	—
Interest expense, net	—	1,893	—	928	—	—

EBITDA	$(26)	$11,622	$(174)	$7,243	$12,638	$8,283

Production Costs

We define production costs as costs of goods sold, excluding depreciation and depletion. We believe production costs is a meaningful measure because it provides a measure of operating performance that is unaffected by historical cost basis. The GAAP measure most directly comparable to production costs is costs of goods sold. Our non-GAAP financial measure of production costs should not be considered as an alternative to GAAP costs of goods sold. Production costs has important limitations as an analytical tool because it excludes some but not all items that affect costs of goods sold. You should not consider production costs in isolation or as a substitute for analysis of our results as reported under GAAP. Because production costs may be defined differently by other companies in our industry, our definition of production costs may not be comparable to similarly titled measures of other companies, thereby diminishing its utility.

The following table presents a reconciliation of production costs to the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical				Hi-Crush Partners LP Pro Forma
	Inception to December 31, 2010	Year Ended December 31, 2011	Three Months Ended March 31,		Year Ended December 31, 2011	Three Months Ended March 31, 2012
			2011	2012
	(in thousands, except operating information)
Reconciliation of production costs to costs of goods sold:
Costs of goods sold	$—	$6,447	$—	$4,776	$6,447	$4,776
Depreciation and depletion expense	—	449	—	179	449	179

Production costs	$—	$5,998	$—	$4,597	$5,998	$4,597

Costs of goods sold per ton		$19.38		$21.45	$19.38	$21.45

Production costs per ton		$18.03		$20.65	$18.03	$20.65

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and cash available for distribution could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business

We may not have sufficient cash from operations following the establishment of cash reserves and payment of costs and expenses, including cost reimbursements to our general partner and its affiliates, to enable us to pay the minimum quarterly distribution to our unitholders.

We may not have sufficient cash each quarter to pay the full amount of our minimum quarterly distribution of $         per unit, or $         per unit per year, which will require us to have cash available for distribution of approximately $         million per quarter, or $         million per year, based on the number of common and subordinated units that will be outstanding after the completion of this offering. The amount of cash we can distribute on our common and subordinated units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

•	the amount of frac sand we are able to excavate and process, which could be adversely affected by, among other things, operating difficulties and unusual or unfavorable geologic conditions;

•	the volume of frac sand we are able to sell;

•	the price at which we are able to sell frac sand;

•	changes in the price and availability of natural gas or electricity;

•	changes in prevailing economic conditions;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding, and the physical impacts of climate change;

•	environmental hazards;

•	industrial accidents;

•	changes in laws and regulations (or the interpretation thereof) related to the mining and hydraulic fracturing industries, silica dust exposure or the environment;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	facility shutdowns in response to environmental regulatory actions;

•	inability to obtain necessary production equipment or replacement parts;

•	reduction in the amount of water available for processing;

•	technical difficulties or failures;

•	labor disputes and disputes with our excavation contractor;

•	late delivery of supplies;

•	difficulty collecting receivables;

•	inability of our customers to take delivery;

•	changes in the price and availability of transportation;

•	fires, explosions or other accidents; and

•	cave-ins, pit wall failures or rock falls.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis we would not have had sufficient cash available for distribution to pay the full minimum quarterly distribution on all units for the twelve months ended March 31, 2012.

The amount of cash we need to pay the minimum quarterly distribution for four quarters on all of our units to be outstanding immediately after this offering is approximately $         million. The amount of pro forma cash available for distribution generated during the twelve months ended March 31, 2012 would have been insufficient to allow us to pay the full minimum quarterly distribution on all of our common units during that period. For a calculation of our ability to make distributions to unitholders based on our pro forma results for the twelve months ended March 31, 2012, please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income.

The assumptions underlying our forecast of cash available for distribution included in “Cash Distribution Policy and Restrictions on Distributions” are inherently uncertain and subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from those estimates.

The forecast of cash available for distribution set forth in “Cash Distribution Policy and Restrictions on Distributions” includes our forecast of our results of operations and cash available for distribution for the twelve months ending September 30, 2013. Our ability to pay the full minimum quarterly distribution in the forecast period is based on a number of assumptions that may not prove to be correct, which are discussed in “Cash Distribution Policy and Restrictions on Distributions.”

Our forecast of cash available for distribution has been prepared by management, and we have not received an opinion or report on it from any independent registered public accountants. The assumptions underlying our forecast of cash available for distribution are inherently uncertain and are subject to significant business, economic, financial, regulatory and competitive risks and uncertainties that could cause cash available for distribution to differ materially from that which is forecasted. If we do not achieve our forecasted results, we may not be able to pay the minimum quarterly distribution or any amount on our common units or subordinated units, in which event the market price of our common units may decline materially. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Inaccuracies in estimates of volumes and qualities of our sand reserves could result in lower than expected sales and higher than expected production costs.

John T. Boyd, our independent reserve engineers, prepared estimates of our reserves based on engineering, economic and geological data assembled and analyzed by our engineers and geologists. However, frac sand reserve estimates are by nature imprecise and depend to some extent on statistical inferences drawn from available data, which may prove unreliable. There are numerous uncertainties inherent in estimating quantities and qualities of reserves and non-reserve frac sand deposits and costs to mine recoverable reserves, including many factors beyond our control. Estimates of economically recoverable frac sand reserves necessarily depend on a number of factors and assumptions, all of which may vary considerably from actual results, such as:

•	geological and mining conditions and/or effects from prior mining that may not be fully identified by available data or that may differ from experience;

•	assumptions concerning future prices of frac sand, operating costs, mining technology improvements, development costs and reclamation costs; and

•	assumptions concerning future effects of regulation, including the issuance of required permits and taxes by governmental agencies.

Any inaccuracy in our estimates related to our frac sand reserves and non-reserve frac sand deposits could result in lower than expected sales and higher than expected costs. For example, we pay a fixed price per ton of sand excavated regardless of the quality of the frac sand, and our current customer contracts require us to deliver frac sand that meets certain specifications. If our estimates of the quality of our reserves, including the volumes of the various specifications of those reserves, prove to be inaccurate, we may incur significantly higher excavation costs without corresponding increases in revenues, we may not be able to meet our contractual obligations, or our facilities may have a shorter than expected reserve life, which could have a material adverse effect on our results of operations and cash flows.

Substantially all of our sales are generated under contracts with four customers, and the loss of, or significant reduction in purchases by, any of them could adversely affect our business, financial condition and results of operations.

During the year ended December 31, 2011, subsidiaries of Weatherford and Halliburton accounted for 100% of our sales. We commenced sales under our new contracts with subsidiaries of Baker Hughes and FTS International in May 2012, and expect that our four customers will represent all of our sales in 2012. We have fixed price, take-or-pay supply agreements with each of these customers, with remaining terms ranging from 12 to 72 months, as of May 10, 2012. Upon the expiration of these current supply agreements, however, our customers may not continue to purchase the same levels of our frac sand due to a variety of reasons. In addition, we may choose to renegotiate our existing contracts on less favorable terms and at reduced volumes in order to preserve relationships with our customers. Furthermore, some of our customers could exit the pressure pumping business or be acquired by other companies that purchase the same products and services we provide from other third-party providers. Our current customers also may seek to acquire frac sand from other providers that offer more competitive pricing or superior logistics or to capture and develop their own sources of frac sand.

In addition, upon the expiration of our current contract terms, we may be unable to renew our existing contracts or enter into new contracts on terms favorable to us, or at all. The demand for frac sand or prevailing prices at the time our current supply agreements expire may render entry into new long-term supply agreements difficult or impossible. Any reduction in the amount of frac sand purchased by our customers, renegotiation on less favorable terms, or inability to enter into new contracts on economically acceptable terms upon the expiration of our current contracts could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to make acquisitions on economically acceptable terms, our future growth would be limited, and any acquisitions we make may reduce, rather than increase, our cash generated from operations on a per unit basis.

A portion of our strategy to grow our business and increase distributions to unitholders is dependent on our ability to make acquisitions that result in an increase in our cash available for distribution per unit. If we are unable to make acquisitions from third parties, including from our sponsor and its affiliates, because we are unable to identify attractive acquisition candidates or negotiate acceptable purchase contracts, we are unable to obtain financing for these acquisitions on economically acceptable terms or we are outbid by competitors, our future growth and ability to increase distributions will be limited. Furthermore, even if we do consummate acquisitions that we believe will be accretive, they may in fact result in a decrease in our cash available for distribution per unit. Any acquisition involves potential risks, some of which are beyond our control, including, among other things:

•	mistaken assumptions about revenues and costs, including synergies;

•	inability to integrate successfully the businesses we acquire;

•	inability to hire, train or retain qualified personnel to manage and operate our business and newly acquired assets;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	mistaken assumptions about the overall costs of equity or debt;

•	the diversion of management’s attention from other business concerns;

•	unforeseen difficulties operating in new product areas or new geographic areas; and

•	customer or key employee losses at the acquired businesses.

If we consummate any future acquisitions, our capitalization and results of operations may change significantly, and unitholders will not have the opportunity to evaluate the economic, financial and other relevant information that we will consider in determining the application of these funds and other resources.

Our long-term business and financial performance depends on the level of drilling and completion activity in the oil and natural gas industry.

Our primary exposure to market risk occurs at the time existing customer contracts expire and are subject to renegotiation, renewal or replacement. Our ability to renew existing customer contracts or enter into new customer contracts on favorable terms is dependent on the market for frac sand at such times. Demand for frac sand is materially dependent on the levels of activity in natural gas and oil exploration, development and production, and more specifically, the number of natural gas and oil wells completed in geological formations where sand-based proppants are used in hydraulic fracturing treatments and the amount of frac sand customarily used in the completion of such wells.

Oil and natural gas producers’ expectations for lower market prices for oil and natural gas, as well as the availability of capital for operating and capital expenditures, may cause them to curtail spending, thereby reducing hydraulic fracturing activity and the demand for frac sand. Industry conditions that impact the activity levels of oil and natural gas producers are influenced by numerous factors over which we have no control, including:

•	governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves;

•	global weather conditions and natural disasters;

•	worldwide political, military, and economic conditions;

•	the cost of producing and delivering oil and natural gas;

•	commodity prices; and

•	potential acceleration of development of alternative energy sources.

A prolonged reduction in natural gas and oil prices would generally depress the level of natural gas and oil exploration, development, production and well completion activity and result in a corresponding decline in the demand for the frac sand we produce. In addition, any future decreases in the rate at which oil and natural gas reserves are developed, whether due to increased governmental regulation, limitations on exploration and drilling activity or other factors, could have a material adverse effect on our business, even in a stronger natural gas and oil price environment. If there is a sustained decrease in the demand for frac sand, we may be unable to renew contracts for our products, be forced to renegotiate our existing contracts, or be forced to reduce the prices at which we enter into new contracts, any of which would reduce the amount of cash we generate.

In addition, to the extent we make spot sales of our frac sand, the price we receive for those sales will be impacted by short term fluctuations in the market for frac sand, and any negative fluctuations in this market could have an adverse effect on our results of operations and cash flows.

All of our sales are generated at one facility. Any adverse developments at our Wyeville facility could have a material adverse effect on our financial condition and results of operations.

All of our sales are currently derived from our Wyeville facility located in Wyeville, Wisconsin. Any adverse development at this facility due to catastrophic events or weather, or any other event that would cause us to curtail, suspend or terminate operations at our Wyeville facility, could result in us being unable to meet our contracted sand deliveries. If we are unable to deliver contracted volumes within three months of contract year end, or otherwise arrange for delivery from a third party, we will be required to pay make-whole payments to our customers that could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by decreased demand for raw frac sand due to the development of either effective alternative proppants or new processes to replace hydraulic fracturing.

Raw frac sand is a proppant used in the completion and re-completion of oil and natural gas wells to stimulate and maintain oil and natural gas production through the process of hydraulic fracturing. Raw frac sand is the most commonly used proppant and is less expensive than other proppants, such as resin-coated sand and manufactured ceramics. A significant shift in demand from frac sand to other proppants, or the development of new processes to replace hydraulic fracturing altogether, could cause a decline in the demand for the frac sand we produce and result in a material adverse effect on our financial condition and results of operations.

An increase in the supply of raw frac sand having similar characteristics as the raw frac sand we produce could make it more difficult for us to renew or replace our existing contracts on favorable terms or at all.

We believe that the supply of raw frac sand has not kept pace with the increasing demand for raw frac sand, which has been a contributing factor to steadily increasing prices for raw frac sand over the last decade. If significant new reserves of raw frac sand are discovered and developed, and those frac sands have similar characteristics to the raw frac sand we produce, we may be unable to renew or replace our existing contracts on favorable terms or at all. Specifically, if high quality frac sand becomes more readily available, our customers may not be willing to enter into long-term, take-or-pay contracts, may demand lower prices or both, which could have a material adverse effect on our results of operations and cash flows over the long-term.

Federal, state, and local legislative and regulatory initiatives relating to hydraulic fracturing and the potential for related litigation could result in increased costs, additional operating restrictions or delays for our customers, which could cause a decline in the demand for our frac sand and negatively impact our business, financial condition and results of operations.

We supply frac sand to hydraulic fracturing operators in the oil and natural gas industry. Hydraulic fracturing is an important and increasingly common practice that is used to stimulate production of natural gas and/or oil from low permeability hydrocarbon bearing subsurface rock formations. The hydraulic fracturing process involves the injection of water, proppants, and chemicals under pressure into the formation to fracture the surrounding rock, increase permeability and stimulate production. Increased regulation of hydraulic fracturing may adversely impact our business, financial condition, and results of operations.

Although we do not directly engage in hydraulic fracturing activities, our customers purchase our frac sand for use in their hydraulic fracturing activities. The federal Safe Drinking Water Act (“SDWA”) regulates the underground injection of substances through the Underground Injection Control Program (“UIC Program”). Currently, with the exception of certain hydraulic fracturing activities involving the use of diesel, hydraulic fracturing is exempt from federal regulation under the UIC Program, and the hydraulic fracturing process is typically regulated by state or local governmental authorities. However, the practice of hydraulic fracturing has become controversial and is undergoing increased political and regulatory scrutiny. Several federal agencies, regulatory authorities, and legislative entities are investigating the potential environmental impacts of hydraulic fracturing and whether additional regulation may be necessary. On April 13, 2012, President Obama issued an executive order creating a task force to coordinate federal oversight over domestic natural gas production and hydraulic fracturing. The U.S. Department of the Interior proposed new regulations on May 4, 2012, which would require oil and natural gas operators to disclose the chemicals they use during hydraulic fracturing on federal lands. It would also strengthen standards for wellbore integrity and the management of fluids that return to the surface during and after fracturing operations on federal lands. These proposed changes are partially in response to recommendations issued by a subcommittee of the Secretary of Energy Advisory Board (the “SEAB”) of the U.S. Department of Energy. The SEAB had been tasked with recommending steps to improve the safety and environmental performance of hydraulic fracturing. The SEAB subcommittee had issued a preliminary report in August 2011 recommending, among other things, measures to improve and protect air and water quality, improvements in communication among state and federal regulators, disclosure of fracturing fluid composition, and the creation of a publicly accessible database organizing all publicly disclosed information with respect to hydraulic fracturing operations. The SEAB subcommittee subsequently issued a report in November 2011 on how federal agencies, states, and others can implement its August 2011 recommendations. In addition, the U.S. Environmental Protection Agency continues to study the potential environmental impacts of hydraulic fracturing activities and has announced plans to propose standards for the treatment and discharge of wastewater resulting from hydraulic fracturing by 2014. These studies and activities, depending on their results, could spur proposals or initiatives to regulate hydraulic fracturing under the SDWA or otherwise. Legislation is currently before Congress to provide for federal regulation of hydraulic fracturing under the SDWA and to require disclosure of the chemicals used in the hydraulic fracturing process. If this or similar legislation becomes law, the legislation could establish an additional level of regulation that may lead to additional permitting requirements or other operating restrictions applicable to our customers, making it more difficult for them to complete unconventional oil and natural gas wells. This could increase our customers’ costs of compliance and doing business or otherwise adversely affect the hydraulic fracturing services they perform, which may negatively impact demand for our frac sand.

In addition, various state, local, and foreign governments have implemented, or are considering, increased regulatory oversight of hydraulic fracturing through additional permitting requirements, operational restrictions, disclosure requirements, and temporary or permanent bans on hydraulic fracturing in certain areas such as environmentally sensitive watersheds. For example, eleven states—Arkansas, Colorado, Louisiana, Michigan, Montana, New Mexico, North Dakota, Ohio, Pennsylvania, Texas, and Wyoming—have imposed disclosure requirements on hydraulic fracturing well owners and operators. In addition, many local governments have adopted ordinances to severely restrict or prohibit hydraulic fracturing activities within their jurisdictions.

The adoption of new laws or regulations at the federal, state, local, or foreign levels imposing reporting obligations on, or otherwise limiting or delaying, the hydraulic fracturing process could make it more difficult to complete natural gas wells, increase our customers’ costs of compliance and doing business, and otherwise adversely affect the hydraulic fracturing services they perform, which could negatively impact demand for our frac sand. In addition, heightened political, regulatory, and public scrutiny of hydraulic fracturing practices could expose us or our customers to increased legal and regulatory proceedings, which could be time-consuming, costly, or result in substantial legal liability or significant reputational harm. We could be directly affected by adverse litigation involving us, or indirectly affected if the cost of compliance limits the ability of our customers to operate. Such costs and scrutiny could directly or indirectly, through reduced demand for our frac sand, have a material adverse effect on our business, financial condition and results of operations.

Our long-term, fixed price contracts may preclude us from taking advantage of increasing prices for frac sand or mitigating the effect of increased operational costs during the term of our long-term, fixed price contracts.

The long-term supply contracts we have may negatively impact our results of operations. All of our long-term contracts are for sales at fixed prices. As a result, in periods with increasing prices our sales will grow at a slower rate than industry spot prices.

Additionally, if our operational costs increase during the terms of our long-term supply contracts, we will not be able to pass any of those increased costs to our customers. If we are unable to otherwise mitigate these increased operational costs, our net income and available cash for distributions could decline.

We are exposed to the credit risk of our customers, and any material nonpayment or nonperformance by our customers could adversely affect our financial results and cash available for distribution.

We are subject to the risk of loss resulting from nonpayment or nonperformance by our customers, whose operations are concentrated in a single industry, the global oilfield services industry. Our credit procedures and policies may not be adequate to fully eliminate customer credit risk. If we fail to adequately assess the creditworthiness of existing or future customers or unanticipated deterioration in their creditworthiness, any resulting increase in nonpayment or nonperformance by them and our inability to re-market or otherwise use the production could have a material adverse effect on our business, financial condition, results of operations and ability to pay distributions to our unitholders.

Our operations are subject to operational hazards and unforeseen interruptions for which we may not be adequately insured.

Our operations are exposed to potential natural disasters, including blizzards, tornadoes, storms, floods and earthquakes. If any of these events were to occur, we could incur substantial losses because of personal injury or loss of life, severe damage to and destruction of property and equipment, and pollution or other environmental damage resulting in curtailment or suspension of our operations.

We are not fully insured against all risks incident to our business, including the risk of our operations being interrupted due to severe weather and natural disasters. Certain of the insurance policies covering entities that will be contributed to us and their operations also provide coverage to entities that will not be contributed to us as a part of our initial public offering. The coverage available under those insurance policies has historically been allocated among the entities that will be contributed to us and those entities that will not be contributed to us. This allocation may result in limiting the amount of recovery available to us for purposes of covered losses.

Furthermore, we may be unable to maintain or obtain insurance of the type and amount we desire at reasonable rates. As a result of market conditions, premiums and deductibles for certain of our insurance policies have increased and could escalate further. In addition sub-limits have been imposed for certain risks. In some instances, certain insurance could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we are not fully insured, it could have a material adverse effect on our financial condition, results of operations and cash available for distribution to unitholders.

Because we have a limited operating history, you may not be able to evaluate our current business and future earnings prospects accurately.

Our sponsor, which is our accounting predecessor for financial reporting purposes, was formed in October 2010 to develop excavation, processing and logistics facilities for raw frac sands used in hydraulic fracturing operations in oil and natural gas wells. We did not commence commercial operations until the third quarter of 2011, when our Wyeville facility became operational. As a result, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects.

In addition, this prospectus includes audited financial statements only as of and for the year ended December 31, 2011 and as of and for the period from inception (October 28, 2010) to December 31, 2010. As a result, and given our recent date of formation, you have limited information upon which to make your decision to invest in our common units.

Our future performance will depend on our ability to succeed in competitive markets, and on our ability to appropriately react to potential fluctuations in the demand for and supply of frac sand.

We operate in a highly competitive market that is characterized by a small number of large, national producers and a larger number of small, regional or local producers. Competition in the industry is based on price, consistency and quality of product, site location, distribution and logistics capabilities, customer service, reliability of supply and breadth of product offering.

We compete with large, national producers such as Badger Mining Corporation, Fairmount Minerals, Ltd., Preferred Proppants LLC, Unimin Corporation and U.S. Silica Holdings Inc. Our larger competitors may have greater financial and other resources than we do, may develop technology superior to ours or may have production facilities that are located closer to key customers than ours. Should the demand for hydraulic fracturing services decrease, prices in the frac sand market could materially decrease as smaller, regional producers may exit the market, selling frac sand at below market prices. In addition, oil and natural gas exploration and production companies and other providers of hydraulic fracturing services could acquire their own frac sand reserves, expand their existing frac sand production capacity or otherwise fulfill their own proppant requirements and existing or new frac sand producers could add to or expand their frac sand production capacity, which may negatively impact pricing and demand for our frac sand. We may not be able to compete successfully against either our larger or smaller competitors in the future, and competition could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Fluctuations in transportation costs and the availability or reliability of rail transportation could reduce revenues by causing us to reduce our production or by impairing the ability of our customers to take delivery.

Transportation costs represent a significant portion of the total cost of frac sand for our customers and, as a result, the cost of transportation is a critical factor in a customer’s purchasing decision. Disruption of transportation services due to shortages of rail cars, weather-related problems, flooding, drought, accidents, mechanical difficulties, strikes, lockouts, bottlenecks or other events could temporarily impair the ability of our customers to take delivery and, in certain circumstances, constitute a force majeure event under our customer contracts, permitting our customers to suspend taking delivery of and paying for our frac sand. Accordingly, if there are disruptions of the rail transportation services utilized by our customers, and they are unable to find alternative transportation providers to transport frac sand, our business could be adversely affected.

Our production process consumes large amounts of natural gas and electricity. An increase in the price or a significant interruption in the supply of these or any other energy sources could have a material adverse effect on our financial condition or results of operations.

Energy costs, primarily natural gas and electricity, represented approximately 2.9% of our total sales and 9.8% of our total production costs in 2011. Natural gas is the primary fuel source used for drying in the frac sand production process and, as such, our profitability is impacted by the price and availability of natural gas we purchase from third parties. Because we have not contracted for the provision of natural gas on a fixed-price basis, our costs and profitability will be impacted by fluctuations in prices for natural gas. The price and supply of natural gas are unpredictable and can fluctuate significantly based on international, political and economic circumstances, as well as other events outside our control, such as changes in supply and demand due to weather conditions, actions by OPEC and other oil and natural gas producers, regional production patterns and environmental concerns. In addition, potential climate change regulations or carbon or emissions taxes could result in higher production costs for energy, which may be passed on to us in whole or in part. The price of natural gas has been extremely volatile over the last two years, from a high of $4.92 per million British Thermal Units (“BTUs”) in June 2011 to a low of $1.84 per million BTUs in April 2012, and this volatility may continue. In order to manage this risk, we may hedge natural gas prices through the use of derivative financial instruments, such as forwards, swaps and futures. However, these measures carry risk (including nonperformance by counterparties) and do not in any event entirely eliminate the risk of decreased margins as a result of natural gas price increases. A significant increase in the price of energy that is not recovered through an increase in the price of our products or covered through our hedging arrangements or an extended interruption in the supply of natural gas or electricity to our production facilities could have a material adverse effect on our business, financial condition, results of operations, cash flows and prospects.

Increases in the price of diesel fuel may adversely affect our results of operations.

Diesel fuel costs generally fluctuate with increasing and decreasing world crude oil prices, and accordingly are subject to political, economic and market factors that are outside of our control. Our operations are dependent on earthmoving equipment, railcars and tractor trailers, and diesel fuel costs are a significant component of the operating expense of these vehicles. We contract with a third party to excavate raw frac sand, deliver the raw frac sand to our processing facility and move the sand from our wet plant to our dry plant, and pay a fixed price per ton of sand delivered to our wet plant, subject to a fuel surcharge based on the price of diesel fuel. Accordingly, increased diesel fuel costs could have an adverse effect on our results of operations and cash flows.

We may be required to make substantial capital expenditures to maintain, develop and increase our asset base. The inability to obtain needed capital or financing on satisfactory terms, or at all, could have an adverse effect on our growth and profitability.

Although we currently use a significant amount of our cash reserves and cash generated from our operations to fund the development of our existing frac sand reserves, we may depend on the availability of credit to fund future capital expenditures. Our ability to obtain bank financing or to access the capital markets for future equity or debt offerings may be limited by our financial condition at the time of any such financing or offering, the covenants contained in the credit facility we expect to enter into in connection with this offering or other future debt agreements, adverse market conditions or other contingencies and uncertainties that are beyond our control. Our failure to obtain the funds necessary to maintain, develop and increase our asset base could adversely impact our growth and profitability.

Even if we are able to obtain financing or access the capital markets, incurring additional debt may significantly increase our interest expense and financial leverage, and our level of indebtedness could restrict our ability to fund future development and acquisition activities. In addition, the issuance of additional equity interests may result in significant dilution to our existing unitholders.

We expect to enter into a new credit facility in connection with this offering that will likely contain restrictions and financial covenants that may restrict our business and financing activities.

The credit facility that we expect to enter into in connection with this offering, and any other future financing agreements that we may enter into will likely contain, operating and financial restrictions and covenants that may restrict our ability to finance future operations or capital needs, to engage in, expand or pursue our business activities or to make distributions to our unitholders.

Our ability to comply with any such restrictions and covenants is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we violate any of the restrictions, covenants, ratios or tests in the credit facility that we expect to enter into, a significant portion of our indebtedness may become immediately due and payable and our lenders’ commitment to make further loans to us may terminate. We might not have, or be able to obtain, sufficient funds to make these accelerated payments.

A facility closure entails substantial costs, and if we close our facility sooner than anticipated, our results of operations may be adversely affected.

We base our assumptions regarding the life of our Wyeville excavation facility on detailed studies that we perform from time to time, but our studies and assumptions may not prove to be accurate. If we close our Wyeville facility sooner than expected, sales will decline unless we are able to acquire and develop additional facilities, which may not be possible. The closure of our Wyeville facility would involve significant fixed closure costs, including accelerated employment legacy costs, severance-related obligations, reclamation and other environmental costs and the costs of terminating long-term obligations, including energy contracts and equipment leases. We accrue for the costs of reclaiming open pits, stockpiles, non-saleable sand, ponds, roads and other mining support areas over the estimated mining life of our property. If we were to reduce the estimated life of our Wyeville facility, the fixed facility closure costs would be applied to a shorter period of production, which would increase production costs per ton produced and could materially and adversely affect our results of operations and financial condition.

Applicable statutes and regulations require that mining property be reclaimed following a mine closure in accordance with specified standards and an approved reclamation plan. The plan addresses matters such as removal of facilities and equipment, regrading, prevention of erosion and other forms of water pollution, re-vegetation and post-mining land use. We may be required to post a surety bond or other form of financial assurance equal to the cost of reclamation as set forth in the approved reclamation plan. The establishment of the final mine closure reclamation liability is based on permit requirements and requires various estimates and assumptions, principally associated with reclamation costs and production levels. If our accruals for expected reclamation and other costs associated with facility closures for which we will be responsible were later determined to be insufficient, our business, results of operations and financial condition would be adversely affected.

Our operations are dependent on our rights and ability to mine our properties and on our having renewed or received the required permits and approvals from governmental authorities and other third parties.

We hold numerous governmental, environmental, mining, and other permits, water rights, and approvals authorizing operations at our facility. For our extraction and processing in Wisconsin, the permitting process is subject to federal, state and local authority. For example, on the federal level, a Mine Identification Request (MSHA Form 7000-51) must be filed and obtained before mining commences. If wetlands are implicated, a U.S. Army Corps of Engineers Wetland Permit is required. At the state level, a series of permits are required related to air quality, wetlands, water quality (waste water, storm water), grading permits, endangered species, archeological assessments, and high capacity wells in addition to others depending upon site specific factors and operational detail. At the local level, zoning, building, storm water, erosion control, wellhead protection, road usage and access are all regulated and require permitting to some degree. A non-metallic mining reclamation permit is required. A decision by a governmental agency or other third party to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations.

Title to, and the area of, mineral properties and water rights may also be disputed. Mineral properties sometimes contain claims or transfer histories that examiners cannot verify. A successful claim that we do not have title to our property or lack appropriate water rights could cause us to lose any rights to explore, develop, and extract minerals, without compensation for our prior expenditures relating to such property. Our business may suffer a material adverse effect in the event we have title deficiencies.

In some instances, we have received access rights or easements from third parties, which allow for a more efficient operation than would exist without the access or easement. A third party could take action to suspend the access or easement, and any such action could be materially adverse to our results of operations or financial condition.

A shortage of skilled labor together with rising labor costs in the excavation industry may further increase operating costs, which could adversely affect our results of operations.

Efficient sand excavation using modern techniques and equipment requires skilled laborers, preferably with several years of experience and proficiency in multiple tasks, including processing of mined minerals. Our mining operations are subcontracted to Gerke Excavating, Inc., but there is a shortage of skilled mining labor in Wisconsin. If the shortage of experienced labor continues or worsens, we may find it difficult to renew or replace that contract upon its expiration on acceptable terms, and we may be unable to hire or train the necessary number of skilled laborers to perform our own operations. In either event, there could be an adverse impact on our labor productivity and costs and our ability to expand production.

Our business may suffer if we lose, or are unable to attract and retain, key personnel.

We depend to a large extent on the services of our senior management team and other key personnel, and we are seeking to hire several key management personnel in the near term. Members of our senior management and other key employees have extensive experience and expertise in evaluating and analyzing sand reserves, maximizing production from such properties, marketing frac sand production and developing and executing financing strategies, as well as substantial experience and relationships with participants in the oilfield services and exploration and production industries. Competition for management and key personnel is intense, and the pool of qualified candidates is limited. The loss of any of these individuals or the failure to attract additional personnel, as needed, could have a material adverse effect on our operations and could lead to higher labor costs or the use of less-qualified personnel. In addition, if any of our executives or other key employees were to join a competitor or form a competing company, we could lose customers, suppliers, know-how and key personnel. We do not maintain key-man life insurance with respect to any of our employees. Our success will be dependent on our ability to continue to attract, employ and retain highly skilled personnel.

Failure to maintain effective quality control systems at our mining, processing and production facilities could have a material adverse effect on our business and operations.

The performance and quality of our products are critical to the success of our business. These factors depend significantly on the effectiveness of our quality control systems, which, in turn, depends on a number of factors, including the design of our quality control systems, our quality-training program and our ability to ensure that our employees adhere to our quality control policies and guidelines. Any significant failure or deterioration of our quality control systems could have a material adverse effect on our business, financial condition, results of operations and reputation.

Seasonal and severe weather conditions could have a material adverse impact on our business.

Our business could be materially adversely affected by severe weather conditions. Severe weather conditions may affect our customers’ operations, thus reducing their need for our products, impact our operations by resulting in weather-related damage to our facilities and equipment and impact our customers’ ability to take delivery of our products at our plant site. Any weather-related interference with our operations could force us to delay or curtail services and potentially breach our contractual obligations to delivery minimum volumes or result in a loss of productivity and an increase in our operating costs.

In addition, severe winter weather conditions impact our operations by causing us to halt our excavation and wet plant related production activities during the winter months. During non-winter months, we excavate excess sand to build a stockpile that will feed the dry plant which continues to operate during the winter months. Unexpected winter conditions (e.g., if winter comes earlier than expected or lasts longer than expected) may result in us not having a sufficient sand stockpile to supply feedstock for our dry plant during winter months, which could result in us being unable to meet our contracted sand deliveries during such time and lead to a material adverse effect on our business, financial condition, results of operation and reputation.

Our cash flow fluctuates on a seasonal basis.

Our cash flow is affected by a variety of factors, including weather conditions and seasonal periods. Seasonal fluctuations in weather impact the production levels at our wet processing plant. While our sales and finished product production levels are contracted evenly throughout the year, our mining and wet sand processing activities are limited to non-winter months. As a consequence, we experience lower cash costs in the first and fourth quarter of each calendar year.

Diminished access to water may adversely affect our operations.

The excavation and processing activities in which we engage require significant amounts of water. As a result, securing water rights and water access is necessary for the operation of our processing facilities. If future excavation and processing activities are located in an area that is water-constrained, there may be additional costs associated with securing water access. We have obtained water rights that we currently use to service the activities on our property, and we plan to obtain all required water rights to service other properties we may develop or acquire in the future. However, the amount of water that we are entitled to use pursuant to our water rights must be determined by the appropriate regulatory authorities in the jurisdictions in which we operate. Such regulatory authorities may amend the regulations regarding such water rights, increase the cost of maintaining such water rights or eliminate our current water rights, and we may be unable to retain all or a portion of such water rights. These new regulations, which could also affect local municipalities and other industrial operations, could have a material adverse effect on our operating costs if implemented. Such changes in laws, regulations or government policy and related interpretations pertaining to water rights may alter the environment in which we do business, which may have an adverse effect on our financial condition and results of operations. Additionally, a water discharge permit may be required to properly dispose of water at our processing site. The water discharge permitting process is also subject to regulatory discretion, and any inability to obtain the necessary permits could have an adverse effect on financial condition and results of operations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States could adversely affect the U.S. and global economies and could prevent us from meeting financial and other obligations. We could experience loss of business, delays or defaults in payments from payors or disruptions of fuel supplies and markets if pipelines, production facilities, processing plants or refineries are direct targets or indirect casualties of an act of terror or war. Such activities could reduce the overall demand for oil and natural gas, which, in turn, could also reduce the demand for our frac sand. Terrorist activities and the threat of potential terrorist activities and any resulting economic downturn could adversely affect our results of operations, impair our ability to raise capital or otherwise adversely impact our ability to realize certain business strategies.

Risks Related to Environmental, Mining and Other Regulation

We and our customers are subject to extensive environmental and health and safety regulations that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

We are subject to a variety of federal, state, and local regulatory environmental requirements affecting the mining and mineral processing industry, including among others, those relating to employee health and safety, environmental permitting and licensing, air and water emissions, water pollution, waste management, remediation of soil and groundwater contamination, land use, reclamation and restoration of properties, hazardous materials, and natural resources. These laws, regulations, and permits have had, and will continue to have, a significant effect on our business. Some environmental laws impose substantial penalties for noncompliance, and others, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), impose strict, retroactive, and joint and several liability for the remediation of releases of hazardous substances. Liability under CERCLA, or similar state and local laws, may be imposed as a result of conduct that was lawful at the time it occurred or for the conduct of, or conditions caused by, prior operators or other third parties. Failure to properly handle, transport, store, or dispose of hazardous materials or otherwise conduct our operations in compliance with environmental laws could expose us to liability for governmental penalties, cleanup costs, and civil or criminal liability associated with releases of such materials into the environment, damages to property, or natural resources and other damages, as well as potentially impair our ability to conduct our operations. In addition, future environmental laws and regulations could restrict our ability to expand our facilities or extract our mineral deposits or could require us to acquire costly equipment or to incur other significant expenses in connection with our business. Future events, including changes in any environmental requirements (or their interpretation or enforcement) and the costs associated with complying with such requirements, could have a material adverse effect on us.

Any failure by us to comply with applicable environmental laws and regulations may cause governmental authorities to take actions that could adversely impact our operations and financial condition, including:

•	issuance of administrative, civil, or criminal penalties;

•	denial, modification, or revocation of permits or other authorizations;

•	imposition of injunctive obligations or other limitations on our operations, including cessation of operations; and

•	requirements to perform site investigatory, remedial, or other corrective actions.

Any such regulations could require us to modify existing permits or obtain new permits, implement additional pollution control technology, curtail operations, increase significantly our operating costs, or impose additional operating restrictions among our customers that reduce demand for our services.

We may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on our operating results by requiring us to modify our operations or equipment or shut down our facility. Additionally, our customers may not be able to comply with any new laws and regulations, which could cause our customers to curtail or cease operations. We cannot at this time reasonably estimate our costs of compliance or the timing of any costs associated with any new laws and regulations, or any material adverse effect that any new standards will have on our customers and, consequently, on our operations.

Silica-related legislation, health issues and litigation could have a material adverse effect on our business, reputation or results of operations.

We are subject to laws and regulations relating to human exposure to crystalline silica. Several federal and state regulatory authorities, including the U.S. Mining Safety and Health Administration, may continue to propose changes in their regulations regarding workplace exposure to crystalline silica, such as permissible exposure limits and required controls and personal protective equipment. We may not be able to comply with any new laws and regulations that are adopted, and any new laws and regulations could have a material adverse effect on our operating results by requiring us to modify or cease our operations.

In addition, the inhalation of respirable crystalline silica is associated with the lung disease silicosis. There is recent evidence of an association between crystalline silica exposure or silicosis and lung cancer and a possible association with other diseases, including immune system disorders such as scleroderma. These health risks have been, and may continue to be, a significant issue confronting the frac sand industry. Concerns over silicosis and other potential adverse health effects, as well as concerns regarding potential liability from the use of frac sand, may have the effect of discouraging our customers’ use of our frac sand. The actual or perceived health risks of mining, processing and handling frac sand could materially and adversely affect frac sand producers, including us, through reduced use of frac sand, the threat of product liability or employee lawsuits, increased scrutiny by federal, state and local regulatory authorities of us and our customers or reduced financing sources available to the frac sand industry.

We are subject to the Federal Mine Safety and Health Act of 1977, which imposes stringent health and safety standards on numerous aspects of our operations.

Our operations are subject to the Federal Mine Safety and Health Act of 1977, as amended by the Mine Improvement and New Emergency Response Act of 2006, which imposes stringent health and safety standards on numerous aspects of mineral extraction and processing operations, including the training of personnel, operating procedures, operating equipment, and other matters. Our failure to comply with such standards, or changes in such standards or the interpretation or enforcement thereof, could have a material adverse effect on our business and financial condition or otherwise impose significant restrictions on our ability to conduct mineral extraction and processing operations.

We and our customers are subject to other extensive regulations, including licensing, plant and wildlife protection and reclamation regulation, that impose, and will continue to impose, significant costs and liabilities. In addition, future regulations, or more stringent enforcement of existing regulations, could increase those costs and liabilities, which could adversely affect our results of operations.

In addition to the regulatory matters described above, we and our customers are subject to extensive governmental regulation on matters such as permitting and licensing requirements, plant and wildlife protection, wetlands protection, reclamation and restoration activities at mining properties after mining is completed, the discharge of materials into the environment, and the effects that mining and hydraulic fracturing have on groundwater quality and availability. Our future success depends, among other things, on the quantity and quality of our frac sand deposits, our ability to extract these deposits profitably, and our customers being able to operate their businesses as they currently do.

In order to obtain permits and renewals of permits in the future, we may be required to prepare and present data to governmental authorities pertaining to the potential adverse impact that any proposed excavation or production activities, individually or in the aggregate, may have on the environment. Certain approval procedures may require preparation of archaeological surveys, endangered species studies, and other studies to assess the environmental impact of new sites or the expansion of existing sites. Compliance with these regulatory requirements is expensive and significantly lengthens the time needed to develop a site. Finally, obtaining or renewing required permits is sometimes delayed or prevented due to community opposition and other factors beyond our control. The denial of a permit essential to our operations or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to develop or expand a site. Significant opposition to a permit by neighboring property owners, members of the public, or other third parties, or delay in the environmental review and permitting process also could delay or impair our ability to develop or expand a site. New legal requirements, including those related to the protection of the environment, could be adopted that could materially adversely affect our mining operations (including our ability to extract or the pace of extraction of mineral deposits), our cost structure, or our customers’ ability to use our frac sand. Such current or future regulations could have a material adverse effect on our business and we may not be able to obtain or renew permits in the future.

Our inability to acquire, maintain or renew financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business, financial condition and results of operations.

We are generally obligated to restore property in accordance with regulatory standards and our approved reclamation plan after it has been mined. We are required under federal, state, and local laws to maintain financial assurances, such as surety bonds, to secure such obligations. The inability to acquire, maintain or renew such assurances, as required by federal, state, and local laws, could subject us to fines and penalties as well as the revocation of our operating permits. Such inability could result from a variety of factors, including:

•	the lack of availability, higher expense, or unreasonable terms of such financial assurances;

•	the ability of current and future financial assurance counterparties to increase required collateral; and

•	the exercise by financial assurance counterparties of any rights to refuse to renew the financial assurance instruments.

Our inability to acquire, maintain, or renew necessary financial assurances related to the reclamation and restoration of mining property could have a material adverse effect on our business, financial condition, and results of operations.

Risks Inherent in an Investment in Us

Our sponsor owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

Following the offering, our sponsor, Hi-Crush Proppants LLC, will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a duty to manage us in a manner it believes to be in our best interests, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to our sponsor. Therefore, conflicts of interest may arise between our sponsor or any of its affiliates, including our general partner, on the one hand, and us or any of our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•

our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement, which has the effect of limiting its duty to our unitholders;

•	neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period”;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $         million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

•	our general partner intends to limit its liability regarding our contractual and other obligations;

•	our general partner may exercise its right to call and purchase common units if it and its affiliates own more than 80% of the common units;

•	our general partner controls the enforcement of obligations that it and its affiliates owe to us;

•	our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

•

our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner’s incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner or the unitholders. This election may result in lower distributions to the common unitholders in certain situations.

In addition, we may compete directly with entities in which our sponsor has an interest for acquisition opportunities and potentially will compete with these entities for new business or extensions of the existing services provided by us. Please read “—Our sponsor and other affiliates of our general partner may compete with us.” and “Conflicts of Interest and Fiduciary Duties.”

The board of directors of our general partner may modify or revoke our cash distribution policy at any time at its discretion. Our partnership agreement does not require us to pay any distributions at all.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute quarterly at least $         per unit on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. However, the board may change such policy at any time at its discretion and could elect not to pay distributions for one or more quarters. Please read “Cash Distribution Policy and Restrictions on Distributions.”

In addition, our partnership agreement does not require us to pay any distributions at all. Accordingly, investors are cautioned not to place undue reliance on the permanence of such a policy in making an investment decision. Any modification or revocation of our cash distribution policy could substantially reduce or eliminate the amounts of distributions to our unitholders. The amount of distributions we make, if any, and the decision to make any distribution at all will be determined by the board of directors of our general partner, whose interests may differ from those of our common unitholders. Our general partner has limited duties to our unitholders, which may permit it to favor its own interests or the interests of our sponsor to the detriment of our common unitholders.

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements between us and third parties so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s duties, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

It is our policy to distribute a significant portion of our cash available for distribution to our partners, which could limit our ability to grow and make acquisitions.

We plan to distribute most of our cash available for distribution, which may cause our growth to proceed at a slower pace than that of businesses that reinvest their cash to expand ongoing operations. To the extent we issue additional units in connection with any acquisitions or expansion capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our per unit distribution level. There are no limitations in our partnership agreement on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings or other debt to finance our growth strategy would result in increased interest expense, which, in turn, may impact the cash that we have available to distribute to our unitholders.

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•

whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning that it believed that the decision was in the best interest of our partnership;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or its officers and directors, as the case may be, acted in bad faith or, in the case of a criminal matter, acted with knowledge that the conduct was criminal; and

•

our general partner will not be in breach of its obligations under the partnership agreement or its duties to us or our limited partners if a transaction with an affiliate or the resolution of a conflict of interest is:

(1)	approved by the conflicts committee of the board of directors of our general partner, although our general partner is not obligated to seek such approval; or

(2)	approved by the vote of a majority of the outstanding common units, excluding any common units owned by our general partner and its affiliates.

In connection with a situation involving a transaction with an affiliate or a conflict of interest, any determination by our general partner must be made in good faith. If an affiliate transaction or the resolution of a conflict of interest is not approved by our common unitholders or the conflicts committee then it will be presumed that, in making its decision, taking any action or failing to act, the board of directors acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Please read “Conflicts of Interest and Fiduciary Duties.”

Our sponsor and other affiliates of our general partner may compete with us.

Our partnership agreement provides that our general partner will be restricted from engaging in any business activities other than acting as our general partner and those activities incidental to its ownership interest in us. However, affiliates of our general partner, including our sponsor, are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us. Our sponsor makes investments and purchases entities that acquire, own and operate proppants businesses. These investments and acquisitions may include entities or assets that we would have been interested in acquiring. Therefore, our sponsor may compete with us for investment opportunities and may own an interest in entities that compete with us.

Pursuant to the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including its executive officers and directors and our sponsor. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read “Conflicts of Interest and Fiduciary Duties.”

Our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to its incentive distribution rights, without the approval of the conflicts committee of its board of directors or the holders of our common units. This could result in lower distributions to holders of our common units.

Our general partner has the right, as the initial holder of our incentive distribution rights, at any time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (50.0%) for the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our distributions at the time of the exercise of the reset election. Following a reset election by our general partner, the minimum quarterly distribution will be adjusted to equal the reset minimum quarterly distribution and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

If our general partner elects to reset the target distribution levels, it will be entitled to receive a number of common units. The number of common units to be issued to our general partner will equal the number of common units that would have entitled the holder to an aggregate quarterly cash distribution in the quarter prior to the reset election equal to the distribution to our general partner on the incentive distribution rights in the quarter prior to the reset election. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “How We Make Distributions to Our Partners—General Partner’s Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to elect our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our sponsor, as a result of it owning our general partner, and not by our unitholders. Please read “Management—Management of Hi-Crush Partners LP” and “Certain Relationships and Related Transactions.” Unlike publicly-traded corporations, we will not conduct annual meetings of our unitholders to elect directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations. As a result of these limitations, the price at which the common units will trade could be diminished because of the absence or reduction of a takeover premium in the trading price.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of     % of our common and subordinated units (or     % of our common and subordinated units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of the subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution of $         per common unit.

The assumed initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $         per common unit. Based on the assumed initial public offering price of $         per common unit, unitholders will incur immediate and substantial dilution of $         per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner, or indirectly held by our sponsor, may be transferred to a third party without unitholder consent.

Our general partner or our sponsor may transfer the incentive distribution rights to a third party at any time without the consent of our unitholders. If our sponsor transfers the incentive distribution rights to a third party but retains its ownership interest in our general partner, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if our sponsor had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our sponsor could reduce the likelihood of our sponsor accepting offers made by us relating to assets owned by it, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our sponsor will own an aggregate of     % of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our sponsor will own     % of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our sponsor or other large holders.

After this offering, we will have              common units and              subordinated units outstanding, which includes the              common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of              common units (             if the underwriters do not exercise their option to purchase additional common units) that are issued to our sponsor will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived in the discretion of certain of the underwriters. Sales by our sponsor or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our sponsor. Under our agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce cash available for distribution to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only              publicly-traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings or those of other companies in our industry;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

•	the failure of securities analysts to cover our common units after this offering or changes in financial estimates by analysts;

•	future sales of our common units; and

•	the other factors described in these “Risk Factors.”

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions. You could be liable for our obligations as if you were a general partner if a court or government agency were to determine that:

•	we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•

your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Unitholders may have liability to repay distributions and in certain circumstances may be personally liable for the obligations of the partnership.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, or the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

For as long as we are an emerging growth company, we will not be required to comply with certain reporting requirements, including those relating to accounting standards and disclosure about our executive compensation, that apply to other public companies.

In April 2012, President Obama signed into law the Jumpstart Our Business Startups Act, or the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for “emerging growth companies,” including certain requirements relating to accounting standards and compensation disclosure. We are classified as an emerging growth company. For as long as we are an emerging growth company, which may be up to five full fiscal years, unlike other public companies, we will not be required to, among other things, (1) provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes Oxley Act of 2002, (2) comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer, (3) comply with any new audit rules adopted by the PCAOB after April 5, 2012 unless the SEC determines otherwise, (4) provide certain disclosure regarding executive compensation required of larger public companies or (5) hold unitholder advisory votes on executive compensation.

Our sponsor, which is our accounting predecessor for financial reporting purposes, has a material weakness in its internal control over financial reporting. If we fail to establish and maintain effective internal control over financial reporting, our ability to accurately report our financial results could be adversely affected.

Prior to the completion of this offering, our sponsor has been a private entity with limited accounting personnel and other supervisory resources to adequately execute its accounting processes and address its internal control over financial reporting. In connection with our sponsor’s audit for the year ended December 31, 2011, our sponsor’s independent registered public accounting firm identified and communicated a material weakness related to the failure to maintain a sufficient complement of qualified accounting personnel, which contributed to our sponsor’s inability to maintain appropriate segregation of duties within the organization and effective review and supervision over the financial reporting process. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our sponsor’s financial statements will not be prevented, or detected on a timely basis. This material weakness resulted in audit adjustments to our sponsor’s financial statements, which were identified by our independent registered public accounting firm.

After the closing of this offering, our management team and financial reporting oversight personnel will be those of our sponsor and thus, we may face the same material weakness described above.

We are in the early phases of evaluating the design and operation of our internal control over financial reporting and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which could give rise to significant deficiencies and other material weaknesses, in addition to the material weakness described above. The material weakness described above could result in a misstatement of our accounts or disclosures that would result in a material misstatement of our annual or interim financial statements that would not be prevented or detected. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness described above or avoid potential future material weaknesses.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a publicly traded partnership, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. Though we will be required to disclose material changes made to our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a publicly traded partnership, we will need to implement additional internal controls, reporting systems and procedures and hire additional accounting, finance and legal staff. Furthermore, while we generally must comply with Section 404 of the Sarbanes Oxley Act of 2002 for our fiscal year ending December 31, 2012, we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be an “emerging growth company” within the meaning of Section 2(a)(19) of the Securities Act. Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our annual report for the fiscal year ending December 31, 2017. Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

The New York Stock Exchange does not require a publicly-traded partnership like us to comply with certain of its corporate governance requirements.

We intend to apply to list our common units on the NYSE. Because we will be a publicly-traded partnership, the NYSE does not require us to have a majority of independent directors on our general partner’s board of directors or to establish a compensation committee or a nominating and corporate governance committee. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of Hi-Crush Partners LP.”

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded company, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board or as executive officers.

We estimate that we will incur approximately $2.1 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our cash available for distribution to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations, that we will be so treated, a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to you. Because a tax would be imposed upon us as a corporation, our cash available for distribution to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly-traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, members of Congress have recently considered substantive changes to the existing federal income tax laws that affect publicly-traded partnerships. Any modification to the federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly-traded partnerships to be treated as partnerships for federal income tax purposes. Although the considered legislation would not appear to have affected our treatment as a partnership, we are unable to predict whether any of these changes, or other proposals will be reintroduced or will ultimately be enacted. Any such changes could negatively impact the value of an investment in our common units.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay federal income taxes and, in some cases, state and local income taxes on your share of our taxable income whether or not you receive cash distributions from us. You may not receive cash distributions from us equal to your share of our taxable income or even equal to the actual tax liability that results from that income.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated as a partnership for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, our sponsor will directly and indirectly own more than 50% of the total interests in our capital and profits. Therefore, a transfer by our sponsor of all or a portion of its interests in us could result in a termination of us as a partnership for federal income tax purposes. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. Our termination currently would not affect our classification as a partnership for federal income tax purposes, but instead, after our termination we would be treated as a new partnership for federal income tax purposes. If treated as a new partnership, we must make new tax elections and could be subject to penalties if we are unable to determine that a termination occurred. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Constructive Termination” for a discussion of the consequences of our termination for federal income tax purposes.

Tax gain or loss on the disposition of our common units could be more or less than expected.

If you sell your common units, you will recognize a gain or loss equal to the difference between the amount realized and your tax basis in those common units. Because distributions in excess of your allocable share of our net taxable income result in a decrease in your tax basis in your common units, the amount, if any, of such prior excess distributions with respect to the units you sell will, in effect, become taxable income to you if you sell such units at a price greater than your tax basis in those units, even if the price you receive is less than your original cost. Furthermore, a substantial portion of the amount realized, whether or not representing gain, may be taxed as ordinary income due to potential recapture of depreciation and depletion deductions and certain other items. In addition, because the amount realized includes a unitholder’s share of our nonrecourse liabilities, if you sell your units, you may incur a tax liability in excess of the amount of cash you receive from the sale. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units—Recognition of Gain or Loss” for a further discussion of the foregoing.

Tax-exempt entities and non-U.S. persons face unique tax issues from owning common units that may result in adverse tax consequences to them.

Investments in common units by tax-exempt entities, such as employee benefit plans and individual retirement accounts (or “IRAs”), and non-U.S. persons raises issues unique to them. For example, virtually all of our income allocated to organizations that are exempt from federal income tax, including IRAs and other retirement plans, will be unrelated business taxable income and will be taxable to them. Distributions to non-U.S. persons will be reduced by withholding taxes, and non-U.S. persons will be required to file federal tax returns and pay tax on their shares of our taxable income. If you are a tax-exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

If the IRS contests the federal income tax positions we take, the market for our common units may be adversely impacted and the cost of any IRS contest will reduce our cash available for distribution to you.

The IRS may adopt positions that differ from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain some or all of the positions we take. A court may not agree with some or all of the positions we take. Any contest by the IRS may materially and adversely impact the market for our common units and the price at which they trade. Our costs of any contest by the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution.

We will treat each purchaser of our common units as having the same tax benefits without regard to the actual common units purchased. The IRS may challenge this treatment, which could adversely affect the value of the common units.

Because we cannot match transferors and transferees of common units, we will adopt depreciation and amortization positions that may not conform to all aspects of existing Treasury Regulations. A successful IRS challenge to those positions could adversely affect the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of our common units or result in audit adjustments to your tax returns. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership—Section 754 Election” for a further discussion of the effect of the depreciation and amortization positions we adopt.

We will prorate our items of income, gain, loss and deduction between transferors and transferees of our units each month based upon the ownership of our units on the first day of each month, instead of on the basis of the date a particular unit is transferred. The IRS may challenge this treatment, which could change the allocation of items of income, gain, loss and deduction among our unitholders.

We generally prorate our items of income, gain, loss and deduction between transferors and transferees of our common units each month based upon the ownership of our common units on the first day of each month, instead of on the basis of the date a particular common unit is transferred. Nonetheless, we allocate certain deductions for depreciation of capital additions based upon the date the underlying property is placed in service. The use of this proration method may not be permitted under existing Treasury Regulations, and although the U.S. Treasury Department issued proposed Treasury Regulations allowing a similar monthly simplifying convention, such regulations are not final and do not specifically authorize the use of the proration method we have adopted. Accordingly, our counsel is unable to opine as to the validity of this method. If the IRS were to successfully challenge our proration method, we may be required to change the allocation of items of income, gain, loss, and deduction among our unitholders.

A unitholder whose common units are the subject of a securities loan (e.g., a loan to a “short seller” to cover a short sale of common units) may be considered as having disposed of those common units. If so, he would no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan and may recognize gain or loss from the disposition.

Because there is no tax concept of loaning a partnership interest, a unitholder whose common units are the subject of a securities loan may be considered as having disposed of the loaned units. In that case, he may no longer be treated for tax purposes as a partner with respect to those common units during the period of the loan to the short seller and the unitholder may recognize gain or loss from such disposition. Moreover, during the period of the loan, any of our income, gain, loss or deduction with respect to those common units may not be reportable by the unitholder and any cash distributions received by the unitholder as to those common units could be fully taxable as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their common units.

You will likely be subject to state and local taxes and return filing requirements in states where you do not live as a result of investing in our common units.

In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which we conduct business or own property now or in the future, even if you do not live in any of those jurisdictions. We will initially own assets and conduct business in the states of Wisconsin and Texas. Wisconsin currently imposes a personal income tax and also imposes income taxes on corporations and other entities. You may be required to file state and local income tax returns and pay state and local income taxes in Wisconsin. Further, you may be subject to penalties for failure to comply with those requirements. As we make acquisitions or expand our business, we may own assets or conduct business in additional states or foreign jurisdictions that impose a personal income tax. It is your responsibility to file all U.S. federal, foreign, state and local tax returns. Our counsel has not rendered an opinion on the foreign, state or local tax consequences of an investment in our common units.

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $         million from this offering (based on an assumed initial offering price of $         per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses, to reimburse capital expenditures of and pay a distribution to our sponsor.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters exercise their option to purchase              additional common units in full, the additional net proceeds would be approximately $         million (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be used to make a special distribution to our sponsor. If the underwriters do not exercise their option to purchase additional common units, we will issue              common units to our sponsor upon the option’s expiration. We will not receive any additional consideration from our sponsor in connection with such issuance. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $         per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $         million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $         per common unit, would increase net proceeds to us from this offering by approximately $         million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $         decrease in the assumed initial offering price to $         per common unit, would decrease the net proceeds to us from this offering by approximately $         million.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2012:

•	on an actual basis for our accounting predecessor, Hi-Crush Proppants LLC;

•	on a pro forma basis to give effect to the elimination of certain assets not contributed to us; and

•

on an as adjusted basis to reflect the offering of our common units and distribution to our sponsor, the other transactions described under “Summary—Formation Transactions and Partnership Structure” and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table is derived from, and should be read together with, the unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2012
	Actual	Pro Forma	As Adjusted
	(in thousands)
Cash and cash equivalents	$10,527	$3,884	$

Long-term debt:
Predecessor debt (1)	$55,973	$—		$—
New revolving credit facility (2)	—	—		—

Total long-term debt	55,973	—		—
Members’ equity/Partners’ capital	16,423	55,629

Total capitalization (3)	$72,396	$55,629	$

(1)	Hi-Crush Proppants LLC is party to various subordinated promissory notes and a senior secured revolving credit facility. As of April 30, 2012, there was approximately $56.0 million outstanding under the subordinated promissory notes and $25.0 million outstanding under the senior secured credit facility. We expect Hi-Crush Proppants LLC to continue as borrower under these subordinated promissory notes and senior secured credit facility, and that we will have no ongoing obligations with respect to any borrowings thereunder upon completion of this offering.
(2)	In connection with the closing of this offering, we intend to enter into a new credit facility in the aggregate principal amount of up to $ million. We do not expect to have any borrowings outstanding under this facility at the completion of this offering.
(3)	Each $1.00 increase or decrease in the assumed public offering price of $ per common unit would increase or decrease, respectively, total members’/partners’ equity and total capitalization by approximately $ million, after deducting the estimated underwriting discount and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $ per common unit, would increase total members’/partners’ equity and total capitalization by approximately $ million. Similarly, each decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed offering price to $ per common unit, would decrease total members’/partners’ equity and total capitalization by approximately $ million. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $         per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of March 31, 2012, after giving effect to the offering of common units and the related transactions, our net tangible book value would have been approximately $         million, or $         per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit		$
Pro forma net tangible book value per common unit before the offering (1)	$
Increase in net tangible book value per common unit attributable to purchasers in the offering

Less: Pro forma net tangible book value per common unit after the offering (2)

Immediate dilution in net tangible book value per common unit to purchasers in the offering (3)(4)		$

(1)	Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units ( common units and subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.
(2)	Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units ( common units and subordinated units) to be outstanding after the offering.
(3)	Each $1.00 increase or decrease in the assumed public offering price of $ per common unit would increase or decrease, respectively, our pro forma net tangible book value by approximately $ million, or approximately $ per common unit, and dilution per common unit to investors in this offering by approximately $ per common unit, after deducting the estimated underwriting discount and offering expenses payable by us. We may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a concomitant $1.00 increase in the assumed offering price to $ per common unit, would result in a pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. Similarly, a decrease of 1.0 million common units offered by us, together with a concomitant $1.00 decrease in the assumed public offering price to $ per common unit, would result in an pro forma net tangible book value of approximately $ million, or $ per common unit, and dilution per common unit to investors in this offering would be $ per common unit. The information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our sponsor and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units			Total Consideration
	Number	Percent		Amount	Percent
Hi-Crush Proppants LLC (1)(2)(3)			%			%
Purchasers in the offering			%			%

Total		100%			100%

(1)	Upon the consummation of the transactions contemplated by this prospectus, Hi-Crush Proppants LLC will own common units and subordinated units.
(2)	The assets contributed by Hi-Crush Proppants LLC will be recorded at historical cost. The pro forma book value of the consideration provided by Hi-Crush Proppants LLC as of March 31, 2012 would have been approximately $ .
(3)	Assumes the underwriters’ option to purchase additional common units is not exercised.

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with “—Assumptions and Considerations” below, which includes the factors and assumptions upon which we base our cash distribution policy. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to the audited historical financial statements as of December 31, 2010 and 2011, for the two-month period ended December 31, 2010 and for the year ended December 31, 2011, the unaudited historical financial statements as of and for the three months ended March 31, 2011 and 2012 and our unaudited pro forma financial statements as of and for the year ended December 31, 2011 and as of and for the three months ended March 31, 2012, included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

It is our intent to distribute at least the minimum quarterly distribution of $         per unit ($         per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and payment of our expenses, including payments to our general partner and its affiliates. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will distribute quarterly cash distributions to our unitholders. We do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our cash distribution policy will be subject to restrictions on distributions under the revolving credit facility that we expect to enter into in connection with this offering (“our new credit facility”), which will contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Credit Facilities—Our New Credit Facility.” Should we be unable to satisfy these restrictions or if we are otherwise in default under our new credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available for distribution to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state limited liability company laws and other laws and regulations.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Pursuant to our distribution policy, we intend upon completion of this offering to declare a minimum quarterly distribution of $         per unit for each complete quarter, or $         per unit on an annualized basis. Quarterly distributions, if any, will be made within 60 days after the end of each quarter. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $         million per quarter, or $         million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.” The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

Distributions
	Number of Units	One Quarter	Annualized
Publicly held common units		$	$
Common units held by Hi-Crush Proppants LLC
Subordinated units held by Hi-Crush Proppants LLC

Total		$	$

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor, Hi-Crush Proppants LLC, at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

Our general partner will initially hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $         per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period after the closing of this offering through                     , 2012 based on the actual length of the period.

Subordinated Units

Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have cash available for distribution in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash available for distribution to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read “How We Make Distributions To Our Partners—Subordination Period.”

Pro Forma Cash Available for Distribution for the Twelve and Three Months Ended March 31, 2012

If we had completed the transactions contemplated in this prospectus on January 1, 2011, our pro forma cash available for distribution for the twelve and three months ended March 31, 2012 would have been approximately $18.0 million and $7.4 million, respectively. This amount would have been insufficient to pay the full minimum quarterly distribution on all of our common units for the twelve months ended March 31, 2012, by approximately $                 million, but would have been sufficient to pay the full minimum quarterly distribution on all of our common units for the three months ended March 31, 2012. In addition, these amounts would have been insufficient to pay the full minimum quarterly distribution on all of our common and subordinated units for the twelve and three months ended March 31, 2012, by approximately $         million and $         million, respectively. This shortfall is primarily attributable to the following factors:

•	the twelve months ended March 31, 2012 included only nine months of operations, as our Wyeville facility did not commence operations until July 2011; and

•

neither the twelve nor three months ended March 31, 2012 reflected the impact of our Wyeville plant expansion, which was completed in March 2012, and sales under new contracts with subsidiaries of Baker Hughes and FTS International associated with the expansion, which commenced in May 2012 and will initially be reflected in our operating results for the second quarter of 2012.

The pro forma financial statements, upon which pro forma cash available for distribution is based, do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the date indicated. Furthermore, cash available for distribution is a cash accounting concept, while our pro forma financial statements have been prepared on an accrual basis. We derived the amounts of pro forma cash available for distribution in the manner described in the table below. As a result, the amount of pro forma cash available for distribution should only be viewed as a general indication of the amount of cash available for distribution that we might have generated had we been formed in an earlier period.

Following the completion of this offering, we estimate that we will incur $3.8 million of incremental annual general and administrative expenses as a result of operating as a publicly traded partnership and our recent expansion. These incremental general and administrative expenses are not reflected in our unaudited pro forma financial statements and consist of $2.1 million of expenses that we expect to incur as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting, tax return and Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director and officer compensation expenses, as well as incremental administrative expenses to support our recent expansion, including management level positions in operations, human resources, legal, accounting and reporting, as well as license fees associated with upgrading accounting and reporting software. We expect the incremental expenses related to our recent expansion to gradually increase over time as we hire additional personnel, from about $0.7 million for the year ending December 31, 2012 to $1.7 million on an annualized basis by September 30, 2013, the end of the projection period provided under “—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013.”

Our unaudited pro forma financial statements are derived from the audited and unaudited historical financial statements of our accounting predecessor, Hi-Crush Proppants LLC, included elsewhere in this prospectus and Hi-Crush Proppants LLC’s accounting records, which are unaudited. Our unaudited pro forma financial statements should be read together with “Selected Historical and Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited historical financial statements of Hi-Crush Proppants LLC and the notes to those statements included elsewhere in this prospectus.

The following table illustrates, on a pro forma basis for the three and the twelve months ended March 31, 2012, the amount of cash that would have been available for distribution to our unitholders, assuming that the transactions contemplated in this prospectus had been consummated on January 1, 2011. Certain of the adjustments reflected or presented below are explained in the footnotes to such adjustments.

Hi-Crush Partners LP

Unaudited Pro Forma Cash Available for Distribution

	Pro Forma for the Twelve Months Ended March 31, 2012 (2)	Pro Forma for the Three Months Ended March 31, 2012 (2)
	(in thousands, except per unit data)	(in thousands, except per unit data)
Operating revenues	$33,885	$13,532
Operating expenses:
Production costs (1)	10,595	4,597
Depreciation and depletion	628	179

Costs of goods sold	11,223	4,776

Gross profit	22,662	8,756
General and administrative expenses	2,161	646
Accretion of asset retirement obligations	34	6

Operating income	20,467	8,104
Interest expense, net	363	91

Net income (2)	20,104	8,013
Adjustments to reconcile net income to EBITDA:
Add:
Depreciation and depletion	628	179
Interest expense, net (3)	363	91

EBITDA (1)	21,095	8,283
Less:
Cash interest expense (3)	263	66
Maintenance and replacement capital expenditures, including accrual for reserve replacement (4)	750	301
Incremental general and administrative expenses (5)	2,100	525
Plus:
Accretion of asset retirement obligations	34	6

Estimated cash available for distribution by Hi-Crush Partners LP	$18,016	$7,397

Minimum annual distribution per unit (based on a minimum quarterly distribution rate of $ per unit)
Annual distributions to:
Public common unitholders
Hi-Crush Proppants LLC:
Common units
Subordinated units
Total distributions to Hi-Crush Proppants LLC
Total distributions to our unitholders at the minimum distribution rate
Shortfall

(1)	For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	Reflects our pro forma operating results for the periods indicated, derived from or prepared on a basis consistent with our unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The pro forma adjustments reflected in our unaudited pro forma condensed consolidated financial statements for the three and twelve months ended March 31, 2012 have been prepared as if this offering had taken place on January 1, 2011.

(3)	Interest expense, net and cash interest expense both include commitment and administrative agent fees on our new credit facility. Interest expense, net also includes the amortization of debt issuance costs incurred in connection with our new credit facility.
(4)	Maintenance and replacement capital expenditures, including accrual for reserve replacement, was determined based on $1.35 per ton of sand sold during the periods presented. This reflects an estimate of reserve replacement cost, but it is not a reserve or requirement to spend the capital. Please read “—Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013—Maintenance and Replacement Capital Expenditures.”
(5)	Reflects an adjustment to our EBITDA for approximately $2.1 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership that are not reflected in our unaudited pro forma financial statements.

Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013

Set forth below is a statement of Estimated Cash Available for Distribution that reflects a forecast of our ability to generate sufficient cash flows to make the minimum quarterly distribution on all of our outstanding limited partner units for the twelve months ending September 30, 2013, based on assumptions we believe to be reasonable. These assumptions include adjustments giving effect to this offering.

Our estimated cash available for distribution reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve months ending September 30, 2013. The assumptions disclosed under “—Assumptions and Considerations” below are those that we believe are significant to our ability to generate such estimated cash available for distribution. We believe our actual results of operations and cash flows for the twelve months ending September 30, 2013 will be sufficient to generate our estimated cash available for distribution for such period; however, we can give you no assurance that such estimated cash available for distribution will be achieved. There will likely be differences between our estimated cash available for distribution for the twelve months ending September 30, 2013 and our actual results for such period and those differences could be material. If we fail to generate the estimated cash available for distribution for the twelve months ending September 30, 2013, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate or at any rate.

We do not as a matter of course make public projections as to future operations, earnings or other results. However, management has prepared the estimated cash available for distribution and assumptions set forth below to substantiate our belief that we will have sufficient cash available to make the minimum quarterly distribution to our unitholders for the twelve months ending September 30, 2013. This prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments and presents, to the best of management’s knowledge and belief, the assumptions on which we base our belief that we can generate the estimated cash available for distribution necessary for us to have sufficient cash available for distribution to pay the full minimum quarterly distribution to all of our unitholders for the twelve months ending September 30, 2013. However, this information is not historical fact and should not be relied upon as being necessarily indicative of future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information. The prospective financial information included in this offering document has been prepared by, and is the responsibility of, the Company’s management. PricewaterhouseCoopers LLP has neither examined, compiled nor performed any procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this offering document relates to the Company’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering the estimated cash available for distribution set forth below you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus could cause our actual results of operations to vary significantly from those supporting such estimated available cash. Accordingly, there can be no assurance that the forecast is indicative of our future performance. Inclusion of the forecast in this prospectus is not a representation by any person, including us or the underwriters, that the results in the forecast will be achieved.

We are providing the estimated cash available for distribution and related assumptions for the twelve months ending September 30, 2013 to supplement our pro forma and historical financial statements in support of our belief that we will have sufficient available cash to allow us to pay cash distributions on all of our outstanding common and subordinated units for each quarter in the twelve-month period ending September 30, 2013 at our stated minimum quarterly distribution rate. Please read below under “—Assumptions and Considerations” for further information as to the assumptions we have made for the preparation of the estimated cash available for distribution set forth below. The narrative descriptions of our assumptions in “—Assumptions and Considerations” generally compare our estimated cash available for distribution for the twelve months ending September 30, 2013 with the unaudited pro forma cash available for distribution for the twelve months ended March 31, 2012 presented under “—Pro Forma Cash Available for Distribution for the Twelve and Three Months Ended March 31, 2012.” We have not provided any narrative comparison to our unaudited pro forma cash available for distribution for the three months ended March 31, 2012, as we do not believe comparing a three-month period to a twelve-month period is useful to investors.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the assumptions used in generating our estimated cash available for distribution for the twelve months ending September 30, 2013 or to update those assumptions to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Hi-Crush Partners LP

Estimated Cash Available for Distribution

Twelve Months Ending September 30, 2013
(in millions)
(unaudited)
Operating revenues	$96.4
Operating expenses:
Production costs (1)	30.9
Depreciation and depletion	1.7

Costs of goods sold	32.6

Gross profit	63.8
General and administrative expenses (2)	6.2
Accretion of asset retirement obligations	0.0

Operating income	57.6
Interest expense, net (3)	0.4

Net income	57.2
Adjustments to reconcile net income to estimated EBITDA:
Add:
Depreciation and depletion	1.7
Interest expense, net (3)	0.4

EBITDA (1)	59.3
Adjustments to reconcile estimated EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	0.3
Estimated maintenance and replacement capital expenditures, including accrual for reserve replacement (4)	2.0
Plus:
Accretion of asset retirement obligations	0.0

Estimated cash available for distribution	$57.0

Minimum annual distributions per unit (based on minimum quarterly distribution rate of $ per unit)
Distributions to public common unitholders
Distributions to Hi-Crush Proppants LLC—common units
Distributions to Hi-Crush Proppants LLC—subordinated units
Total distributions

Excess of cash available for distribution over aggregate annualized minimum quarterly cash distributions

(1)	For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	Includes general and administrative expenses of $2.4 million allocated from Hi-Crush Proppants LLC and its affiliates, an incremental $1.7 million of administrative expenses to support our recent expansion and $2.1 million of incremental general and administrative expenses that we expect to incur as a result of operating as a publicly traded partnership.

(3)	Reflects the pro forma amortization during the forecast period of the $0.5 million in credit facility arrangement fees, which will be amortized over a five-year period, an annual $0.1 million administrative agent fee and commitment fees of $0.2 million. We expect to have no indebtedness outstanding during the twelve months ending September 30, 2013. Please read “—Our Financing” below for additional detail on the calculation of interest expense.
(4)	Maintenance and replacement capital expenditures, including accrual for reserve replacement, was determined based on $1.35 per ton of sand sold during the projected period. This reflects an estimate of reserve replacement cost, but it is not a reserve or requirement to spend the capital. Please read “Estimated Cash Available for Distribution for the Twelve Months Ending September 30, 2013—Maintenance and Replacement Capital Expenditures.”

Assumptions and Considerations

We believe that our cash available for distribution for the twelve months ending September 30, 2013 will not be less than $57.0 million. This amount of estimated cash available for distribution is approximately $39.0 million more than the pro forma cash available for distribution we generated for the twelve months ended March 31, 2012, due in part to only nine months of operating revenue from the Wyeville facility, which commenced operations in July 2011. As we discuss in further detail below, we believe that increased income from a full year’s operation of the Wyeville facility, the completion of our plant expansion in March 2012, and commencement of deliveries under our contracts with subsidiaries of Baker Hughes and FTS International in May 2012 will result in our generating higher cash available for distribution for the twelve months ending September 30, 2013. The assumptions and estimates we have made to support our ability to generate the estimated cash available for distribution are set forth below.

Our Operating Revenue

We estimate that we will generate approximately $96.4 million in total revenues for the twelve months ending September 30, 2013. This estimate assumes that we will make sales of our total contracted volume of 1,460,000 tons of frac sand at contracted prices over the forecast period. All of these revenues are expected to be generated from sales contracts that require our customers to pay a specified price for a specified volume each month. We generated $33.9 million in revenues for the twelve months ended March 31, 2012. The expected $62.5 million increase in our revenues from the twelve months ending September 30, 2013, compared to the twelve months ended March 31, 2012, is primarily due to:

•	increased revenues of $51.9 million resulting from 730,000 tons of incremental frac sand sales that were contracted as part of the March 2012 plant expansion; and

•	$10.6 million in incremental revenue associated with operating for the full twelve-month period.

Our Expenses

We estimate that our production costs will be approximately $30.9 million for the twelve months ending September 30, 2013, as compared to pro forma production costs of approximately $10.7 million for the twelve months ended March 31, 2012. The increase results from:

•	increased excavation costs and royalties of $10.1 million related to higher frac sand volumes excavated and sold;

•	increased personnel and plant operating expenses of $7.0 million related to our recent expansion; and

•	additional personnel and plant operating expenses of $3.2 million associated with operating for the full twelve-month period.

We estimate that our general and administrative expenses will be approximately $6.2 million for the twelve months ending September 30, 2013, as compared to pro forma general and administrative expenses of approximately $2.2 million for the twelve months ended March 31, 2012. The change is primarily due to:

•	approximately $2.1 million of incremental general and administrative expenses resulting from our being a publicly traded limited partnership; and

•

an incremental $1.7 million of administrative expenses to support our recent expansion, including management level positions in operations, human resources, legal, accounting and reporting, as well as license fees associated with upgrading accounting and reporting software.

We estimate our depreciation and depletion expense for the twelve months ending September 30, 2013 for the Wyeville facility will be approximately $1.7 million, as compared to pro forma depreciation and depletion expense of approximately $0.6 million for the twelve months ended March 31, 2012. The increase in estimated depreciation and depletion expense is primarily due to completion of the plant expansion in March 2012 and as a result of operating for the full twelve-month period.

Our Capital Expenditures

We estimate that maintenance and replacement capital expenditures relating to the Wyeville facility will be approximately $2.0 million for the twelve months ending September 30, 2013. This amount is calculated based on $1.35 per ton of sand sold and the 1,460,000 tons of sand contracted to be sold during the period. The increase from $0.7 million for the twelve months ended March 31, 2012 is attributable to the increase in tons of sand sold as a result of the plant expansion that was completed in March 2012 and a full twelve-month period of operations. Please read “—Maintenance and Replacement Capital Expenditures.”

Our Financing

Our interest and debt expense for the twelve months ending September 30, 2013 is based on the following assumptions:

•	At the closing of this offering we will not have any borrowings under our new $ million credit facility nor will we have borrowings during the twelve months ending September 30, 2013.

•	Our new credit facility will have a commitment fee of %.

•	We will remain in compliance with the financial and other covenants in our new credit facility.

Our Regulatory, Industry and Economic Factors

Our forecast of our results of operations for the twelve months ending September 30, 2013 is based on the following assumptions related to regulatory, industry and economic factors:

•

There will not be any new federal, state or local regulations affecting our operations or those of our customers, or any new interpretations of existing regulations, that will be materially adverse to our business during the twelve months ending September 30, 2013.

•	There will not be any major adverse changes affecting our operations or those of our customers during the twelve months ending September 30, 2013.

•	There will not be any material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we depend.

•	Industry, insurance and overall economic conditions will not change substantially during the twelve months ending September 30, 2013.

•	There will not be any material non-performance by our customers.

Maintenance and Replacement Capital Expenditures

For our purposes, maintenance and replacement capital expenditures are those capital expenditures required to maintain, over the long term, the operating capacity of our capital assets, and expansion capital expenditures are those capital expenditures that increase, over the long term, the operating capacity of our capital assets. Examples of maintenance and replacement capital expenditures include expenditures associated with the replacement of equipment and sand reserves, to the extent such expenditures are made to maintain our long-term operating capacity.

Because our maintenance and replacement capital expenditures can be irregular, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of cash available for distribution. We do not expect to spend capital to replace our reserves ratably quarter-over-quarter or year-over-year but expect, over the long term, to invest capital to maintain our operating capacity. We currently expense costs associated with maintaining our wet and dry plants as they are incurred. However, for purposes of calculating our pro forma estimated cash available for distribution for the three and twelve months ended March 31, 2012 and our estimated cash available for distribution for the twelve months ending September 30, 2013, maintenance and replacement capital expenditures were determined based on an estimated reserve replacement cost of $1.35 per ton of sand sold. While this reflects a reserve replacement cost, it is not a reserve or requirement to spend capital.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Intent to Distribute the Minimum Quarterly Distribution

Within 60 days after the end of each quarter, beginning with the quarter ending                     , 2012, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $         per unit, or $         on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will adjust the minimum quarterly distribution for the period after the closing of the offering through                     , 2012.

Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, it does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 50.0%, of the cash we distribute from operating surplus (as defined below) in excess of $         per unit per quarter. The maximum distribution of 50.0% does not include any distributions that our general partner may receive on any limited partner units that it owns.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Operating Surplus

We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any loss realized on disposition of an investment capital expenditure.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $             million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, which generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance and replacement capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance and replacement capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

Capital Surplus

Capital surplus is defined in our partnership agreement as any cash distributed in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement requires that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. As described above, operating surplus includes up to $         million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Estimated maintenance and replacement capital expenditures reduce operating surplus, but expansion capital expenditures, actual maintenance and replacement capital expenditures and investment capital expenditures do not. Maintenance and replacement capital expenditures are those capital expenditures required to maintain our long-term operating capacity. Examples of maintenance and replacement capital expenditures include expenditures associated with the replacement of equipment and sand reserves, to the extent such expenditures are made to maintain our long-term operating capacity. Maintenance and replacement capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction or development of a replacement asset that is paid in respect of the period that begins when we enter into a binding obligation to commence constructing or developing a replacement asset and ending on the earlier to occur of the date that any such replacement asset commences commercial service and the date that such asset is abandoned or disposed. Capital expenditures made solely for investment purposes will not be considered maintenance and replacement capital expenditures.

Because our maintenance and replacement capital expenditures can be irregular, the amount of our actual maintenance and replacement capital expenditures may differ substantially from period to period, which could cause similar fluctuations in the amounts of operating surplus and adjusted operating surplus if we subtracted actual maintenance and replacement capital expenditures from operating surplus.

Our partnership agreement will require that an estimate of the average quarterly maintenance and replacement capital expenditures necessary to maintain our operating capacity over the long-term be subtracted from operating surplus each quarter as opposed to the actual amounts spent. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus for those periods will be subject to review and change by our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our maintenance and replacement capital expenditures, such as a major acquisition or the introduction of new governmental regulations that will impact our business. Our partnership agreement does not set a limit on the amount of maintenance and replacement capital expenditures that our general partner may estimate. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only. For a discussion of the amounts we have allocated toward estimated maintenance and replacement capital expenditures, please read “Cash Distribution Policy and Restrictions on Distributions.”

The use of estimated maintenance and replacement capital expenditures in calculating operating surplus will have the following effects:

•

the amount of actual maintenance and replacement capital expenditures in any quarter will not directly reduce operating surplus but will instead be factored into the estimate of the average quarterly maintenance and replacement capital expenditures. This may result in the subordinated units converting into common units when the use of actual maintenance and replacement capital expenditures would result in lower operating surplus during the subordination period and potentially result in the tests for conversion of the subordinated units not being satisfied;

•	it may increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it may be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity over the long term. Examples of expansion capital expenditures include the acquisition of new reserves or equipment, development of a new surface mine or the expansion of an existing surface mine, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described below, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction, replacement or improvement of a capital asset in respect of a period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for maintenance and replacement capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as maintenance and replacement capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $         per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Our sponsor will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2015, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2013, if each of the following has occurred:

•

distributions from operating surplus exceeded $         (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $         (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter during the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•

first, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

•	second, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

•	first, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in “—Incentive Distribution Rights” below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity securities in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15.0%, 25.0% and 50.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, to all unitholders, pro rata, until each unitholder receives a total of $ per unit for that quarter (the “first target distribution”);

•

second, 85.0% to all common unitholders and subordinated unitholders, pro rata, and 15.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $         per unit for that quarter (the “second target distribution”);

•

third, 75.0% to all common unitholders and subordinated unitholders, pro rata, and 25.0% to the holders of our incentive distribution rights, until each unitholder receives a total of $         per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common unitholders and subordinated unitholders, pro rata, and 50.0% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Per Unit.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume our general partner has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total Quarterly Distribution Per Common Unit and Subordinated Unit		Marginal Percentage Interest in Distributions
			Unitholders	General Partner
Minimum Quarterly Distribution	$		100.0%	0%
First Target Distribution	above $	up to $	100.0%	0%
Second Target Distribution	above $	up to $	85.0%	15.0%
Third Target Distribution	above $	up to $	75.0%	25.0%
Thereafter	above $		50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights received by our general partner for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by our general partner in respect of its incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter. Our general partner would be entitled to receive distributions in respect of these common units pro rata in subsequent periods.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

•	first, to all common unitholders, pro rata, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all common unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all common unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to our general partner.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and our general partner at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $        .

	Quarterly Distribution Per Unit Prior to Reset	Unitholders	General Partner	Quarterly Distribution Per Unit Following Hypothetical Reset
First Target Distribution	up to $	100.0%	0.0%	above $ up to $ (1)
Second Target Distribution	above $ up to $	85.0%	15.0%	above $ up to $ (2)
Third Target Distribution	above $ up to $	75.0%	25.0%	above $ up to $ (3)
Thereafter	above $	50.0%	50.0%	above $

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner, in respect of its incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be             common units outstanding and the distribution to each common unit would be $         per quarter for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to General Partner Prior to Reset
			Common Units	Incentive Distribution Rights		Total	Total Distributions
First Target Distribution	up to $	$	$ —		$ —	$	$
Second Target Distribution	above $ up to $		—
Third Target Distribution	above $ up to $		—
Thereafter	above $		—

		$	$—	$		$	$

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner in respect of its incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that as a result of the reset there would be             common units outstanding and the distribution to each common unit would be $        . The number of common units to be issued to our general partner upon the reset was calculated by dividing (1) the amount received by our general partner in respect of its incentive distribution rights for the quarter prior to the reset as shown in the table above, or $        , by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $        .

	Quarterly Distribution Per Unit After Reset	Cash Distributions to Common Unitholders After Reset		Cash Distributions to General Partner After Reset
				Common Units(1)		Incentive Distribution Rights	Total		Total Distributions
First Target Distribution	up to $	$		$		$—	$		$
Second Target Distribution	above $ up to $		—		—	—		—		—
Third Target Distribution	above $ up to $		—		—	—		—		—
Thereafter	above $		—		—	—		—		—
		$		$		$—	$		$

(1)	Represents distributions in respect of the common units issued to our general partner upon the reset.

Our general partner will be entitled to cause the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions From Capital Surplus

How Distributions From Capital Surplus Will Be Made

Our partnership agreement requires that we make distributions from capital surplus, if any, in the following manner:

•	first, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

•

second, to the common unitholders, pro rata, until we distribute for each common unit an amount from capital surplus equal to any unpaid arrearages in payment of the minimum quarterly distribution on the common units; and

•	thereafter, we will make all distributions from capital surplus as if they were from operating surplus.

Effect of a Distribution From Capital Surplus

Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering, which is a return of capital. Each time a distribution of capital surplus is made, the minimum quarterly distribution and the target distribution levels will be reduced in the same proportion as the corresponding reduction in relation to the fair market value of the common units prior to the announcement of the distribution. Because distributions of capital surplus will reduce the minimum quarterly distribution and target distribution levels after any of these distributions are made, it may be easier for our general partner to receive incentive distributions and for the subordinated units to convert into common units. However, any distribution of capital surplus before the minimum quarterly distribution is reduced to zero cannot be applied to the payment of the minimum quarterly distribution or any arrearages.

Once we reduce the minimum quarterly distribution and target distribution levels to zero, all future distributions will be made such that 50.0% is paid to all unitholders, pro rata, and 50.0% is paid to the holder or holders of incentive distribution rights, pro rata.

Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels

In addition to adjusting the minimum quarterly distribution and target distribution levels to reflect a distribution of capital surplus, if we combine our common units into fewer common units or subdivide our common units into a greater number of common units, our partnership agreement specifies that the following items will be proportionately adjusted:

•	the minimum quarterly distribution;

•	the target distribution levels;

•	the initial unit price, as described below under “—Distributions of Cash Upon Liquidation”;

•	the per unit amount of any outstanding arrearages in payment of the minimum quarterly distribution on the common units; and

•	the number of subordinated units.

For example, if a two-for-one split of the common units should occur, the minimum quarterly distribution, the target distribution levels and the initial unit price would each be reduced to 50.0% of its initial level. If we combine our common units into a lesser number of units or subdivide our common units into a greater number of units, we will combine or subdivide our subordinated units using the same ratio applied to the common units. Our partnership agreement provides that we do not make any adjustment by reason of the issuance of additional units for cash or property.

In addition, if as a result of a change in law or interpretation thereof, we or any of our subsidiaries is treated as an association taxable as a corporation or is otherwise subject to additional taxation as an entity for U.S. federal, state, local or non-U.S. income or withholding tax purposes, our general partner may, in its sole discretion, reduce the minimum quarterly distribution and the target distribution levels for each quarter by multiplying each distribution level by a fraction, the numerator of which is cash for that quarter (after deducting our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholdings taxes payable by reason of such change in law or interpretation) and the denominator of which is the sum of (1) cash for that quarter, plus (2) our general partner’s estimate of our additional aggregate liability for the quarter for such income and withholding taxes payable by reason of such change in law or interpretation thereof. To the extent that the actual tax liability differs from the estimated tax liability for any quarter, the difference will be accounted for in distributions with respect to subsequent quarters.

Distributions of Cash Upon Liquidation

General

If we dissolve in accordance with the partnership agreement, we will sell or otherwise dispose of our assets in a process called liquidation. We will first apply the proceeds of liquidation to the payment of our creditors. We will distribute any remaining proceeds to the unitholders and the holders of the incentive distribution rights, in accordance with their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of our assets in liquidation.

The allocations of gain and loss upon liquidation are intended, to the extent possible, to entitle the holders of units to a repayment of the initial value contributed by unitholders for their units in this offering, which we refer to as the “initial unit price” for each unit. The allocations of gain and loss upon liquidation are also intended, to the extent possible, to entitle the holders of common units to a preference over the holders of subordinated units upon our liquidation, to the extent required to permit common unitholders to receive their initial unit price plus the minimum quarterly distribution for the quarter during which liquidation occurs plus any unpaid arrearages in payment of the minimum quarterly distribution on the common units. However, there may not be sufficient gain upon our liquidation to enable the common unitholders to fully recover all of these amounts, even though there may be cash available for distribution to the holders of subordinated units. Any further net gain recognized upon liquidation will be allocated in a manner that takes into account the incentive distribution rights of our general partner.

Manner of Adjustments for Gain

The manner of the adjustment for gain is set forth in the partnership agreement. If our liquidation occurs before the end of the subordination period, we will generally allocate any gain to the partners in the following manner:

•	first, to our general partner to the extent of certain prior losses specially allocated to our general partner;

•

second, to the common unitholders, pro rata, until the capital account for each common unit is equal to the sum of: (1) the initial unit price; (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs; and (3) any unpaid arrearages in payment of the minimum quarterly distribution;

•

third, to the subordinated unitholders, pro rata, until the capital account for each subordinated unit is equal to the sum of: (1) the initial unit price; and (2) the amount of the minimum quarterly distribution for the quarter during which our liquidation occurs;

•

fourth, to all unitholders, pro rata, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the first target distribution per unit over the minimum quarterly distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the minimum quarterly distribution per unit that we distributed to the unitholders, pro rata, for each quarter of our existence;

•

fifth, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the second target distribution per unit over the first target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the first target distribution per unit that we distributed 85.0% to the unitholders, pro rata, and 15.0% to our general partner for each quarter of our existence;

•

sixth, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until we allocate under this paragraph an amount per unit equal to: (1) the sum of the excess of the third target distribution per unit over the second target distribution per unit for each quarter of our existence; less (2) the cumulative amount per unit of any distributions from operating surplus in excess of the second target distribution per unit that we distributed 75.0% to the unitholders, pro rata, and 25.0% to our general partner for each quarter of our existence; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

The percentage interests set forth above for our general partner assume our general partner has not transferred the incentive distribution rights.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that clause (3) of the second bullet point above and all of the third bullet point above will no longer be applicable.

We may make special allocations of gain among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Manner of Adjustments for Losses

If our liquidation occurs before the end of the subordination period, we will generally allocate any loss to our general partner and the unitholders in the following manner:

•	first, to holders of subordinated units in proportion to the positive balances in their capital accounts until the capital accounts of the subordinated unitholders have been reduced to zero;

•	second, to the holders of common units in proportion to the positive balances in their capital accounts, until the capital accounts of the common unitholders have been reduced to zero; and

•	thereafter, 100.0% to our general partner.

If the liquidation occurs after the end of the subordination period, the distinction between common units and subordinated units will disappear, so that all of the first bullet point above will no longer be applicable.

We may make special allocations of loss among the partners in a manner to create economic uniformity among the common units into which the subordinated units convert and the common units held by public unitholders.

Adjustments to Capital Accounts

Our partnership agreement requires that we make adjustments to capital accounts upon the issuance of additional units. In this regard, our partnership agreement specifies that we allocate any unrealized and, for federal income tax purposes, unrecognized gain resulting from the adjustments to the unitholders and the general partner in the same manner as we allocate gain upon liquidation. In the event that we make positive adjustments to the capital accounts upon the issuance of additional units, our partnership agreement requires that we generally allocate any later negative adjustments to the capital accounts resulting from the issuance of additional units or upon our liquidation in a manner which results, to the extent possible, in the partners’ capital account balances equaling the amount which they would have been if no earlier positive adjustments to the capital accounts had been made. By contrast to the allocations of gain, and except as provided above, we generally will allocate any unrealized and unrecognized loss resulting from the adjustments to capital accounts upon the issuance of additional units to the unitholders and our general partner based on their respective percentage ownership of us. In this manner, prior to the end of the subordination period, we generally will allocate any such loss equally with respect to our common and subordinated units. In the event we make negative adjustments to the capital accounts as a result of such loss, future positive adjustments resulting from the issuance of additional units will be allocated in a manner designed to reverse the prior negative adjustments, and special allocations will be made upon liquidation in a manner that results, to the extent possible, in our unitholders’ capital account balances equaling the amounts they would have been if no earlier adjustments for loss had been made.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

Hi-Crush Partners LP was formed in May 2012 and does not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of our sponsor, Hi-Crush Proppants LLC, which is our accounting predecessor for financial reporting purposes. In connection with the closing of this offering, our sponsor will contribute all of the outstanding equity interests in certain of its operating subsidiaries, which account for substantially all of our sponsor’s historical business, to us. The following table presents summary historical financial and operating data of our sponsor and summary pro forma financial and operating data of Hi-Crush Partners LP as of the dates and for the periods indicated.

Our sponsor was formed in October 2010 to develop excavation, processing and logistics facilities for raw frac sand used in hydraulic fracturing operations in oil and natural gas wells. Since its formation, our sponsor acquired our assets in a number of separate acquisitions. As a result of our sponsor’s recent formation, we have limited operating history upon which you can base an evaluation of our current business and our future earnings prospects. This prospectus includes audited financial statements only as of December 31, 2011 and for the period from inception (October 28, 2010) to December 31, 2010 and unaudited financial information as of and for the three-month periods ended March 31, 2012 and 2011. In this prospectus, we refer to the period from inception to December 31, 2010 as the two-month period ended December 31, 2010. We have not completed or provided in this prospectus any stand-alone pre-acquisition financial statements for the assets we acquired in the transactions described above. As a result, and given our recent date of formation, we have not provided in this prospectus three years of audited financial statements that normally would be included in a prospectus forming part of an SEC registration statement or two years of audited financial statements as would normally be included in a prospectus forming part of an SEC registration statement filed by an emerging growth company.

The summary historical financial data presented as of December 31, 2010 and 2011, for the two-month period ended December 31, 2010 and for the year ended December 31, 2011 is derived from the audited historical financial statements of Hi-Crush Proppants LLC that are included elsewhere in this prospectus. The summary historical financial data presented as of and for the three months ended March 31, 2011 and 2012 are derived from the unaudited historical financial statements of Hi-Crush Proppants LLC included elsewhere in this prospectus.

The summary pro forma financial data presented as of and for the year ended December 31, 2011 and as of and for the three months ended March 31, 2012 is derived from our unaudited pro forma financial statements included elsewhere in this prospectus. Our unaudited pro forma financial statements give pro forma effect to the following:

•	the contribution of Hi-Crush Chambers LLC, Hi-Crush Railroad LLC, Hi-Crush Wyeville LLC and Hi-Crush Operating LLC to us by our sponsor;

•

a reduction in general and administrative expenses as a result of allocations between our Wyeville facility and our sponsor’s other assets and related activities that will not be contributed to us in connection with this offering;

•	the elimination of our sponsor’s debt and related expenses under its subordinated promissory notes and senior secured credit facility;

•

our entry into a new credit facility, which will initially be undrawn, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Credit Facility”;

•	the removal of other operating expenses of our sponsor related to assets and operations that will be retained by our sponsor following the completion of this offering;

•	the issuance of common units and subordinated units to our sponsor;

•	the issuance of common units to the public; and

•	the application of the net proceeds from the issuance and sale of common units by us as described in “Use of Proceeds.”

The unaudited pro forma balance sheet as of December 31, 2011 assumes the events listed above occurred as of December 31, 2011, and the unaudited pro forma balance sheet as of March 31, 2012 assumes the events listed above occurred as of March 31, 2012. The unaudited pro forma statements of income data for the year ended December 31, 2011 and the three months ended March 31, 2012 assume the events listed above occurred as of January 1, 2011.

We have not given pro forma effect to incremental general and administrative expenses of approximately $2.1 million that we expect to incur annually as a result of operating as a publicly traded partnership, such as expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer insurance expenses; and director and officer compensation expenses. We also have not given pro forma effect to additional general and administrative expenses that we expect to incur to support our recent expansion, including management level positions in operations, human resources, legal, accounting and reporting, as well as license fees associated with upgrading accounting and reporting software. We expect these incremental growth associated expenses to gradually increase over time as we hire additional personnel, from about $0.7 million for the year ending December 31, 2012 to $1.7 million on an annualized basis by September 30, 2013.

For a detailed discussion of the summary historical financial information contained in the following table, please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The following table should also be read in conjunction with “Use of Proceeds,” “Business—Our History and Relationship with Our Sponsor” and the audited and unaudited historical financial statements of Hi-Crush Proppants LLC and our unaudited pro forma financial statements included elsewhere in this prospectus. Among other things, the historical and unaudited pro forma financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The following table presents non-GAAP financial measures, EBITDA and production costs, which we use in our business as important supplemental measures of our performance. EBITDA represents net income before interest expense, income taxes and depreciation and depletion. Production costs represents costs of goods sold, excluding depreciation and depletion. EBITDA and production costs are not calculated or presented in accordance with GAAP. We explain these measures under “—Non-GAAP Financial Measures” below and reconcile them to their most directly comparable financial measures calculated and presented in accordance with GAAP. Please also read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

	Predecessor Historical				Hi-Crush Partners LP Pro Forma
	Inception to December 31, 2010	Year Ended December 31, 2011	Three Months Ended March 31,		Year Ended December 31, 2011	Three Months Ended March 31, 2012
			2011	2012
	(in thousands, except per unit and operating information)
Statement of Operations Data:
Revenues	$—	$20,353	$—	$13,532	$20,353	$13,532
Production costs (1)	—	5,998	—	4,597	5,998	4,597
Depreciation and depletion	—	449	—	179	449	179

Cost of goods sold	—	6,447	—	4,776	6,447	4,776

Gross profit	—	13,906	—	8,756	13,906	8,756
General and administrative	26	2,324	174	1,487	1,689	646
Other operating expenses	—	381	—	199	—	—
Accretion of asset retirement obligations	—	28	—	6	28	6

Income (loss) from operations	(26)	11,173	(174)	7,064	12,189	8,104
Other expense:
Interest expense, net	—	(1,893)	—	(928)	—	—
Other	—	—	—	—	—	—

Total other income (expense)	—	(1,893)	—	(928)	—	—
Income (loss) before tax expense	(26)	9,280	(174)	6,136	12,189	8,104
Income tax expense	—	—	—	—	—	—

Net income (loss)	$(26)	$9,280	$(174)	$6,136	$12,189	$8,104

Pro forma net income per limited partner unit:
Common unit
Subordinated unit
Statement of Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(14)	$18,788	$16,137	$3,983
Investing activities	(322)	(50,199)	(16,153)	(12,815)
Financing activities	336	42,465	10	8,305
Other Financial Data:
EBITDA (1)	$(26)	$11,622	$(174)	$7,243	$12,638	$8,283
Capital expenditures (2)	72	50,169	16,123	12,815
Operating Data:
Total tons sold	—	332,593	—	222,657	332,593	222,657
Average realized price (per ton)	$—	$61.19	$—	$60.77	$61.19	$60.77
Production costs (per ton) (1)	—	18.03	—	20.89	18.03	20.89
Balance Sheet Data (at period end):
Cash and cash equivalents	$—	$11,054	$175	$10,527		$3,884
Total assets	614	72,229	21,320	90,469		64,819
Long-term debt (including current portion)	—	46,112	—	55,973		—
Total liabilities	304	61,942	21,173	74,046		9,190
Members’/Partners’ capital	310	10,287	147	16,423		55,629

(1)	For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	Expansion capital expenditures are capital expenditures made to increase the long-term operating capacity of our asset base whether through construction or acquisitions. Please read “How We Make Distributions to Our Partners—Capital Expenditures.”

Non-GAAP Financial Measures

For a discussion of the non-GAAP financial measure EBITDA, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” The following table presents a reconciliation of EBITDA to the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical				Hi-Crush Partners LP Pro Forma
	Inception to December 31, 2010	Year Ended December 31, 2011	Three Months Ended March 31,		Year Ended December 31, 2011	Three Months Ended March 31, 2012
			2011	2012
	(in thousands)
Reconciliation of EBITDA to net income:
Net income (loss)	$(26)	$9,280	$(174)	$6,136	$12,189	$8,104
Depreciation and depletion	—	449	—	179	449	179
Income tax expense	—	—	—	—	—	—
Interest expense, net	—	1,893	—	928	—	—

EBITDA	$(26)	$11,622	$(174)	$7,243	$12,638	$8,283

For a discussion of the non-GAAP financial measure production costs, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” The following table presents a reconciliation of production costs to the most directly comparable GAAP financial measure, on a historical basis and pro forma basis, as applicable, for each of the periods indicated.

	Predecessor Historical				Hi-Crush Partners LP Pro Forma
	Inception to December 31, 2010	Year Ended December 31, 2011	Three Months Ended March 31,		Year Ended December 31, 2011	Three Months Ended March 31, 2012
			2011	2012
	(in thousands, except operating information)
Reconciliation of production costs to costs of goods sold:
Costs of goods sold	$—	$6,447	$—	$4,776	$6,447	$4,776
Depreciation and depletion	—	449	—	179	449	179

Production costs	$—	$5,998	$—	$4,597	$5,998	$4,597

Costs of goods sold per ton		$19.38		$21.45	$19.38	$21.45

Production costs per ton		$18.03		$20.65	$18.03	$20.65

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with our predecessor’s audited financial statements as of December 31, 2010 and 2011, for the two-month period ended December 31, 2010 and for the year ended December 31, 2011 and our predecessor’s unaudited financial statements as of and for the three months ended March 31, 2011 and 2012, and notes thereto, included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our predecessor’s financial statements. This discussion contains forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, see the section entitled “Risk Factors” elsewhere in this prospectus.

Basis of Presentation

The following discussion of our historical performance and financial condition is derived from the historical financial statements of our sponsor, Hi-Crush Proppants LLC, which is our accounting predecessor for financial reporting purposes. Our sponsor is contributing some but not all of its assets and liabilities to us in connection with this offering. Accordingly, the historical financial results discussed below include capital expenditures and other costs related to assets that are not being contributed to us in connection with this offering as well as certain long-term debt and related expenses that will be retained by our sponsor following the completion of this offering. For additional information about the assets and liabilities reflected in our sponsor’s financial statements that will not be contributed to us in connection with this offering, please read our unaudited pro forma financial statements and the notes to those financial statements provided elsewhere in this prospectus.

In addition, our sponsor’s historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future because, in addition to the factors discussed above:

•	our Wyeville facility did not generate sales until we commenced operations in July 2011;

•	we completed an expansion of our Wyeville facility in March 2012, which significantly increased our production capacity and for which volumes are contracted;

•	we will incur general and administrative expenses as a publicly traded partnership that we have not previously incurred; and

•	we will incur additional general and administrative expenses as a result of our recent expansion that we expect to occur following the completion of this offering.

Unless otherwise indicated, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to “Hi-Crush Partners LP,” “we,” “our,” “us” or like terms when used in a historical context refer to the business and results of operations of Hi-Crush Proppants LLC, and when used in the present tense or prospectively, those terms refer to Hi-Crush Partners LP and its subsidiaries following the formation transactions described in “Summary—Formation Transactions and Partnership Structure.”

Overview

We are a pure play, low-cost, domestic producer of premium monocrystalline sand, a specialized mineral that is used as a proppant to enhance the recovery rates of hydrocarbons from oil and natural gas wells. Our reserves consist of “Northern White” sand, a unique resource existing predominately in Wisconsin and limited portions of the upper Midwest region of the United States, which is highly valued as a preferred proppant because it exceeds all API specifications. We own, operate and develop sand reserves and related excavation and processing facilities and will seek to acquire or develop additional facilities. Our 600-acre facility with integrated rail infrastructure, located near Wyeville, Wisconsin, enables us to process and cost-effectively deliver approximately 1,600,000 tons of frac sand per year. Substantially all of our frac sand production is sold to leading investment grade-rated pressure pumping service providers under long-term, take-or-pay contracts that require our customers to pay a specified price for a specified volume of frac sand each month.

Our Assets and Operations

We own and operate the Wyeville facility, which is located in Monroe County, Wisconsin and, as of December 31, 2011, contained 48.4 million tons of proven recoverable sand reserves of mesh sizes we currently have contracted to sell. According to John T. Boyd, our proven reserves consist entirely of coarse grade Northern White sand that can be processed to meet API specifications. Analysis of our sand by independent third-party testing companies indicates that it demonstrates superior characteristics with regard to crush strength, turbidity and sphericity as compared to other raw frac sand, including other Northern White sand, and certain resin-coated products.

We commenced sand excavation and processing in June 2011 with an initial plant processing capacity of 950,000 tons per year, and customer shipments were initiated in July 2011. From the Wyeville in-service date to March 31, 2012, we have processed and sold 555,250 tons of frac sand. We completed an expansion in March 2012 that increased our annual expected processing capacity to approximately 1,600,000 tons per year. We have contracted approximately 91% of this capacity for the remainder of 2012 and through the second quarter of 2014, and approximately 71% of this capacity for the remainder of 2014 and through the second quarter of 2016. Based on currently contracted production rates and a reserve report prepared by John T. Boyd, our Wyeville facility has an implied 33-year reserve life as of December 31, 2011.

Overall Trends and Outlook

Demand

The North American proppant market, including raw frac sand, ceramic and resin-coated proppants, was approximately 22 million tons in 2011. Industry estimates for 2011 indicate that the raw frac sand market represented approximately 17 million tons, or 77.2% of the total proppant market by weight. Over the past five years, proppant demand by weight has increased by 28.0% annually, and the market is projected to continue growing by 7.2% per year through 2016, representing an increase in proppant demand of approximately nine million tons per year over that time period. The total North American proppant market size in dollars was $3.7 billion in 2011 and is projected to grow 10.5% annually through 2016, according to The Freedonia Group.

Demand growth for frac sand and other proppants is primarily due to advancements in oil and natural gas drilling and well completion technology and techniques, such as horizontal drilling and hydraulic fracturing. These advancements have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. Over the past five years, North American rig count has increased by 2.6% annually, while the demand for proppant by weight has grown at a rate of 28.0% annually. We believe that demand for proppant has and will continue to increase at a rate greater than rig count as a result of the following additional demand drivers:

•	improved drilling rig productivity, resulting in more wells drilled per rig per year;

•	increases in the percentage of rigs that are drilling horizontal wells;

•	increases in the length of the typical horizontal wellbore;

•	increases in the number of fracture stages per foot in the typical completed horizontal wellbore;

•	increases in the volume of proppant used per fracturing stage; and

•	recurring efforts to offset steep production declines in unconventional oil and natural gas reservoirs, including the drilling of new wells and secondary hydraulic fracturing of existing wells.

Furthermore, recent growth in demand for raw frac sand has outpaced growth in demand for other proppants, and industry analysts predict that this trend will continue. According to The Freedonia Group, North American demand for all types of proppants, in dollar terms, is projected to increase 10.5% annually from 2011 through 2016, while demand for raw frac sand is projected to increase 12.1% annually over that time period. As well completion costs have increased as a proportion of total well costs, operators have increasingly looked for ways to improve per well economics by lowering costs without sacrificing production performance. To this end, the oil and natural gas industry is shifting away from the use of higher-cost proppants towards more cost-effective proppants, such as raw frac sand. The substantial increase in activity in North American oil and liquids-rich resource plays, has further accelerated the demand growth for raw frac sand. Within these oil and liquids-rich basins, Northern White sand with coarser mesh sizes is often preferred due to its superior performance characteristics.

Supply

As demand for raw frac sand has increased dramatically in recent years, the supply of raw frac sand has failed to keep pace, resulting in a supply-demand disparity. While a number of existing and new competitors have announced supply expansions and greenfield projects, we do not expect the magnitude of these expansions to meet expected demand. There are several key constraints to increasing raw frac sand production on an industry-wide basis, including:

•	the difficulty of finding frac sand reserves that meet API specifications;

•	the difficulty of securing contiguous frac sand reserves large enough to justify the capital investment required to develop a processing facility;

•

the challenges of identifying reserves with the above characteristics that either are located in close proximity to oil and natural gas reservoirs or have rail access needed for low-cost transportation to major shale basins;

•	the hurdles to securing mining, production, water, air, refuse and other federal, state and local operating permits from the proper authorities;

•

local opposition to development of facilities, especially those that require the use of on-road transportation, including moratoria on raw frac sand facilities in multiple counties in Wisconsin which hold potential sand reserves; and

•	the long lead time required to design and construct sand processing facilities that can efficiently process large quantities of high quality frac sand.

Pricing

Raw frac sand has exhibited steady pricing increases over the past decade. While there are numerous grades and sizes of proppant which sell at varying prices, the overall pricing trend tends to be consistent across the various grades and sizes. If demand for frac sand continues to grow faster than supply, then we expect that prices for frac sand will remain strong.

How We Generate Revenue

We generate revenue by excavating and processing frac sand, which we sell to our customers primarily under fixed price take-or-pay contracts, with current terms expiring between 2014 and 2018. In 2011, we had two customers, subsidiaries of Halliburton and Weatherford. We have signed contracts with subsidiaries of Baker Hughes and FTS International for initial deliveries beginning in May 2012. Each contract defines the minimum volume of frac sand that the customer is required to purchase monthly and annually, the volume that we are required to make available, the technical specifications of the product, the price per ton and liquidated damages in the event either we or the customer fails to meet minimum requirements. Prices in our current contracts are fixed for the entire term of the contracts. As a result, our revenue over the duration of these contracts may not follow broader industry pricing trends. Occasionally, if we have excess production and market conditions are favorable, we may elect to sell frac sand in spot market transactions.

As of December 31, 2011, our facility had the capacity to produce 950,000 tons per year, and we had 730,000 tons per year subject to existing long-term, take-or-pay contracts. In March 2012, we completed an expansion project to increase capacity to approximately 1,600,000 tons per year, and supported the expansion by signing contracts that increased annual contracted volumes for the remainder of 2012 and through the second quarter of 2014 to 1,460,000 tons, or approximately 91% of our production capacity. These contracts had a weighted average remaining life of 4.7 years as of May 10, 2012.

Due to sustained freezing temperatures in our area of operation during winter months, it is industry practice to halt excavation activities and operation of the wet plant during those months. As a result, we excavate and wash sand in excess of current delivery requirements during the months when those facilities are operational. This excess sand is placed in stockpiles that feed the dry plant and fill customer orders throughout the year. For more information, please read “Business—Assets and Business Operations—Processing Facilities.”

Costs of Conducting Our Business

The principal expenses involved in operating our business are excavation costs, labor, utilities, maintenance and royalties.

We have a contract with a third party to excavate raw frac sand, deliver the raw frac sand to our processing facility and move the sand from our wet plant to our dry plant. We pay a fixed price per ton excavated and delivered without regard to the amount of sand excavated that meets API specifications. Accordingly, we incur excavation costs with respect to the excavation of sand and other materials from which we ultimately do not derive revenue. However, the ratio of rejected materials to total amounts excavated has been, and we believe will continue to be, in line with our expectations, given the extensive core sampling and other testing we undertook at the Wyeville facility. For more information regarding our reserves testing procedures, please read “Business— Assets and Business Operations—Sand Reserves.”

Labor costs associated with employees at our processing facility represent the most significant cost of converting raw frac sand to finished product. We incur utility costs in connection with the operation of our processing facility, primarily electricity and natural gas, which are both susceptible to fluctuations. Our facilities require periodic scheduled maintenance to ensure efficient operation and to minimize downtime.

Excavation costs, direct and indirect labor, utilities and maintenance costs are capitalized as a component of inventory and are reflected in cost of goods sold when inventory is sold.

We pay royalties to third parties based on the volume of sand excavated, delivered at our on-site rail facility and paid for by our customers.

Each customer takes delivery of purchased product when it is loaded on rail cars at our facility. As a result we generally do not incur shipping expenses.

We incur general and administrative costs related to our corporate operations.

How We Evaluate Our Operations

Gross Profit and Production Costs

Approximately 91% of our processing capacity at the Wyeville facility for the remainder of 2012 and through the second quarter of 2014 is contracted for sale under our existing fixed price, take-or-pay contracts with our customers, and 71% of our processing capacity is contracted for the remainder of 2014 through the second quarter of 2016. Excavation costs are fixed based on tons excavated, and royalties are generally fixed based on tons excavated, delivered and paid for. Accordingly, gross profit will primarily be affected by our ability to control other direct and indirect costs associated with processing frac sand. We also use production costs, which we define as costs of goods sold, excluding depreciation and depletion to measure our financial performance. We believe production costs is a meaningful measure because it provides a measure of operating performance that is unaffected by historical cost basis. Please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

As a result, production volumes, costs of goods sold per ton, production costs per ton and gross profit are key metrics used by management to evaluate our results of operations.

EBITDA and Distributable Cash Flow

We view EBITDA as an important indicator of performance. We define EBITDA as net income plus depreciation and depletion and interest and debt expense, net of interest income. See “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” Although we have not quantified distributable cash flow on a historical basis, after the closing of this offering we intend to use distributable cash flow, which we define as EBITDA less cash paid for interest expense and maintenance and replacement capital expenditures, including accrual for reserve replacement, plus accretion of asset retirement obligations, to evaluate whether we are generating sufficient cash flow to support distributions to our unitholders. Distributable cash flow will not reflect changes in working capital balances. EBITDA is a supplemental measure utilized by our management and other users of our financial statements such as investors, commercial banks, research analysts and others, to assess the financial performance of our assets without regard to financing methods, capital structure or historical cost basis. Distributable cash flow is a supplemental measure used to measure the ability of our assets to generate cash sufficient to support our indebtedness and make cash distributions to our unitholders.

Note Regarding Non-GAAP Financial Measures

Production costs, EBITDA and distributable cash flow are not financial measures presented in accordance with GAAP. We believe that the presentation of these non-GAAP financial measures will provide useful information to investors in assessing our financial condition and results of operations. Costs of goods sold is the GAAP measure most directly comparable to production costs, net income is the GAAP measure most directly comparable to EBITDA and the GAAP measure most directly comparable to distributable cash flow is net cash provided by operating activities. Our non-GAAP financial measures should not be considered as alternatives to the most directly comparable GAAP financial measure. Each of these non-GAAP financial measures has important limitations as analytical tools because they exclude some but not all items that affect the most directly comparable GAAP financial measures. You should not consider production costs, EBITDA or distributable cash flow in isolation or as substitutes for analysis of our results as reported under GAAP. Because production costs, EBITDA and distributable cash flow may be defined differently by other companies in our industry, our definitions of these non-GAAP financial measures may not be comparable to similarly titled measures of other companies, thereby diminishing their utility. Please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”

Factors Impacting Comparability of Our Financial Results

Our historical results of operations and cash flows are not indicative of results of operations and cash flows to be expected in the future, principally for the following reasons:

•

Our Wyeville facility did not generate sales until we commenced operations in July 2011. Our first shipment of frac sand to a customer from our Wyeville facility occurred on July 21, 2011. Accordingly, our financial statements for the two-month period ended December 31, 2010 reflect neither revenues nor costs of operations, and the financial statements for the year ended December 31, 2011 reflect operations only from July 21, 2011 through the end of the year.

•

We completed an expansion of our Wyeville facility in March 2012. In March 2012, we completed an expansion of our Wyeville facility that increased processing capacity from 950,000 to approximately 1,600,000 tons per year. In connection with that expansion, we increased our annual contracted volumes from 730,000 tons to 1,460,000 tons, or approximately 91% of our expanded processing capacity for the remainder of 2012 and through the second quarter of 2014, with delivery commencing under such contracts in May 2012. We processed and delivered 78,619 and                      tons of frac sand in April and June of 2012, respectively.

•

Our historical financial results include certain capital expenditures and other costs related to assets outside of our Wyeville facility, which are not being contributed to us by our sponsor in connection with this offering. For the year ended December 31, 2011 and the three months ended March 31, 2012, we had capital expenditures that related to the acquisition, development and construction of property, plant and equipment at sites other than our Wyeville facility, which are not being contributed to us in connection with this offering, of approximately $1.7 million and $15.3 million, respectively. In addition, for the year ended December 31, 2011 and the three months ended March 31, 2012, our sponsor incurred operating expenses, consisting of general and administrative expenses and exploration costs, in connection with these non-Wyeville operations of $1.0 million and $0.9 million, respectively.

•

Our historical financial results include long-term debt and related expenses that are not being contributed to us by our sponsor in connection with this offering. Our sponsor has indebtedness outstanding under various subordinated promissory notes and a senior secured revolving credit facility, all of which will be repaid or retained by our sponsor following the completion of this offering. For the year ended December 31, 2011 and the three months ended March 31, 2012, our sponsor incurred interest expense related to the subordinated promissory notes and senior secured credit facility of $1.9 million and $0.9 million, respectively. We do not expect to have any indebtedness outstanding as of the closing of this offering.

•

We will incur additional general and administrative expenses as a publicly traded partnership. We expect we will incur approximately $2.1 million in additional general and administrative expenses as a publicly traded limited partnership that we have not previously incurred, including costs associated with compliance under the Exchange Act, annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, investor relations, registrar and transfer agent fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation. These incremental expenses exclude the costs of this offering, as well as the costs associated with the initial implementation of our Sarbanes-Oxley Section 404 internal control reviews and testing.

•

We will incur additional general and administrative expenses as a result of our recent expansion. We expect we will incur additional general and administrative expenses to support our recent expansion, including management level positions in operations, human resources, legal, accounting and reporting, as well as license fees associated with upgraded accounting and reporting software. We expect these incremental growth associated expenses to gradually increase over time as we hire additional personnel, from about $0.7 million for the year ending December 31, 2012 to $1.7 million on an annualized basis by September 30, 2013.

Results of Operations

The following table summarizes our revenue and expenses for the periods indicated.

	Inception to December 31, 2010	Year Ended December 31, 2011	Three Months Ended
			March 31, 2011	March 31, 2012
	(in thousands)
Revenues	$—	$20,353	$—	$13,532
Production costs (1)	—	5,998	—	4,597
Depreciation and depletion	—	449	—	179

Costs of goods sold	—	6,447	—	4,776

Gross profit (2)	—	13,906	—	8,756
General and administrative expenses	26	2,324	174	1,487
Accretion of asset retirement obligations	—	28	—	6
Other operating expenses	—	381	—	199

Income (loss) from operations	(26)	11,173	(174)	7,064
Interest expense, net	—	1,893	—	928

Net income (loss)	$(26)	$9,280	$(174)	$6,136

(1)	Production costs is defined as costs of goods sold, excluding depreciation and depletion. For more information, please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.”
(2)	Gross profit equals revenues less costs of goods sold (including depreciation and depletion).

Three Months Ended March 31, 2012 Compared to Three Months Ended March 31, 2011

We were formed in October 2010 and commenced construction of our Wyeville facility in February 2011. We completed construction of our Wyeville facility and began selling sand to our customers in July 2011. Our historical financial statements for the three months ended March 31, 2011 reflect only start-up activities, reflected as general and administrative expenses, as we had no operations during such period.

Revenue

We commenced operations in July 2011 upon completion of our Wyeville facility. Accordingly, we had no revenue for the three months ended March 31, 2011. Revenue was $13.5 million for the three months ended March 31, 2012, during which we sold 222,657 tons of frac sand under two long-term, take-or-pay contracts.

Production Costs

Production costs were $4.6 million, or $20.65 per ton sold, for the three months ended March 31, 2012. Please read “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” The GAAP measure most directly comparable to production costs is costs of goods sold, which was $4.8 million, or $21.45 per ton sold, for the three months ended March 31, 2012. We did not process or sell any frac sand during the three months ended March 31, 2011, and accordingly incurred no production costs or costs of goods sold.

Gross Profit

Gross profit equals revenues less costs of goods sold. Gross profit was $8.8 million for the three months ended March 31, 2012. We did not process or sell any frac sand during the three months ended March 31, 2011, and accordingly had no gross profit. Due to the nature of the fixed price, take-or-pay contracts with our customers, gross profit is primarily affected by royalties and the cost to excavate and process sand. We pay royalties to third parties based on the volume of sand excavated, delivered at our on-site rail facility and paid for by our customers. We have outsourced all excavation activities to a third party with primarily fixed terms. Our excavation costs per ton is fixed, with the exception of a fuel surcharge based on the price of diesel fuel. We incurred no surcharge for the three months ended March 31, 2012.

General and Administrative Expenses

General and administrative expenses increased $1.3 million from $0.2 million for the three months ended March 31, 2011 to $1.5 million for the three months ended March 31, 2012. We were in a start-up phase during the three months ended March 31, 2011 and did not incur the level of general and administrative expenses required to support an operating company.

Interest Expense

Our sponsor incurred $1.5 million of interest expense for the three months ended March 31, 2012, which includes paid-in-kind interest under our sponsor’s subordinated promissory notes and amortization of deferred financing costs. Approximately $0.9 million was charged to interest expense and $0.6 was capitalized related to the expansion of the Wyeville and Augusta facilities. The interest is paid-in-kind and is added to the outstanding balance of the note. Our sponsor has the option of paying cash interest, but has not yet elected to do so. Our sponsor did not have any indebtedness outstanding during the three months ended March 31, 2011 and accordingly did not incur any interest expense. We do not expect to have any indebtedness outstanding as of the closing of this offering.

Net Income

Net income was $6.1 million for three months ended March 31, 2012 compared to a net loss of $0.2 million for the three months ended March 31, 2011.

Year Ended December 31, 2011 Compared to Period from Inception to December 31, 2010

We were formed in October 2010 and commenced construction of our Wyeville facility in February 2011. Our historical financial statements for the two months ended December 31, 2010 reflect only start-up activities, as we had no operations during such period. Given the limited nature of our activities during the two months ended December 31, 2010, we do not believe that we can provide a meaningful comparative analysis of such period against any comparable period in 2011. Accordingly, we have not provided such a comparison.

Revenue

The financial statements for the year ended December 31, 2011, reflect the operations of the facility from the date we commenced commercial operations in July 2011 to December 31, 2011. During such period, we sold 332,593 tons of frac sand under two long-term, take-or-pay contracts generating revenue of $20.4 million.

Production Costs

Production costs were $6.0 million, or $18.03 per ton sold, for the year ended December 31, 2011. See “Summary—Summary Historical and Pro Forma Financial and Operating Data—Non-GAAP Financial Measures.” The GAAP measure most directly comparable to production costs is costs of goods sold, which was $6.5 million, or $19.38 per ton sold, for the year ended December 31, 2011.

Gross Profit

Gross profit equals revenues less costs of goods sold. Gross profit was $13.9 million for the year ended December 31, 2011. Due to the nature of the fixed price, take-or-pay contracts with our customers, gross profit is primarily affected by royalties and the cost to excavate and process sand. We pay royalties to third parties based on the volume of sand excavated, delivered at our on-site rail facility and paid for by our customers. We have outsourced all excavation activities to a third party with primarily fixed terms. Our cost per ton excavated is fixed, with the exception of a fuel surcharge based on the price of diesel fuel. During the year ended December 31, 2011, the market price for diesel escalated which resulted in us paying the fuel surcharge. The total surcharge was $0.2 million for the year ended December 31, 2011.

General and Administrative Expenses

General and administrative expenses were $2.3 million for the year ended December 31, 2011.

Interest Expense

Our sponsor incurred $2.6 million of interest expense in the year ended December 31, 2011, which includes paid-in-kind interest under our sponsor’s subordinated promissory notes and amortization of deferred financing costs. Approximately $1.9 million was charged to interest expense and $0.7 million was capitalized in connection with the Wyeville facility construction. Paid-in-kind interest is added to the outstanding balance of the note and becomes due upon maturity. Our sponsor has the option of paying cash interest, but has not yet elected to do so. We do not expect to have any indebtedness outstanding as of the closing of this offering.

Net Income

Net income was $9.3 million for the year ended December  31, 2011.

Liquidity and Capital Resources

Overview

Our sponsor’s principal liquidity requirements for the year ended December 31, 2011 and the three months ended March 31, 2012 were to fund capital expenditures for the purchase of the Wyeville land, construction and expansion of the related sand processing facility, construction of railway spurs and to meet working capital needs. Our sponsor met its liquidity needs with a combination of funds generated through operations, proceeds from long-term indebtedness and prepayments under one of our long-term sales contracts.

We expect that our future principal uses of cash will be for working capital, capital expenditures, funding our debt service obligations and, following the completion of this offering, paying distributions to our unitholders. We intend to pay a minimum quarterly distribution of $        per common and subordinated unit per quarter, which equates to $        per quarter, or $        per year, based on the number of common and subordinated units to be outstanding immediately after completion of this offering, to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We do not have a legal or contractual obligation to pay this distribution. We expect our principal sources of liquidity will be cash generated by our operations, borrowings under a new revolving credit facility that we expect to enter into in connection with this offering and issuances of debt and equity securities, and we believe that cash from these sources will be sufficient to meet our short-term working capital requirements and long-term capital expenditure requirements.

Working Capital

Working capital is the amount by which current assets exceed current liabilities and is a measure of our ability to pay our liabilities as they become due. Our working capital was $2.8 million at December 31, 2011 and a deficit of $1.6 million at March 31, 2012. Working capital includes deferred revenue of $9.2 million at December 31, 2011 and $3.9 million at March 31, 2012 that will be satisfied with the delivery of frac sand. The following table presents the components of our working capital as of December 31, 2011 and March 31, 2012.

	December 31, 2011	March 31, 2012
	(in thousands)
Current assets
Cash	$11,054	$10,527
Restricted cash	30	30
Accounts receivable	4,026	3,143
Inventories	2,374	1,493
Prepaid expenses and other current assets	294	472

Total current assets	17,778	15,665

Current liabilities
Accounts payable	4,954	12,173
Accrued liabilities	866	1,178
Deferred revenue	9,178	3,884

Total current liabilities	14,998	17,235

Working capital	$2,780	$(1,570)

Our inventory consists primarily of sand that has been excavated and processed through the wet plant. Although we do not excavate sand or operate the wet plant in the winter months, we continue to operate the dry plant and sell sand under our take-or-pay contracts, resulting in the decrease in inventory from December 31, 2011 to March 31, 2012.

Accounts payable includes $9.4 million of capital related items as of March 31, 2012, primarily related to the construction by our sponsor of the Augusta facility, which will not be contributed to us in connection with this offering. This amount will be funded through our sponsor’s senior secured credit facility. Accounts payable included $1.8 million of capital related items as of December 31, 2011, primarily related to expansion of the Wyeville facility.

Deferred revenue represents prepayments from a customer for future deliveries of frac sand, the majority of which is not currently reflected in inventory. We received a prepayment of $16.5 million from one customer in the year ended December 31, 2011. We recognized approximately $7.3 million and $5.3 million of revenue related to this prepayment as we shipped sand in the year ended December 31, 2011 and the three months ended March 31, 2012, respectively. The remaining $3.9 million will be recognized upon future shipments, and is classified as deferred revenue as of March 31, 2012.

Deferred revenue increased by $9.2 million in the year ended December 31, 2011, and represents a significant portion of the difference between operating income and net cash provided by operating activities for that period.

Operating Activities

Net cash provided by operating activities was $18.8 million and $4.0 million for the year ended December 31, 2011 and the three months ended March 31, 2012, respectively. Operating cash flows include $9.3 million in net earnings generated from the sale of frac sand to our customers offset by production costs, general and administrative expenses and cash interest expense, adjusted for changes in working capital to the extent they are positive or negative.

Investing Activities

Net cash used in investing activities was $50.2 million for the year ended December 31, 2011 and $12.8 million for the three months ended March 31, 2012.

	Year Ended December 31, 2011	Three Months Ended March 31, 2012
	(in thousands)
Wyeville:
Expansion	$9,811	$4,291
Plant	27,263	437
Land	8,939	132
Rail & rail equipment	5,232	267
Assets to be retained by our sponsor:
Augusta	312	15,257
Other	1,238	26

Total additions to PP&E	52,795	20,410
Non-cash capital expenditures (1)	(2,626)	(7,595)

Cash capital expenditures	$50,169	$12,815

(1)	Non-cash capital expenditures is primarily comprised of capital expenditures in accounts payable and will be funded in future periods.

Financing Activities

Net cash provided by financing activities was $42.5 million for the year ended December 31, 2011, which included $48.7 million of proceeds under our sponsor’s subordinated promissory notes and capital contributions of $0.7 million. Additionally, our sponsor incurred loan origination costs of $1.9 million and repaid $5.0 million of debt.

Net cash provided by financing activities was $8.3 million for the three months ended March 31, 2012, which included additional borrowings of $8.5 million under our sponsor’s subordinated promissory notes, offset by $0.2 million of loan origination costs.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are likely to have a material effect on our current or future financial condition, changes in financial condition, sales, expenses, results of operations, liquidity, capital expenditures or capital resources.

Capital Requirements

We expect to pay $9.4 million in the second quarter of 2012 related to fixed asset additions that were capitalized in the three months ended March 31, 2012. Approximately $8.1 million of this amount relates to the Augusta facility with the remaining $1.3 million relating to the Wyeville facility. The expansion of the Wyeville facility is complete, and accordingly we have no growth capital expenditures planned for the remainder of the year ending December 31, 2012.

Credit Facilities

Our New Credit Facility

In connection with the completion of this offering, we intend to enter into a new $        million revolving credit facility, with a term of             years. The credit facility will be available to fund working capital and general corporate purposes. We expect that this new credit facility will contain a number of covenants that may restrict our ability to incur additional indebtedness, acquire and sell assets, create liens, make investments and make distributions. We also expect that our new credit facility will require us to comply with certain financial ratios, such as a current ratio or leverage ratio.

Our Sponsor’s Credit Facilities

Our sponsor, Hi-Crush Proppants LLC, which is our accounting predecessor for financial reporting purposes, is party to various subordinated promissory notes and a senior secured credit facility, which we describe below. We expect that upon the completion of this offering we will have no ongoing liabilities and obligations under our sponsor’s subordinated promissory notes and senior secured credit facility and that the liens on our assets securing borrowings under these agreements will be released.

Subordinated Promissory Notes. On July 20, 2011, our sponsor entered into various subordinated promissory notes with certain equity investors, including Avista Capital Partners, and their affiliates in an aggregate original principal amount of approximately $52.2 million. Borrowings under the subordinated promissory notes bear interest, at our sponsor’s option, at a rate of 10.0% for cash interest and 12.0% for paid-in-kind interest (“PIK interest”). As of December 31, 2011 and March 31, 2012, there was $46.1 million and $56.0 million of outstanding indebtedness under our sponsor’s subordinated promissory notes, respectively. The outstanding balance includes $2.4 million and $3.8 million of PIK interest as of December 31, 2011 and March 31, 2012, respectively. The subordinated promissory notes mature in July 2016.

Senior Secured Credit Facility. On April 6, 2012, our sponsor entered into a $62.5 million senior secured credit facility with Amegy Bank, National Association and a syndicate of other financial institutions. The senior secured credit facility consists of the following commitments: (1) a four-year $25.0 million term loan, (2) a four-year $30.0 million advancing term loan commitment and (3) a four-year $7.5 million revolving loan commitment. In addition, the senior secured credit facility includes sub-facilities providing for letters of credit and swing line borrowings of up to $2.5 million each.

Borrowings under our sponsor’s senior secured facility are collateralized by substantially all of our assets and bear interest at a floating rate based upon our sponsor’s leverage ratio equal to, at our sponsor’s option, either (a) a base rate plus a range from 225 basis points and 325 basis points per annum or (b) a Eurodollar rate, plus a range of 325 basis points to 425 basis points per annum. The base rate is established as the highest of (i) the U.S. prime rate, (ii) the federal funds rate plus 50 basis points and (iii) daily one-month LIBOR plus 100 basis points. The senior secured credit facility provides for a commitment fee of 0.5% on the unused portion.

The $25.0 million term loan was the only portion of the senior secured credit facility that was immediately funded, the proceeds of which are to be used by our sponsor for certain identified capital expenditures and to fund general operations. If not repaid earlier, the outstanding principal amount is required to be repaid by April 6, 2016.

Customer Concentration

Substantially all of our revenue and gross profit for the year ended December 31, 2011 and the three months ended March 31, 2012 was generated under contracts with two customers. For the year ended December 31, 2011, sales to Halliburton accounted for 64.0% of total revenue, and sales to Weatherford accounted for 36.0% of total revenue. For the three months ended March 31, 2012, sales to Halliburton accounted for 59.7% of total revenue, while sales to Weatherford accounted for 40.3% of total revenue. In October 2011, we signed a long term, take-or-pay contract with a third customer, a subsidiary of Baker Hughes. In May 2012, we signed a one year take-or-pay contract with a fourth customer, a subsidiary of FTS International. Based on contracted volumes and pricing, sales to Halliburton, Weatherford, Baker Hughes and FTS International will represent 49.1%, 20.9%, 18.2% and 11.8% of our contracted revenue in 2012, respectively. The terms of each contract provide for liquidated damages in the event that a customer does not purchase minimum monthly volumes of frac sand. The liquidated damages payable per ton of sand not purchased average approximately 75% of the contracted selling price per ton.

Contractual Obligations

The following table presents our contractual obligations and other commitments as of December 31, 2011.

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(in thousands)
Long-term debt (1)	$46,112	$—	$—	$46,112	$—
Land purchase agreement (2)	6,250	6,250	—	—	—
Plant construction (3)	4,300	4,300	—	—	—
Asset retirement obligations (4)	832	—	—	—	832

	$57,494	$10,550	$—	$46,112	$832

(1)	As of December 31, 2011 our sponsor had $46.1 million outstanding under its subordinated promissory notes. Borrowings under our sponsor’s subordinated promissory notes bear interest at a rate of 10% per annum if paid in cash, or 12% if paid-in-kind. Principal is payable in a single balloon payment due in July 2016. The balance under the subordinated promissory notes increased to $56.0 million as March 31, 2012. On April 6, 2012, our sponsor entered into a $62.5 million senior secured credit facility, of which $25 million is currently outstanding. Repayments of outstanding principal under our sponsor’s senior secured credit facility are required to be made quarterly, on March 31, June 30, September 30 and December 31 each year, based on a minimum of 5% of the borrowed original principal amount of the loan. In addition, our sponsor may be required to make additional annual repayments of outstanding principal on May 15 of each year, depending on its level of excess cash flows, as defined in the related credit agreement. If not repaid earlier, the outstanding principal amount is required to be repaid by April 6, 2016. Our sponsor’s subordinated promissory notes and senior secured credit facility will not be contributed to us in connection with this offering, and we expect to have no indebtedness outstanding as of the closing of this offering.
(2)	Our sponsor signed a purchase agreement for approximately 700 acres of land in Tomah, Wisconsin. Our sponsor expects to fund the purchase price in the second quarter of 2012. This land will not be contributed to us in connection with this offering.
(3)	As of December 31, 2011, we had $4.3 million of remaining contractual commitments related to the expansion of the Wyeville facility and the purchase of related equipment. Additionally, during the three months ended March 31, 2012, our sponsor entered into contracts related to the construction of the Augusta facility in the amount of $28.3 million.
(4)	The asset retirement obligation represents the fair value of post closure reclamation and site restoration commitments for the Wyeville property and processing facility.

Quantitative and Qualitative Disclosure of Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices. Historically, our sponsor’s risks have been predominantly related to potential changes in the fair value of its long-term debt due to fluctuations in applicable market interest rates. Going forward our market risk exposure generally will be limited to those risks that arise in the normal course of business, as we do not engage in speculative, non-operating transactions, nor do we utilize financial instruments or derivative instruments for trading purposes.

The market for frac sand is indirectly exposed to fluctuations in the prices of crude oil and natural gas to the extent such fluctuations impact drilling and completion activity levels and thus impact the activity levels of our customers in the pressure pumping industry. However, because we generate substantially all of our revenues under long-term, take-or-pay contracts, we believe we have only limited exposure to short-term fluctuations in the prices of crude oil and natural gas. We do not intend to hedge our indirect exposure to commodity risk.

Interest Rate Risk

As of March 31, 2012, our sponsor had $56.0 million in fixed rate long-term debt outstanding under its subordinated promissory notes, which is due July 2016 and bears interest at a fixed rate of 10% per annum for cash interest and 12% per annum for PIK interest. The fair value of our fixed rate long-term debt at March 31, 2012 was approximately $54.8 million, reflecting the application of current interest rates offered for debt with similar remaining terms and maturities. As an indication of this debt’s sensitivity to changes in interest rates, based upon an immediate 50 basis point increase in the applicable interest rates at March 31, 2012, the fair value of our sponsor’s fixed rate long-term debt would have decreased by approximately $0.2 million. Conversely, a 50 basis point decrease in that rate would increase the fair value of this indebtedness by $0.2 million.

On April 6, 2012, our sponsor entered into a $62.5 million senior secured credit facility with Amegy Bank, National Association and a syndicate of other financial institutions. Our sponsor’s senior secured credit facility consists of the following commitments on the part of the lending banks: (1) a four-year $25.0 million term loan, (2) a four-year $30.0 million advancing term loan commitment and (3) a four-year $7.5 million revolving loan commitment. In addition, the credit facility includes sub-facilities providing for letters of credit and swing line borrowings of up to $2.5 million each. Borrowings under our sponsor’s senior secured credit facility bear interest at a floating rate based upon our sponsor’s leverage ratio equal to, at our sponsor’s option, either (a) a base rate plus a range from 225 basis points and 325 basis points per annum or (b) a Eurodollar rate, plus a range of 325 basis points to 425 basis points per annum. The base rate is established as the highest of (i) the U.S. prime rate, (ii) the federal funds rate plus 50 basis points and (iii) daily one-month LIBOR plus 100 basis points. See Note 12 – Subsequent Events to our consolidated financial statements included in this registration statement for further discussion of this indebtedness.

We do not expect to have any liabilities or obligations under our sponsor’s subordinated promissory notes and senior secured credit facility following the completion of this offering. We expect to have no indebtedness outstanding as of the closing of this offering.

Credit Risk

Substantially all of our revenue for the year ended December 31, 2011 and the three months ended March 31, 2012 was generated through long-term, take-or-pay contracts with two customers. We also signed a long-term, take-or-pay contract in October 2011 with a third customer and a one year take-or-pay contract in May 2012 with a fourth customer, for which shipments commenced in May 2012. One of these customers is not investment grade. All of our customers are pressure pumping service providers. This concentration of counterparties operating in a single industry may increase our overall exposure to credit risk, in that the counterparties may be similarly affected by changes in economic, regulatory or other conditions. If a customer defaults or if any of our contracts expires in accordance with its terms, and we are unable to renew or replace these contracts, our gross profit and cash flows, and our ability to make cash distributions to our unitholders may be adversely affected.

Internal Controls and Procedures

Prior to the completion of this offering, our sponsor has been a private company with limited accounting personnel to adequately execute our accounting processes and limited other supervisory resources with which to address our internal control over financial reporting. As such, we have not maintained an effective control environment in that the design and execution of our controls has not consistently resulted in effective review and supervision by individuals with financial reporting oversight roles. In connection with our sponsor’s audit for the year ended December 31, 2011, our sponsor’s independent registered public accounting firm identified and communicated a material weakness related to the failure to maintain a sufficient complement of qualified accounting personnel, which contributed to our sponsor’s inability to maintain appropriate segregation of duties within the organization and effective review and supervision over the financial reporting process. A “material weakness” is a deficiency, or combination of deficiencies, in internal controls such that there is a reasonable possibility that a material misstatement of our sponsor’s financial statements will not be prevented, or detected in a timely basis. This material weakness resulted in audit adjustments to our financial statements which were identified by our independent registered public accounting firm.

At the closing of this offering, our management team and financial reporting oversight personnel will be the same as those of our sponsor and thus, we may face the same material weakness described above.

Since March 2012, we have added several experienced accounting personnel, both full-time employees and contractors, in response to our identification of gaps in our skills base and expertise of the staff required to meet the financial reporting requirements of a public company. However, our evaluation of internal control over financial reporting is not complete and we expect remediation to continue.

While we have begun the process of evaluating our internal control over financial reporting, we are in the early phases of our review and will not complete our review until after this offering is completed. We cannot predict the outcome of our review at this time. During the course of the review, we may identify additional control deficiencies, which represent significant deficiencies and other material weaknesses, in addition to the material weakness previously identified, that require remediation by us. Our remediation efforts may not enable us to remedy or avoid material weaknesses or significant deficiencies in the future.

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes Oxley Act of 2002, and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of our internal control over financial reporting. We will not be required to make our first assessment of our internal control over financial reporting until the year following our first annual report required to be filed with the SEC. To comply with the requirements of being a public company, we will need to implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and legal staff.

Further, our independent registered public accounting firm is not yet required to formally attest to the effectiveness of our internal controls over financial reporting, and will not be required to do so for as long as we are an “emerging growth company” pursuant to the provisions of the JOBS Act. Please read “Summary—Emerging Growth Company Status.”

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which clarifies Topic 820 and provides guidance on changes to certain principles or requirements for measuring fair value. The amendment is effective during interim and annual periods beginning after December 15, 2011. We adopted this guidance as of and for the three months ended March 31, 2012. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

New and Revised Financial Accounting Standards

We qualify as an “emerging growth company” pursuant to the provisions of the JOBS Act, enacted on April 5, 2012. Section 102 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our election to “opt-out” of the extended transition period is irrevocable.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally acceptable in the United States of America. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the dates of the financial statements and the reported revenues and expenses during the reporting periods. We evaluate these estimates and assumptions on an ongoing basis and base our estimates on historical experience, current conditions and various other assumptions that we believe to be reasonable under the circumstances. The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing the accounting treatment with respect to commitments and contingencies. Our actual results may materially differ from these estimates.

Listed below are the accounting policies we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved, and that we believe are critical to the understanding of our operations.

Asset Retirement Obligation

We estimate the future cost of dismantling, restoring and reclaiming operating excavation sites and related facilities in accordance with federal, state and local regulatory requirements. We record the initial estimated present value of reclamation costs as an asset retirement obligation and increase the carrying amount of the related asset by a corresponding amount. We allocate reclamation costs to expense over the life of the related assets and adjust the related liability for changes resulting from the passage of time and revisions to either the timing or amount of the original present value estimate. If the asset retirement obligation is settled for more or less than the carrying amount of the liability, a loss or gain will be recognized, respectively.

Inventory Valuation

Sand inventory is stated at the lower of cost or market using the average cost method. Costs applied to inventory include direct excavation costs, processing costs, overhead allocation, depreciation and depletion. Stockpile tonnages are calculated by measuring the number of tons added and removed from the stockpile.

Tonnages are verified periodically by an independent surveyor. Costs are calculated on a per ton basis and are applied to the stockpiles based on the number of tons in the stockpile.

Spare parts inventory includes critical spares, materials and supplies. We account for spare parts on a first in first out basis, and value the inventory at the lower of cost or market.

Depletion

We amortize the cost to acquire land and mineral rights using a units of production method, based on the total estimated reserves and tonnage extracted each period.

Impairment of Long-Lived Assets

We periodically evaluate whether current events or circumstances indicate that the carrying value of our property, plant and equipment and mineral rights may not be recoverable. If circumstances indicate that the carrying value may not be recoverable, we estimate future undiscounted net cash flows using estimates of proven sand reserves, estimated future sales prices (considering historical and current prices, price trends and related factors) and operating costs and anticipated capital expenditures. We record a reduction in the carrying value of our long lived assets if the undiscounted cash flows are less than the carrying value of the assets.

Our estimates of prices, recoverable proven reserves and operating and capital costs are subject to certain risks and uncertainties which may affect the recoverability of our long lived assets. Although we have made our best estimate of these factors based on current conditions, it is reasonably possible that changes could occur, which could adversely affect our estimate of the net cash flows expected to be generated from our operating property. No impairment charges were recorded during the years ended December 31, 2010 and 2011 or the three-month period ended March 31, 2012.

Environmental Matters

We are subject to various federal, state and local laws and regulations governing, among other things, hazardous materials, air and water emissions, environmental contamination and reclamation and the protection of the environment and natural resources. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

PROPPANT INDUSTRY OVERVIEW

Our Industry

The oil and natural gas proppant industry is comprised of businesses involved in the mining or manufacturing of the propping agents used in the drilling and completion of oil and natural gas wells. Hydraulic fracturing is the most widely used method for stimulating increased production from wells. The process consists of pumping fluids, mixed with granular proppants, into the geologic formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock. Proppant-filled fractures create conductive channels through which the hydrocarbons can flow more freely from the formation into the wellbore and then to the surface.

Types of Proppant

There are three primary types of proppant that are commonly utilized in the hydraulic fracturing process: raw frac sand, which is the product we produce, resin-coated sand and manufactured ceramic beads. The following chart illustrates the composition of the North American market for proppant by type.

2011 Proppant Consumed by Weight

Source: The Freedonia Group

Raw Frac Sand

Of the three primary types of proppant, raw frac sand is the most widely used due to its broad applicability in oil and natural gas wells and its cost advantage relative to other proppants. Raw frac sand may be used as a proppant in all but the highest pressure and temperature drilling environments, such as in the Haynesville shale, and has been employed in nearly all major U.S. oil and natural gas producing basins, including the Barnett, Eagle Ford, Fayetteville, Granite Wash, Marcellus, Niobara, Permian, Utica, Williston and Woodford basins.

Raw frac sand is generally mined from the surface or underground, and in some cases crushed, and then cleaned and sorted into consistent mesh sizes. The API has a range of guidelines it uses to evaluate frac sand grades and mesh sizes. In order to meet API specifications, frac sand must meet certain thresholds related to crush strength (ability to withstand high pressures), roundness and sphericity (facilitates hydrocarbon flow, or conductivity), particle size distribution, and turbidity (low levels of contaminants). Oil and gas producers generally require that frac sand used in their drilling and completion processes meet API specifications.

Raw frac sand can be further delineated into two main types: Northern White and Brady Brown. Northern White, which is the type of frac sand we produce, is considered to be of higher quality than Brady Brown and is known for its high crush strength, turbidity, roundness and sphericity and monocrystalline grain structure. Brady Brown has historically been considered the lower quality raw frac sand, as it is less monocrystalline in nature, more angular, has a lower crush strength and often contains greater impurities, including feldspars and clays. Due to its quality, Northern White frac sand commands premium prices relative to Brady Brown. Northern White has historically experienced the greatest market demand relative to supply, due both to its superior physical characteristics and the fact that it is a globally unique resource that exists predominately in Wisconsin and other limited parts of the upper Midwest region of the United States. However, even within this superior class of Northern White sand, the quality of Northern White can vary significantly across deposits due to the differing geological processes that formed the various Northern White reserves.

Resin-Coated Frac Sand

Resin-coated frac sand consists of raw frac sand that is coated with a flexible resin that increases the sand’s crush strength and prevents crushed sand from dispersing throughout the fracture. The strength and shape of the end product are largely determined by the quality of the underlying raw frac sand. Pressured (or tempered) resin-coated sand primarily enhances crush strength, thermal stability and chemical resistance, allowing the sand to perform under harsh downhole conditions. Curable (or bonding) resin-coated frac sand uses a resin that is designed to bond together under closure stress and high temperatures, preventing proppant flowback. In general, resin-coated frac sand is better suited for higher pressure, higher temperature drilling operations commonly associated with deep wells and natural gas wells. In 2011, pricing for resin-coated frac sand was $300 to $800 per ton.

Ceramics

Ceramic proppant is a manufactured product of comparatively consistent size and spherical shape that typically offers the highest crush strength relative to other types of proppants. As a result, ceramic proppant use is most applicable in the highest pressure and temperature drilling environments. Ceramic proppant derives its product strength from the molecular structure of its underlying raw material and is designed to withstand extreme heat, depth and pressure environments. The deepest, highest temperature and highest pressure wells typically require heavy weight ceramics with high alumina/bauxite content and coarser mesh sizes. The lower crush resistant ceramic proppants are lighter weight and derived from kaolin clay, with densities closer to raw frac sand. In 2011, pricing for ceramic proppants was $500 to $1,200 per ton, with bauxite-based, heavy grade ceramics commanding the highest prices.

Comparison of Key Proppant Characteristics

The following table sets forth what we believe to be the key comparative characteristics of our frac sand and the three primary types of proppant.

	Hi-Crush Wyeville	Raw Frac Sand	Resin-Coated	Ceramics
Product and Characteristics	• Natural resource – Northern White sand • Considered highest quality raw frac sand • Monocrystalline in nature, exhibiting exceptional crush strength, turbidity roundness and sphericity characteristics	• Natural resource • Primary types include Northern White, Brady Brown • Quality of sand varies widely depending on source	• Raw frac sand substrate with resin coating • Coating increases crush strength • Bond together to prevent proppant flowback	• Manufactured product • Typically highest crush strength

2011 Pricing(1)	$65/ton(2)	$20 to $120/ton(3)	$300 to $800/ton	$500 to $1,200/ton

Crush Strength	9,000 to 12,000 psi	5,000 to 12,000 psi	10,000 to 15,000 psi	10,000 to 18,000 psi

(1)	2011 pricing and crush strength for raw frac sand, resin-coated and ceramics per Wall Street equity research.
(2)	Represents 2012 average price per ton for Wyeville freight on board at the mine site under our long-term, take-or-pay contracts.
(3)	Represents spot prices for both Northern White and Brady Brown delivered both at the mine and the field.

Proppant Mesh Sizes

Mesh size is used to describe the size of the proppant and is determined by sieving the proppant through screens with uniform openings corresponding to the desired size of the proppant. Each type of proppant comes in various sizes, categorized as mesh sizes, and the various mesh sizes are used in different applications in the oil and natural gas industry. Generally, larger mesh sizes are used in wells targeting oil and liquids-rich formations, and smaller mesh sizes are used in wells targeting primarily gas bearing formations. The mesh number system is a measure of the number of equally sized openings there are per square inch of screen through which the proppant is sieved. For example, a 30 mesh screen has 30 equally sized openings per linear inch. Therefore, as the mesh size increases, the granule size decreases. In order to meet API specifications, 90% of the proppant described as 30/50 mesh size proppant must consist of granules that will pass through a 30 mesh screen but not through a 50 mesh screen.

Frac Sand Extraction, Processing and Distribution

Raw frac sand is a naturally occurring mineral that is mined and processed. While the specific extraction method utilized depends primarily on the geologic setting, most raw frac sand is mined using conventional open-pit bench extraction methods. The composition, depth and chemical purity of the sand also dictate the processing method and equipment utilized. For example, broken rock from a sandstone deposit may require one, two or three stages of crushing to produce sand grains required to meet API specifications. In contrast, unconsolidated deposits, like those found at our Wyeville facility, may require little or no crushing during the excavation process. After extraction, the raw frac sand is washed with water to remove fine impurities such as clay and organic particles, with additional procedures used when contaminants are not easily removable. The final steps in the production process involve the drying and sorting of the raw frac sand according to mesh size.

Most frac sand is shipped in bulk from the processing facility to customers by truck, rail or barge. For bulk raw frac sand, transportation costs often represent a significant portion of the customer’s overall product cost. Consequently, shipping in large quantities, particularly when shipping over long distances, provides a significant cost advantage to the customer, which highlights the importance of rail or barge access for low cost delivery. As a result, facility location and logistics capabilities are among the most important considerations for producers and customers.

Demand Trends

The North American proppant market, including raw frac sand, ceramic and resin-coated proppants, was approximately 22 million tons in 2011. Industry estimates for 2011 indicate that the raw frac sand market represented approximately 17 million tons, or 77.2% of the total proppant market by weight. Over the past five years, proppant demand by weight has increased by 28.0% annually, and the market is projected to continue growing by 7.2% per year through 2016, representing an increase in proppant demand of approximately nine million tons per year over that time period. The total North American proppant market size in dollars was $3.7 billion in 2011 and is projected to grow 10.5% annually through 2016, according to The Freedonia Group. The following chart illustrates historical and forecasted proppant demand for certain years from 2001 to 2021.

Historical and Projected Proppant Demand

Source: The Freedonia Group

Demand growth for frac sand and other proppants is primarily due to advancements in oil and natural gas drilling and well completion technology and techniques, such as horizontal drilling and hydraulic fracturing. These advancements have made the extraction of oil and natural gas increasingly cost-effective in formations that historically would have been uneconomic to develop. Proppant is an essential component in the exploitation of unconventional oil and gas reservoirs, and the demand for proppant has increased as more of these reservoirs have been developed. Over the past five years, North American rig count has increased by 2.6% annually and is expected to continue growing by 3.5% annually through 2016. In addition, the percentage of active drilling rigs used to drill horizontal wells, which require greater volumes of proppant than vertical wells, has increased from 17.3% in 2006 to 57.4% in 2011. The following chart identifies growth in North American rig count since 2001 and projected growth through 2021.

Historical and Projected North American Rig Count

Source: The Freedonia Group and Baker Hughes.

As indicated above, over the past five years, North American rig count has increased by 2.6% annually, while the demand for proppant by weight has grown at a rate of 28.0% annually. We believe that demand for proppant has and will continue to increase at a rate greater than rig count as a result of the following additional demand drivers:

•	improved drilling rig productivity, resulting in more wells drilled per rig per year;

•	increases in the percentage of rigs that are drilling horizontal wells;

•	increases in the length of the typical horizontal wellbore;

•	increases in the number of fracture stages per foot in the typical completed horizontal wellbore;

•	increases in the volume of proppant used per fracturing stage; and

•	recurring efforts to offset steep production declines in unconventional oil and natural gas reservoirs, including the drilling of new wells and secondary hydraulic fracturing of existing wells.

The following table illustrates the historical and projected growth in North American wells drilled and the intensity of proppant use in those wells.

Historical and Projected North American Wells and Proppant Intensity

Source: The Freedonia Group

Wells in unconventional reservoirs are characterized by high initial production rates followed by a steep decline in production rates during the first several years of the well’s life. Producers must continually drill new wells to offset production declines and maintain overall production levels. Additionally, operators are beginning to perform secondary hydraulic fracturing of existing wells in order to maintain overall production levels. We believe these efforts to offset steep production declines in unconventional oil and gas reservoirs will be a strong driver of future proppant demand growth.

Recent growth in demand for raw frac sand has outpaced growth in demand for other proppants, and industry analysts predict that this trend will continue. According to The Freedonia Group, North American demand for all types of proppants, in dollar terms, is projected to increase 10.5% annually from 2011 through 2016, while demand for raw frac sand is projected to increase 12.1% annually over that time period. As well completion costs have increased as a proportion of total well costs, operators have increasingly looked for ways to improve per well economics by lowering costs without sacrificing production performance. To this end, the oil and natural gas industry is shifting away from the use of higher-cost proppants towards more cost-effective proppants, such as raw frac sand. The substantial increase in activity in North American oil and liquids-rich resource plays has further accelerated the demand growth for raw frac sand. Within these oil and liquids-rich basins, Northern White sand with coarser mesh sizes is often preferred due to its superior performance characteristics.

Supply Trends

As demand for raw frac sand has increased dramatically in recent years, the supply of raw frac sand has failed to keep pace, resulting in a supply-demand disparity. While a number of existing and new competitors have announced supply expansions and greenfield projects, we do not expect the magnitude of these expansions to meet expected demand. There are several key constraints to increasing raw frac sand production on an industry-wide basis, including:

•	the difficulty of finding frac sand reserves that meet API specifications;

•	the difficulty of securing contiguous frac sand reserves large enough to justify the capital investment required to develop a processing facility;

•

the challenges of identifying reserves with the above characteristics that either are located in close proximity to oil and natural gas reservoirs or have rail access needed for low-cost transportation to major shale basins;

•	the hurdles to securing mining, production, water, air, refuse and other federal, state and local operating permits from the proper authorities;

•

local opposition to development of facilities, especially those that require the use of on-road transportation, including moratoria on raw frac sand facilities in multiple counties in Wisconsin which hold potential sand reserves; and

•	the long lead time required to design and construct sand processing facilities that can efficiently process large quantities of high quality frac sand.

Furthermore, supplies of premium quality Northern White sands are limited to select areas, predominantly in western Wisconsin and selected areas of Minnesota and Illinois. The ability to obtain large contiguous reserves in these areas is a key constraint and can be particularly important for enabling the permitting and economic viability of a raw frac sand facility. At our Wyeville facility, we have been able to secure 600 acres and can excavate and process all sand on site, with no need to employ costly trucking transportation on local roads.

In part due to the community opposition and factors referenced above, permitting has recently become more challenging in Wisconsin. Several counties in the state have instituted moratoria on the permitting of new frac sand mining sites. While these moratoria have the potential to hinder the permitting of new facilities and slow increases in supply of frac sand, our Wyeville facility is fully permitted and complies with all current regulatory requirements. In addition, our sponsor has been successful in permitting and building the Augusta facility, which required obtaining an exemption to an in-place county moratorium. Our success in obtaining this exemption was a result of our management team’s experience in excavation and processing facility development, siting and permitting as well as our on-site approach to excavation and logistics, which minimizes community impact during the production process.

Pricing

Raw frac sand has exhibited steady pricing increases over the past decade. While there are numerous grades and sizes of proppant which sell at varying prices, the overall pricing trend tends to be consistent across the various sizes. If demand for frac sand continues to grow faster than supply, then we expect that prices for frac sand will remain strong.

BUSINESS

Overview

We are a pure play, low-cost, domestic producer of premium monocrystalline sand, a specialized mineral that is used as a proppant to enhance the recovery rates of hydrocarbons from oil and natural gas wells. Our reserves consist of Northern White sand, a unique resource existing predominately in Wisconsin and limited portions of the upper Midwest region of the United States, which is highly valued as a preferred proppant because it exceeds all API specifications. We own, operate and develop sand reserves and related excavation and processing facilities and will seek to acquire or develop additional facilities. Our 600-acre facility with integrated rail infrastructure, located near Wyeville, Wisconsin, enables us to process and cost-effectively deliver approximately 1,600,000 tons of frac sand per year. Substantially all of our frac sand production is sold to leading investment grade-rated pressure pumping service providers under long-term, take-or-pay contracts that require our customers to pay a specified price for a specified volume of frac sand each month.

Over the past decade, exploration and production companies have increasingly focused on exploiting the vast hydrocarbon reserves contained in North America’s unconventional oil and natural gas reservoirs through advanced techniques, such as horizontal drilling and hydraulic fracturing. In recent years, this focus has resulted in exploration and production companies drilling more and longer horizontal wells, completing more hydraulic fracturing stages per well, and utilizing more proppant per stage in an attempt to maximize the volume of hydrocarbon recoveries per wellbore. As a result, North American demand for proppant has increased rapidly, growing at an average annual rate of 28.0% from 2006 to 2011, with total annual sales of $3.7 billion in 2011, according to The Freedonia Group. We believe that the market for raw frac sand will continue to grow based on the expected long-term development of North America’s unconventional oil and natural gas reservoirs.

Our Northern White sand, a type of silica, is highly valued by oil and natural gas producers as a preferred proppant due to its favorable physical characteristics, including superior crush strength (ability to withstand high pressures), turbidity (low levels of contaminants) and roundness and sphericity (facilitates hydrocarbon flow, or conductivity), and its lower cost as compared to other proppants such as resin-coated sand and manufactured ceramics. In addition, Northern White sand is a globally unique resource that exists predominately in Wisconsin and limited portions of the upper Midwest region of the United States. We believe the supply of frac sand has failed to keep pace with the significant recent increase in demand due to several industry-wide production constraints, including limited availability of API spec sand reserves globally as well as the difficulty of obtaining the myriad of construction, environmental, mining and other permits required by local, state and federal regulators.

We intend to utilize the significant oil and natural gas industry experience of our management team to take advantage of what we believe are favorable, long-term market dynamics as we execute our growth strategy, which includes both the acquisition of additional frac sand reserves and the development of new excavation and processing facilities. We expect to have the opportunity to acquire significant additional acreage and reserves currently owned or under option to be acquired by our sponsor, including approximately 4,500 acres of additional land in western Wisconsin, in addition to potential acquisitions from third parties.

We intend to remain solely focused on the frac sand market as we believe it offers attractive long-term growth fundamentals.

Business Strategies

Our primary business objective is to increase our cash distributions per unit over time. We intend to accomplish this objective by executing the following strategies:

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Focusing on stable, long-term, take-or-pay contracts with key customers. A key component of our business model is our contracting strategy, which seeks to secure a high percentage of our cash flows under long-term, fixed price contracts with take-or-pay provisions, while also staggering the tenors of our contracts so that they expire at different times. We believe this contracting strategy significantly mitigates our exposure to the potential price volatility of the spot market for frac sand in the short-term, allows us to take advantage of any increase in frac sand prices over the medium-term and provides us with long-term cash flow stability. As current contracts expire or as we add new processing capacity, we intend to pursue similar long-term contracts with our current customers and with other leading pressure pumping service providers. We intend to utilize nearly all of our processing capacity to fulfill these contracts, with any excess processed frac sand first offered to existing customers and the remaining amount sold opportunistically in the spot market.

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Pursuing accretive acquisitions from our sponsor and third parties. We expect to pursue accretive acquisitions of frac sand facilities from our sponsor, which owns or has the option to acquire 4,500 acres of additional land in western Wisconsin with approximately 79.2 million tons of proven recoverable frac sand reserves according to John T. Boyd, as well as from third-party frac sand producers. As we evaluate acquisition opportunities, we intend to remain focused on operations that complement our reserves of premium frac sand and that provide or would accommodate the development and construction of rail or other advantaged logistics capabilities. We believe these factors are critical to our business model and are important characteristics for any potential acquisitions.

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Expanding our proved reserve base and processing capacity. We seek to identify and evaluate economically attractive expansion and facility enhancement opportunities to increase our proved reserves and processing capacity. At Wyeville and any future sites, we expect to pursue add-on acreage acquisitions near our facilities to expand our reserve base and increase our reserve life. In March 2012, we completed an expansion of our Wyeville facility, increasing annual processing capacity from 950,000 tons per year to approximately 1,600,000 tons per year by adding wet and dry plant capacity and additional sand storage silos. We will continue to analyze and pursue other organic expansion efforts that will similarly allow us to cost-effectively optimize our existing assets and meet customer demand for our high quality frac sand.

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Capitalizing on compelling industry fundamentals. We intend to continue to position ourselves as a pure play producer of high quality frac sand, as we believe the frac sand market offers attractive long-term growth fundamentals. The growth of horizontal drilling in shale and other unconventional oil and natural gas plays has resulted in greater demand for frac sand. This demand growth is underpinned by increased horizontal drilling, higher proppant use per well and cost advantages over resin-coated sand and manufactured ceramics. We believe frac sand supply will continue to be constrained by the difficulty in finding reserves that meet the technical specifications of the API in contiguous quantities large enough to justify the capital investment required and the challenges associated with successfully obtaining the necessary local, state and federal permits required for operations.

•

Maintaining financial flexibility and conservative leverage. We plan to pursue a disciplined financial policy and maintain a conservative capital structure. We expect to have no indebtedness at the closing of this offering and $         million of liquidity in the form of cash on hand and undrawn borrowing capacity under our new $         million revolving credit facility. We believe that our borrowing capacity and ability to access debt and equity capital markets after this offering will provide us with the financial flexibility necessary to achieve our organic expansion and acquisition strategy.

Competitive Strengths

We believe that we are well positioned to successfully execute our strategy and achieve our primary business objective because of the following competitive strengths:

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Long-term contracted cash flow stability. We will generate substantially all of our revenues from the sale of frac sand under long-term contracts that require subsidiaries of Baker Hughes, FTS International, Halliburton and Weatherford to pay specified prices for specified volumes of product each month. We believe that the take-or-pay volume and pricing provisions and the long-term nature of our contracts will provide us with a stable base of cash flows and limit the risks associated with price movements in the spot market and any changes in product demand during the contract period. We are currently contracted to sell 1,460,000 tons of frac sand annually from our Wyeville facility, and as of May 10, 2012, our contracts had a weighted average remaining life of approximately 4.7 years.

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Long-lived, high quality reserve base. Our Wyeville facility contains approximately 48.4 million tons of proven recoverable coarse grade reserves as of December 31, 2011, based on a third-party reserve report by John T. Boyd, and has an implied 33-year reserve life at currently contracted production rates. These reserves consist of high quality Northern White frac sand. Analysis by independent third-party testing companies indicates that our sand demonstrates superior characteristics with regard to crush strength, turbidity and sphericity as compared to other raw frac sand, including other Northern White sand, and certain resin-coated proppants. As a result, our raw frac sand is particularly well suited for and is experiencing significant demand from customers for use in the hydraulic fracturing of unconventional oil and natural gas wells.

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Intrinsic logistics and infrastructure advantage. The strategic location and logistics capabilities of our Wyeville facility enable us to serve all major U.S. oil and natural gas producing basins. Our on-site transportation assets include three 5,000-foot rail spurs off a Union Pacific Railroad mainline that are capable of accommodating unit trains, allowing our customers to receive priority scheduling, expedited delivery and a more cost-effective shipping alternative. Our logistics capabilities enable efficient loading of sand and minimize rail car turnaround times at the facility, and we expect to acquire or develop similar logistics capabilities at any facilities we own in the future. We believe we are one of the few frac sand producers with a facility initially designed to deliver frac sand meeting API specifications to all of the major U.S. oil and natural gas producing basins by on-site rail facilities, including on-site storage capacity accommodating unit trains.

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Competitive operating cost structure. Our operations have been strategically designed to provide low per-unit production costs with a significant variable component for the excavation and processing of our sand. Our sand reserves do not require blasting or crushing to be processed and, due to the shallow overburden at our Wyeville facility, we are able to use surface mining equipment in our operations, which provides for a lower cost structure than underground mining operations. Our mining operations are subcontracted to Gerke Excavating, Inc. at a fixed cost per ton excavated, subject to a diesel fuel surcharge, under a three-year contract. Unlike some competitors, our processing and rail loading facilities are located on-site, which eliminates the requirement for on-road transportation, lowers product movement costs and minimizes the reduction in sand quality due to handling.

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Experienced and incentivized management team. Our management team has extensive experience investing and operating in the oil and natural gas industry and will be focused on optimizing our current business and expanding our operations through disciplined development and accretive acquisitions. We believe our management team’s substantial experience and relationships with participants in the oilfield services and exploration and production industries provide us with an extensive operational and commercial understanding of the markets in which our customers operate. In addition, we believe the experience of our management team in frac sand mining and processing facility development has allowed us to design and develop modern operations more efficiently than many of our competitors. Members of our management team are strongly incentivized to profitably grow our business and cash flows through their 39% interest in our sponsor, which owns, directly or indirectly,          of our common units and all of our subordinated units and incentive distribution rights.

Assets and Business Operations

We own and operate the Wyeville facility, which is located in Monroe County, Wisconsin and, as of December 31, 2011, contained 48.4 million tons of proven recoverable sand reserves of mesh sizes we currently have contracted to sell. According to John T. Boyd, our proven reserves consist entirely of coarse grade Northern White sand that can be processed to meet API specifications. Analysis of our sand by independent third-party testing companies indicates that it demonstrates superior characteristics with regard to crush strength, turbidity and sphericity as compared to other raw frac sand, including other Northern White sand, and certain resin-coated products.

We commenced sand excavation and processing in June 2011 with an initial plant processing capacity of 950,000 tons per year, and customer shipments were initiated in July 2011. From the Wyeville in-service date to March 31, 2012, we have processed and sold 555,250 tons of frac sand. We completed an expansion in March 2012 that increased our annual expected processing capacity to approximately 1,600,000 tons per year. We have contracted approximately 91% of this capacity for the remainder of 2012 and through the second quarter of 2014, and approximately 71% of this capacity for the remainder of 2014 and through the second quarter of 2016. Based on currently contracted production rates and a reserve report prepared by John T. Boyd, our Wyeville facility has an implied 33-year reserve life as of December 31, 2011.

The following table summarizes certain of the key characteristics of our Wyeville facility we believe allow us to provide our customers with high quality frac sand efficiently at competitive prices.

Key Characteristics of Wyeville Facility and its Reserves

Facility Characteristics	Description

Site Geography	Situated on 600 contiguous acres, with on-site processing and rail loading facilities.

Deposits	Sand pay zones of up to 80 feet; coarse grade mesh sizes from 20 to 70; few impurities such as clay or other contaminants.

Excavation Technique	Shallow overburden allowing for surface excavation.

Sand Processing	Sands are unconsolidated; do not require crushing.

Logistics Capabilities	On-site transportation infrastructure capable of accommodating unit trains connected to Union Pacific Railroad mainline.

Sand Reserves

As of December 31, 2011, we had a total of 48.4 million tons of proven recoverable mineral reserves at our Wyeville facility. We own all 600 acres of land surrounding our Wyeville facility, which secures our mineral rights and access to reserves.

“Reserves” consist of sand that can be economically extracted or produced at the time of determination based on relevant legal, economic and technical considerations. The reserve estimates referenced herein represent proven reserves, which we define in the glossary. The quantity and nature of the mineral reserves at our Wyeville facility are estimated by our internal geologists and mining engineers and updated periodically, with necessary adjustments for operations during the year and additions or reductions due to property acquisitions and dispositions, quality adjustments and mine plan updates. John T. Boyd has estimated our reserves as of December 31, 2011, and we intend to continue retaining third party engineers to review our reserves on an annual basis.

Our Wyeville reserves are a unique mineral resource created over millions of years. Approximately 500 million years ago, the quartz rich Cambrian sheet sands were deposited in the upper Midwest region of the United States. During the Pleistocene era, which occurred approximately two million years ago, erosion caused by the melting of glaciers cut channels into the Mt. Simon Formation, forming rivers. Loose grains of sand resulting from this same erosion settled in these river beds where they were washed by the consistent current of the river. The washing action of the river removed debris, known as fines, from the sand, rounded the sand grains and helped it to remain unconsolidated. The Wyeville deposit is located in one of these ancient river beds. The high quartz content of the Cambrian sands and the monocrystalline structure of the Wyeville deposit is responsible for the extremely high crush resistance relative to other types of sand.

The sands are unconsolidated, extremely clean and well-rounded, and as a result do not require crushing or extensive processing to eliminate clays or other contaminants, enabling us to cost-effectively produce high quality, frac sand meeting API specifications. In addition, the sand deposits are present to a depth of approximately 80 feet, with a shallow overburden of approximately five feet. The shallow depth of the sand deposits allows us to conduct surface mining rather than underground mining, which lowers our production costs and decreases safety risks as compared to underground mining. The following map indicates the layout and location of our Wyeville facility.

Wyeville Facility

Before acquiring new reserves, we perform extensive drilling of cores and analysis and other testing of the cores to confirm the quantity and quality of the acquired reserves. We have undertaken a comprehensive exploration drilling program at the Wyeville facility. In total, we have reviewed 52 core holes that were drilled utilizing mud rotary and sonic core drilling techniques with holes spaced between 500 feet and 800 feet to delineate the resource. The holes were drilled into the underlying Mount Simon sandstone formation through the unconsolidated sand, with depths generally ranging from 55 feet to 80 feet. The holes were sampled in 10-foot depth increments with each 10-foot depth increment yielding a corresponding lab gradation. Core samples were sent to leading proppant sand-testing laboratories. The results of this program were taken into account in determining the quality and volume of our reserves. The following charts illustrate the unique and attractive characteristics of our sand reserves.

Industry Crush Strength Benchmarking

30/50 Raw Frac Sand

Note: Information based on publicly available competitor crush strength data.

(1)	Based on the average of Competitor C’s published crush strength for its 30/50 mesh size sand.
(2)	Based on representative examples from publicly available sources.

40/70 Raw Frac Sand

Note: Information based on publicly available competitor crush strength data.

(1)	Based on the average of Competitor A’s published crush strength for its 40/70 mesh size sand.
(2)	Based on the average of Competitor C’s published crush strength for its 40/70 mesh size sand.
(3)	Based on representative examples from publicly available sources.

We acquired the Wyeville acreage in January 2011 from three separate land owners, one of which had previously conducted limited surface excavation on-site. While we own in fee all of the land at our Wyeville facility, our production is subject to a non-participating royalty interest of $6.15 per ton of frac sand sold. These royalties were negotiated by us in connection with our acquisition of the Wyeville acreage. In some instances in the future, we may acquire the mineral rights to reserves without actually taking ownership of the properties.

Excavation Operations

We conduct only surface excavation operations and do not operate any underground mines. Our mining technique is open-pit excavation of approximately 20-acre panels of unconsolidated silica deposits. The excavation process involves clearing and grubbing vegetation and trees overlying the proposed mining area. The initial two to five feet of overburden is removed and utilized to construct perimeter berms around the pit and property boundary.

A track excavator and articulated trucks are utilized for excavating the sand at several different elevation levels of the active pit. The pit is dry mined, and the water elevation is maintained below working level through a dewatering and pumping process. The mined material is loaded and hauled from different areas of the pit and different elevations within the pit to the primary loading facility at our mine’s on-site wet processing facility. The excavation operations are outsourced to a third party that is paid based on a fixed fee per ton of sand excavated, subject to a diesel fuel surcharge.

Processing Facilities

Our processing facilities are designed to wash, sort and store our raw frac sand. The Wyeville processing plant started operations in June 2011 and employs modern and efficient wet and dry processing technology.

Our mined raw frac sand is initially stockpiled before processing. The material is recovered by a mounted belt feeder, which extends beneath a surge pile, and is fed onto a conveyor. The sand exits the tunnel on the conveyor belt and is fed into the 600-ton per hour wet plant where impurities and unusable fine grain sand are removed from the raw feed. The wet processed sand is then stockpiled in advance of being fed into the dry plant for further processing. The wet plant operates for seven to eight months per year due to the limitations arising from sustained freezing temperatures during winter months. When the wet plant is operating, however, it processes more sand per day than the dry plant to build-up stockpiles of frac sand to be processed by the dry plant during the winter months.

The dry plant, which operates throughout the entire year, has a rated capacity of 250 tons per hour. The wet processed sand stockpile is fed into the dry plant hopper using a front end loader. The material is processed in a natural gas fired vibratory fluid bed dryer contained in an enclosed building. After drying, the sand is screened through gyratory screens and separated into industry standard product sizes. The finished product is then conveyed to multiple on-site storage silos for each size specification.

Logistics Capabilities

All of our product is shipped by rail from our three 5,000-foot rail spurs that connect our processing and storage facilities to a Union Pacific Railroad mainline. The length of these rail spurs and the capacity of the associated product storage silos allow us to accommodate a large number of rail cars. It also enables us to accommodate unit trains, which significantly increases our efficiency in meeting our customers’ frac sand transportation needs. Unit trains, typically 80 rail cars in length or longer, are dedicated trains chartered for a single delivery destination. Generally, unit trains receive priority scheduling and do not switch cars at various intermediate junctions, which results in a more cost-effective and efficient method of shipping than the standard method of rail shipment. We believe the Wyeville facility is one of the first frac sand facilities in the industry initially designed to accommodate large scale rail and unit train logistics, which require sufficient acreage, loading facilities and rail spurs to accommodate a unit train on site.

Logistics capabilities of frac sand producers are important to our customers, who focus on both the reliability and flexibility of product delivery. Because our customers generally find it impractical to store frac sand in large quantities near their job sites, they seek to arrange for product to be delivered where and as needed, which requires predictable and efficient loading and shipping of product. The integrated nature of our logistics operations and our three 5,000 foot rail spurs enable us to handle railcars for multiple customers simultaneously, minimizing the number of days required to successfully load shipments, even at times of peak activity, avoid the use of trucks and minimize transloading within the facility. At the same time, we believe our ability to ship using unit trains differentiates us from most other frac sand producers that ship using manifest, or mixed freight, trains, which may make multiple stops to switch cars before delivering cargoes, or transport their products by truck or barge. In addition, unlike some competitors, our processing and rail loading facilities are located on-site, which eliminates the requirement for on-road transportation, lowers product movement costs and minimizes the reduction in sand quality due to handling. Together, these advantages provide our customers with a reliable and efficient delivery method from our facility to each of the major U.S. oil and natural gas producing basins, and allow us to take advantage of the increasing demand for such a delivery method.

Geographic Breakdown of Deliveries

Percentage Delivered by Destination

Destination	Associated Basins (1)
Texas	Permian Eagle Ford
Pennsylvania	Marcellus
Colorado	Niobrara Piceance
Arkansas	Fayetteville
Oklahoma	Mid-Continent
Ohio	Utica
North Dakota	Bakken

Note: Deliveries include total frac sand delivered by Hi-Crush Proppants LLC from July 2011 through April 30, 2012.

(1)	Basins where we believe our frac sand is used after shipment to transload facilities in the destination states.

We sell frac sand freight on board, or “FOB,” to our customers, meaning that they take title to the product once it is loaded into their owned or leased railcars, which are generally specifically dedicated to support their contracts with us, and they incur all transportation costs. Accordingly, we have no direct exposure to fluctuations in rail transportation costs.

Quality Control

We employ an automated process control system that efficiently manages our mining, loading, shipping, storage, processing and preventative maintenance functions. Furthermore, our co-located storage and loading facilities and shipment via unit trains reduce the incidence of contamination during the delivery process and result in higher quality sand being delivered to our customers. We monitor the quality and consistency of our products by conducting hourly tests throughout the production process to detect variances, using each of three unique testing technologies. We take product samples from every rail car that is loaded at the facility and test every fourth car in our on-site laboratory. Samples are retained for three months for testing upon customer request. We have a third-party calibration company certify all measurement devices at our facility on a monthly basis. We also provide customers with documentation verifying that all products shipped meet customer specifications. We continually refine our processes to ensure repeatable results in our processing plant and product quality accountability for our customers.

Customers

Our current customer base is comprised of subsidiaries of four of North America’s largest providers of pressure pumping services, Baker Hughes, FTS International, Halliburton and Weatherford. Our largest customers based on current contracts, Baker Hughes and Halliburton, are each rated A2 / A by Moody’s and Standard & Poor’s, respectively, and Weatherford is rated Baa2 / BBB by these agencies. FTS International is rated B1 / B+ by these agencies. Spears and Associates estimates that these four companies controlled 47% of North American pressure pumping horsepower in 2011 and accounted for greater than 50% of the North American pressure pumping market, based on 2011 revenue. For the year ended December 31, 2011, sales to Halliburton and Weatherford accounted for 64% and 36% of our total revenues, respectively. Sales under our contracts with Baker Hughes and FTS International commenced in May 2012.

Contracts

We sell substantially all of the sand we produce under long-term, take-or-pay contracts that significantly reduce our exposure to short-term fluctuations in the price of and demand for frac sand. For the year ended December 31, 2011 and the first quarter of 2012, we generated 99% of our revenues from sand delivered under our long-term sand sales contracts, and we expect to continue selling a significant majority of our sand under long-term contracts. As of May 10, 2012, we had four long-term sand sale contracts with a weighted average remaining life of approximately 4.7 years. The following table presents a summary of our contracted volumes and revenues from 2011 through 2015, as well as the average contract sales price and make-whole price our customers are obligated to pay in the event they decline to accept delivery of the required product volumes under their respective contracts.

	Year Ended December 31,
	2011	2012	2013	2014	2015
Contracted Volumes (tons)	331,667	1,216,667	1,460,000	1,295,000	1,130,000
% of Processing Capacity (1)	79%	85%	91%	81%	71%
Contracted Revenue	$19,916,667	$78,966,667	$96,466,667	$88,350,000	$80,100,000
Average Sales Price per ton	$60	$65	$66	$68	$71
Average Make-Whole Price per ton	$60	$49	$49	$51	$51

(1)	Percentage of processing capacity for 2011 and 2012 based on weighted average processing capacity for such periods.

As the above table illustrates, when one of our contracts expires in 2014, the average contracted price per ton will increase. The expiring contract provides for sales prices lower than current market prices. Prior to this contract’s expiration, we will seek to renew or replace this contract on pricing terms more comparable to market prices at the time. Occasionally, if we have excess production and market conditions are favorable, we may elect to sell frac sand in spot market transactions.

The terms of our customer contracts, including sand quality requirements, quantity parameters, permitted sources of supply, effects of future regulatory changes, force majeure and termination and assignment provisions, vary by customer. As indicated in the above table, our customer contracts contain penalties for non-performance by our customers, with make-whole prices averaging approximately $49 per ton in 2012. If one of our customers fails to meet its minimum obligations to us, we would expect that the make-whole payment, combined with a decrease in our variable costs (such as royalty payments and excavation costs), would substantially mitigate any adverse impact on our cash flow from such failure. We would also have the ability to sell the sand volumes for which we receive make-whole payments to third parties. Our customer contracts also contain penalties for our non-performance. If we are unable to deliver contracted volumes within three months of contract year end, or otherwise arrange for delivery from a third party, we are required to pay make-whole payments averaging approximately $49 per ton in 2012. We believe our new facilities, substantial reserves and our on-site processing and logistics capabilities mitigate our risk of non-performance. In addition, we intentionally maintain long-term contracted volume commitments to our customers at less than 100% of our processing capacity to provide excess capacity to reduce the likelihood of failing to meet the requirements of our contracts.

Quality and volumes of sand are stipulated in our sales contracts, which require us to deliver frac sand meeting or exceeding the standards of ISO 13503-2. Our sand is sold FOB plant site, with title and risk of loss transferring to the customer when we load the sand onto the customer’s rail cars at our facility.

Competition

There are numerous large and small producers in all sand producing regions of the United States with whom we compete. Our main competitors include Badger Mining Corporation, Fairmount Minerals, Ltd., Preferred Proppants LLC, Unimin Corporation and U.S. Silica Holdings, Inc. The most important factors on which we compete are product quality, performance and sand characteristics, transportation capabilities, reliability of supply and price. Demand for frac sand and the prices that we will be able to obtain for our products, to the extent not subject to a fixed price contract, are closely linked to proppant consumption patterns for the completion of oil and natural gas wells in North America. These consumption patterns are influenced by numerous factors, including the price for hydrocarbons, the drilling rig count and hydraulic fracturing activity, including the number of stages completed and the amount of proppant used per stage. Further, these consumption patterns are also influenced by the location, quality, price and availability of raw frac sand and other types of proppants such as resin-coated sand and ceramic proppant.

Our History and Relationship with Our Sponsor

Overview and History

Hi-Crush Proppants LLC, our sponsor, was formed in 2010 in Houston, Texas. Members of our sponsor’s management team have, on average, more than 20 years of experience investing in and operating businesses in the oil and natural gas and sand mining industries. Members of our management team have partnered with major oilfield services companies and exploration and production companies in the development of oil and natural gas reservoirs. In this capacity, members of our management team gained valuable expertise and developed strong relationships in the oilfield services industry. Recognizing the increasing demand for proppants as a result of rapidly evolving hydraulic fracturing techniques, members of our management team chose to leverage their expertise and relationships to capitalize on this increasing demand by developing raw frac sand reserves and facilities. In addition, we believe that members of our management team have overseen the design, construction and staffing for the majority of major sand mining and processing facilities developed in the last 10 years. Their expertise covers a wide range of disciplines, with an emphasis on development, construction and operation of frac sand processing facilities, frac sand supply chain management and consulting and bulk solids material handling.

Our sponsor’s lead investor is Avista Capital Partners, a leading private equity firm with significant investing and operating expertise in the energy industry. Founded in 2005 by senior investment professionals who worked together at DLJMB, then one of the world’s largest and most successful private equity franchises, Avista makes controlling or influential minority investments in connection with various transaction structures. The energy team at Avista is comprised of experienced professionals and industry executives with relevant expertise in the energy sector. Avista principals have led over $2.7 billion in equity investments in energy companies while at Avista and DLJMB, including Basic Energy Services, Inc., Brigham Exploration Company, Copano Energy, L.L.C., Seabulk International, Inc., and joint-ventures with Carrizo Oil & Gas, Inc.

Our Sponsor’s Assets

Our sponsor owns or has options to acquire several other sand mining locations where it could develop similar logistics capabilities as the Wyeville facility, and it will retain these assets following this offering. The Augusta excavation and processing facility in Eau Claire County, Wisconsin is currently under construction and is expected to be operational in September 2012. John T. Boyd estimated that, as of December 31, 2011, the Augusta site had 46.2 million tons of proven recoverable coarse grade sand reserves located on approximately 1,000 acres. Our sponsor is building a 1,600,000 ton per year processing facility, and John T. Boyd estimates that the site has a reserve life of approximately 39 years based on currently contracted production levels. Our sponsor has contracted for the sale of 1,200,000 tons of sand per year from the Augusta facility with two of our existing customers under take-or-pay contracts with a weighted average life of approximately 4.8 years that specify both volumes and price. The customers will take delivery of the sand at on-site rail facilities that, like the Wyeville facility, can accommodate unit trains.

Our sponsor has agreed to acquire approximately 700 acres in Tomah, Wisconsin, which is six miles south of the Wyeville facility in Monroe County. The Tomah site has access to the same Union Pacific Railroad mainline as the Wyeville facility, which runs adjacent to the property, and could accommodate similar rail logistics as the Wyeville facility. Extensive core samples have been taken at Tomah and independently tested with results indicating a high quality sand reserve similar to the Wyeville site. According to a John T. Boyd reserve report, the Tomah site had proven recoverable sand reserves of 33 million tons as of December 31, 2011, which represents a 51 year reserve life assuming construction of a 650,000 ton per year processing facility.

In addition, our sponsor is evaluating a number of additional development locations and adds potential projects to its development backlog regularly. Approximately 1,800 contiguous acres are currently under exclusive options to our sponsor to purchase for a site located five miles north of our Augusta facility, also in Eau Claire County, Wisconsin. In Trempealeau County, Wisconsin, our sponsor has approximately 1,000 contiguous acres under exclusive options to purchase. Both of these sites are on-rail, and coring and permitting due diligence are currently being conducted.

Our sponsor’s retained sand facilities represent a significant potential growth opportunity for us. Our sponsor continually evaluates acquisitions and may elect to acquire, construct or dispose of assets in the future, including in sales of assets to us. As the owner of our general partner,          of our common units, all          of our subordinated units, and, indirectly through our general partner, all of our incentive distribution rights following this offering, our sponsor is well aligned and highly motivated to promote and support the successful execution of our business strategies, including utilizing our partnership as a growth vehicle for its sand mining operations. Although we expect to have the opportunity to make additional acquisitions directly from our sponsor in the future, including the sand excavation and processing facilities described above, our sponsor is under no obligation to make acquisition opportunities available to us. In addition, while we believe our relationship with our sponsor is a significant positive attribute, it may also be a source of conflict. For example, our sponsor has no obligation to offer to sell or to sell us any of its current or future assets, and is not restricted in its ability to compete with us. Please read “Conflicts of Interest and Fiduciary Duties.”

Our Management and Employees

We are managed and operated by the board of directors and executive officers of our general partner, Hi-Crush GP LLC, a wholly owned subsidiary of our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including at least three independent directors meeting the independence standards established by the NYSE. At least one of our independent directors will be appointed prior to the date our common units are listed for trading on the NYSE. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operations. For more information about the executive officers and directors of our general partner, please read “Management.”

Following the consummation of this offering, we will enter into an omnibus agreement with our sponsor and our general partner that will govern our relationship with them regarding the provisions of certain administrative services to us. Please read “Certain Relationships and Related Transactions—Omnibus Agreement.” In addition, under our partnership agreement, we will reimburse our general partner and its affiliates, including our sponsor, for all expenses they incur and payments they make on our behalf, to the extent such expenses are not contemplated by the omnibus agreement. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Hi-Crush Partners LP does not have any employees. All of the employees that will conduct our business pursuant to the omnibus agreement will be employed by Hi-Crush Proppants LLC or a wholly owned subsidiary of Hi-Crush Proppants LLC. As of March 31, 2012, Hi-Crush Proppants LLC had 54 employees and our general partner had not yet been formed. In addition, we contract out our excavation operations to a third party, Gerke Excavating, Inc., and accordingly have no employees involved in those operations.

Environmental and Occupational Safety and Health Regulation

Mining and Workplace Safety

Federal Regulation

The U.S. Mine Safety and Health Administration (“MSHA”) is the primary regulatory agency with jurisdiction over the commercial silica industry. Accordingly, MSHA regulates quarries, surface mines, underground mines, and the industrial mineral processing facilities associated with quarries and mines. The mission of MSHA is to administer the provisions of the Federal Mine Safety and Health Act of 1977 and to enforce compliance with mandatory safety and health standards. As part of MSHA’s oversight, its representatives must perform at least two unannounced inspections annually for each surface mining facility in its jurisdiction. To date, these inspections have not resulted in any citations for material violations of MSHA standards.

We also are subject to the requirements of the U.S. Occupational Safety and Health Act (“OSHA”) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA Hazard Communication Standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities, and the public. OSHA regulates the users of commercial silica and provides detailed regulations requiring employers to protect employees from overexposure to silica through the enforcement of permissible exposure limits and the OSHA Hazard Communication Standard.

Internal Controls

We adhere to a strict occupational health program aimed at controlling employee exposure to silica dust, which includes dust sampling, a respiratory protection program, medical surveillance, training, and other components. Our safety program is designed to ensure compliance with MSHA regulations. For both health and safety issues, extensive training is provided to employees. We have a safety committee at our plant made up of salaried and hourly employees that are involved in establishing, implementing, and improving safety standards. We perform annual internal health and safety audits and conduct semi-annual crisis management drills to test our plants’ abilities to respond to various situations.

Environmental Matters

We and the commercial silica industry are subject to extensive governmental regulation pertaining to matters such as permitting and licensing requirements, plant and wildlife protection, hazardous materials, air and water emissions, and environmental contamination and reclamation. A variety of federal, state and local agencies have established, implement and enforce these regulations.

Federal Regulation

At the federal level, we may be required to obtain permits under Section 404 of the Clean Water Act from the U.S. Army Corps of Engineers for the discharge of dredged or fill material into waters of the United States, including wetlands and streams, in connection with our operations. We also may be required to obtain permits under Section 402 of the Clean Water Act from the EPA or the Wisconsin Department of Natural Resources, to whom the EPA has delegated local implementation of the permit program, for discharges of pollutants into waters of the United States, including discharges of wastewater or stormwater runoff associated with construction activities. Failure to obtain these required permits or to comply with their terms could subject us to administrative, civil, and criminal penalties as well as injunctive relief.

The U.S. Clean Air Act and comparable state laws regulate emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. These regulatory programs may require us to install expensive emissions abatement equipment, modify operational practices, and obtain permits for existing or new operations. Before commencing construction on a new or modified source of air emissions, such laws may require us to reduce emissions at existing facilities. As a result, we may be required to incur increased capital and operating costs to comply with these regulations. We could be subject to administrative, civil, and criminal penalties as well as injunctive relief for noncompliance with air permits or other requirements of the U.S. Clean Air Act and comparable state laws and regulations.

As part of our operations, we utilize or store petroleum products and other substances such as diesel fuel, lubricating oils, and hydraulic fluid. We are subject to regulatory programs pertaining to the storage, use, transportation, and disposal of these substances. Spills or releases may occur in the course of our operations, and we could incur substantial costs and liabilities as a result of such spills or releases, including claims for damage or injury to property and persons. The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA,” also known as the Superfund law) and comparable state laws impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of hazardous substances into the environment. These persons include the owner or operator of the site where the release occurred and anyone who disposed of or arranged for disposal, including offsite disposal, of a hazardous substance generated or released at the site. Under CERCLA, such persons may be subject to liability for the costs of cleaning up the hazardous substances, for damages to natural resources, and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

In addition, the Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes regulate the generation, transportation, treatment, storage, disposal, and cleanup of hazardous and non-hazardous wastes. The EPA and Wisconsin Department of Natural Resources, to whom the EPA has delegated portions of the RCRA program for local implementation, administer the RCRA program.

Our operations may also be subject to broad environmental review under the National Environmental Policy Act (“NEPA”). NEPA requires federal agencies to evaluate the environmental impact of all “major federal actions” significantly affecting the quality of the human environment. The granting of a federal permit for a major development project, such as a mining operation, may be considered a “major federal action” that requires review under NEPA. Therefore, our projects may require review and evaluation under NEPA. As part of this evaluation, the federal agency considers a broad array of environmental impacts, including, among other things, impacts on air quality, water quality, wildlife (including threatened and endangered species), historic and archeological resources, geology, socioeconomics, and aesthetics. NEPA also requires the consideration of alternatives to the project. The NEPA review process, especially the preparation of a full environmental impact statement, can be time consuming and expensive. The purpose of the NEPA review process is to inform federal agencies’ decision-making on whether federal approval should be granted for a project and to provide the public with an opportunity to comment on the environmental impacts of a proposed project. Though NEPA requires only that an environmental evaluation be conducted and does not mandate a particular result, a federal agency could decide to deny a permit or impose certain conditions on its approval, based on its environmental review under NEPA, or a third party could challenge the adequacy of a NEPA review and thereby delay the issuance of a federal permit or approval.

Federal agencies granting permits for our operations also must consider impacts to endangered and threatened species and their habitat under the Endangered Species Act. We also must comply with and are subject to liability under the Endangered Species Act, which prohibits and imposes stringent penalties for the harming of endangered or threatened species and their habitat. Federal agencies also must consider a project’s impacts on historic or archeological resources under the National Historic Preservation Act, and we may be required to conduct archeological surveys of project sites and to avoid or preserve historical areas or artifacts.

State and Local Regulation

We are also subject to a variety of state and local environmental review and permitting requirements. Some states, including Wisconsin where our current projects are located, have state laws similar to NEPA; thus our development of a new site or the expansion of an existing site may be subject to comprehensive state environmental reviews even if it is not subject to NEPA. In some cases, the state environmental review may be more stringent than the federal review. Our operations may require state-law based permits in addition to federal permits, requiring state agencies to consider a range of issues, many the same as federal agencies, including, among other things, a project’s impact on wildlife and their habitats, historic and archaeological sites, aesthetics, agricultural operations, and scenic areas. Wisconsin and some other states also have specific permitting and review processes for commercial silica mining operations, and state agencies may impose different or additional monitoring or mitigation requirements than federal agencies. The development of new sites and our existing operations also are subject to a variety of local environmental and regulatory requirements, including land use, zoning, building, and transportation requirements.

As demand for frac sand in the oil and natural gas industry has driven a significant increase in current and expected future production of commercial silica, some local communities have expressed concern regarding silica sand mining operations. These concerns have generally included exposure to ambient silica sand dust, truck traffic, water usage, and blasting. In response, certain state and local communities have developed or are in the process of developing regulations or zoning restrictions intended to minimize the potential for dust to become airborne, control the flow of truck traffic, significantly curtail the area available for mining activities, require compensation to local residents for potential impacts of mining activities and, in some cases, ban issuance of new permits for mining activities. To date, we have not experienced any material impact to our existing mining operations or planned capacity expansions as a result of these types of concerns. We are not aware of any proposals for significant increased scrutiny on the part of state or local regulators in the jurisdictions in which we operate or community concerns with respect to our operations that would reasonably be expected to have a material adverse effect on our business, financial condition, or results of operations going forward.

Planned expansion of our mining and production capacity in new communities could be more significantly impacted by increased regulatory activity. Difficulty or delays in obtaining or inability to obtain new mining permits or increased costs of compliance with future state and local regulatory requirements could have a material negative impact on our ability to grow our business. In an effort to minimize these risks, we continue to be engaged with local communities in order to grow and maintain strong relationships with residents and regulators.

Costs of Compliance

We may incur significant costs and liabilities as a result of environmental, health, and safety requirements applicable to our activities. Failure to comply with environmental laws and regulations may result in the assessment of administrative, civil, and criminal penalties; imposition of investigatory, cleanup, and site restoration costs and liens; the denial or revocation of permits or other authorizations; and the issuance of injunctions to limit or cease operations. Compliance with these laws and regulations may also increase the cost of the development, construction, and operation of our projects and may prevent or delay the commencement or continuance of a given project. In addition, claims for damages to persons or property may result from environmental and other impacts of our activities.

The process for performing environmental impact studies and reviews for federal, state, and local permits required for our operations involves a significant investment of time and monetary resources. We cannot control the permit approval process. We cannot predict whether all permits required for a given project will be granted or whether such permits will be the subject of significant opposition. The denial of a permit essential to a project or the imposition of conditions with which it is not practicable or feasible to comply could impair or prevent our ability to develop a project. Significant opposition and delay in the environmental review and permitting process also could impair or delay our ability to develop a project. Additionally, the passage of more stringent environmental laws could impair our ability to develop new operations and have an adverse effect on our financial condition and results of operations.

Safety and Maintenance

We adhere to a strict occupational health program aimed at controlling exposure to silica dust, which includes dust sampling, a respiratory protection program, medical surveillance, training and other components. Our safety program is designed to ensure compliance with the standards of our Occupational Health and Safety Manual and MSHA regulations. For both health and safety issues, extensive training is provided to employees. We have safety committees at our plants made up of salaried and hourly employees. We perform annual internal health and safety audits and conduct semi-annual crisis management drills to test our abilities to respond to various situations. Health and safety programs are administered by our corporate health and safety department with the assistance of plant Environmental, Health and Safety Coordinators.

Seasonality

Our business is affected to some extent by seasonal fluctuations in weather that impact the production levels at our wet processing plant. While our sales and finished product production levels are contracted evenly throughout the year, our excavation and wet sand processing activities are limited to non-winter months. As a consequence, we experience lower cash operating costs in the first and fourth quarter of each calendar year. For additional information, please read “—Assets and Business Operations—Processing Facilities.”

Principal Executive Offices

We lease office space for our principal executive offices in Houston, Texas. The lease expires in October 2012.

Legal Proceedings

Although we may, from time to time, be involved in litigation and claims arising out of our operations in the normal course of business, we do not believe that we are a party to any litigation that will have a material adverse impact on our financial condition or results of operations.

MANAGEMENT

Management of Hi-Crush Partners LP

We are managed and operated by the board of directors and executive officers of our general partner. Following this offering,     % of our outstanding common units and all of our outstanding subordinated units and incentive distribution rights will be directly or indirectly owned by our sponsor. As a result of owning our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our unitholders will not be entitled to elect our general partner or its directors or otherwise directly participate in our management or operation. Our general partner owes certain duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that our general partner will have          directors, at least one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly-traded partnership, such as ours, to have a majority of independent directors on the board of directors of our general partner or to establish a compensation committee or a nominating committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering. Our sponsor will appoint at least one member of the audit committee to the board of directors of our general partner by the date our common units first trade on the NYSE.

All of the executive officers of our general partner listed below will allocate their time between managing our business and affairs and the business and affairs of our sponsor. Our executive officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Following the consummation of this offering, neither our general partner nor our sponsor will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including our sponsor, for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions.”

In evaluating director candidates, our sponsor will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skill and expertise that are likely to enhance the board’s ability to manage and direct our affairs and business, including, when applicable, to enhance the ability of committees of the board to fulfill their duties.

Executive Officers and Directors of Our General Partner

The following table shows information for the executive officers and directors of our general partner upon the consummation of this offering. Directors are appointed for a one-year term and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers. Some of our directors and all of our executive officers also serve as executive officers of our sponsor.

Name	Age	Position With Our General Partner
Robert E. Rasmus	55	Co-Chief Executive Officer
James M. Whipkey	54	Co-Chief Executive Officer
Jefferies V. Alston, III	34	Chief Operating Officer
Laura C. Fulton	48	Chief Financial Officer
Mark C. Skolos	52	General Counsel and Secretary
Chad M. McEver	39	Vice President
		Director
		Director
		Director

Robert E. Rasmus—Co-Chief Executive Officer. Mr. Rasmus is a co-founder of Hi-Crush Proppants LLC and has served as its Co-Chief Executive Officer since its formation in October 2010. Mr. Rasmus was named Co-Chief Executive Officer of our general partner in May 2012. Mr. Rasmus was a founding member of Red Oak Capital Management LLC (“ROCM”) in June 2002 and has served as Managing Director since inception. ROCM’s business model centered on partnering with the largest oil services companies in unconventional basins in the United States. Prior to the founding of ROCM, Mr. Rasmus was the President of Thunderbolt Capital Corp., a venture firm focused on start-up and early stage private equity investments. Previously, Mr. Rasmus started, built and expanded a variety of domestic and international capital markets and corporate finance businesses. Mr. Rasmus was the Senior Managing Director of Banc One Capital Markets, Inc. (formerly First Chicago Capital Markets, Inc.) where he was responsible for the high yield and private placement businesses while functioning as a member of the management committee. Prior thereto, Mr. Rasmus was the Managing Director and Head of Investment Banking in London for First Chicago Ltd. Mr. Rasmus holds a B.A. degree in Government and International Relations from the University of Notre Dame.

James M. Whipkey—Co-Chief Executive Officer. Mr. Whipkey has a 32 year background in the oil and natural gas industry with broad experience in both technical and financial areas. Mr. Whipkey is a co-founder of Hi-Crush Proppants LLC and has served as its Co-Chief Executive Officer since its formation in October 2010. Mr. Whipkey was named Co-Chief Executive Officer of our general partner in May 2012. Mr. Whipkey was a founding member of ROCM in June 2002 and has served as Managing Director since inception. Prior to the founding of ROCM, Mr. Whipkey was an equity analyst covering the exploration and production sector, most recently as a Managing Director at ABN Amro Bank N.V. From 1997 to 2000, Mr. Whipkey was the Chief Financial Officer and Treasurer for NYSE-listed Benton Oil and Gas Company. Prior thereto, Mr. Whipkey worked in a number of investment banking positions managing a wide range of relationships and responsibilities in the energy sector. His various roles included energy derivatives trading at Phibro Energy Inc., investment banking at Kidder, Peabody & Co., and stock analysis at Lehman Brothers Holdings Inc., where he won “All-Star” recognition from the Wall Street Journal in both the E&P and oil service sectors. Mr. Whipkey began his career as a petroleum engineer with Amoco Corporation where he spent five years in operations, drilling and reservoir simulation roles. Mr. Whipkey holds a B.S. degree in Petroleum and Natural Gas Engineering from The Pennsylvania State University and an M.B.A. in Finance from the University of Chicago.

Jefferies V. Alston, III—Chief Operating Officer. Mr. Alston has served as Chief Operating Officer of Hi-Crush Proppants LLC since May 2011 and was appointed Chief Operating Officer of our general partner in May 2012. Mr. Alston founded Trinity Consulting, LLC (“Trinity”) in December 2009, where he designed and managed construction of numerous frac sand processing facilities and became one of the leading consultants in the industry, until dissolving Trinity to join Hi-Crush Proppants LLC. Mr. Alston worked for Alston Equipment Company, Inc. (“Alston Equipment”) from February 1999 until he founded Trinity in December 2009. While at Alston Equipment, Mr. Alston was responsible for sales, growth initiatives and customer relations. Mr. Alston attended The University of Southern Mississippi and Southeastern Louisiana University.

Laura C. Fulton—Chief Financial Officer. Ms. Fulton has served as Chief Financial Officer of Hi-Crush Proppants LLC since April 2012. In May 2012, Ms. Fulton was appointed to Chief Financial Officer of our general partner. From March 2008 to October 2011, Ms. Fulton served as the Executive Vice President, Accounting and then Executive Vice President, Chief Financial Officer of AEI Services, LLC (“AEI”), an owner and operator of essential energy infrastructure assets in emerging markets. Prior to AEI, Ms. Fulton spent 12 years with Lyondell Chemical Company in various capacities, including as general auditor responsible for internal audit and the Sarbanes-Oxley certification process, and as the assistant controller. Previously, Ms. Fulton worked for Deloitte & Touche in its audit and assurance practice for 11 years. Ms. Fulton is a CPA and graduated cum laude from Texas A&M University with a B.B.A. in Accounting. Ms. Fulton is a member of the American Institute of Certified Public Accountants and serves on the Accounting Department Advisory Board at Texas A&M University.

Mark C. Skolos—General Counsel and Secretary. Mr. Skolos was appointed General Counsel of Hi-Crush Proppants LLC in April 2012 and named General Counsel and Secretary of our general partner in May 2012. Prior to joining Hi-Crush Proppants LLC, Mr. Skolos was a shareholder at the law firm of Weld, Riley, Prenn and Ricci S.C. (“Weld Riley”) from September 2011 to April 2012. Mr. Skolos worked as an attorney for Skolos, Millis and Matousek, S.C., or its predecessor firms (“Skolos Millis”), for 26 years prior to its merger with Weld Riley in April 2012. Mr. Skolos was made a shareholder at Skolos Millis in 1990. In his private practice, Mr. Skolos represented developers, businesses and local units of government on issues of government regulation, land use and real estate. Mr. Skolos has extensive experience representing companies in the non-metallic mining and processing industry on a wide spectrum of issues, including permitting, land acquisition and government relations. He graduated from the University of Wisconsin Law School in 1985 with a Juris Doctorate degree. Mr. Skolos has served as President of the Tri-County Bar Association of Wisconsin and acted as both Circuit Court and Family Court Commissioner in the State of Wisconsin.

Chad M. McEver—Vice President. Mr. McEver has served as Vice President of Hi-Crush Proppants LLC since its inception in October 2010. Mr. McEver was named Vice President of our general partner in May 2012. Mr. McEver joined ROCM as an Associate in 2004 and has served as Vice President since 2010. In executing the business model of ROCM, Mr. McEver has been responsible for analysis, execution and origination of projects with exploration and production and oilfield services companies and ROCM’s co-investors. From 2001 to 2004, Mr. McEver was a Director at EnerCom, Inc., an investor relations consulting firm exclusively serving the energy industry. From 1999 to 2001, Mr. McEver was an analyst in the investment banking energy group at Raymond James & Associates. Mr. McEver holds a Bachelor of Business Administration from Stephen F. Austin State University and an M.B.A in Finance from the University of Denver.

Director Independence

In accordance with the rules of the NYSE, our sponsor must appoint at least one independent director prior to the listing of our common units on the NYSE, one additional member within three months of that listing, and one additional independent member within 12 months of that listing.

Committees of the Board of Directors

The board of directors of our general partner will have an audit committee and a conflicts committee. We do not expect that we will have a compensation committee, but rather that our board of directors will approve equity grants to directors and employees.

Audit Committee

We are required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering as described above. The audit committee will assist the board of directors in its oversight of the integrity of our financial statements and our compliance with legal and regulatory requirements and partnership policies and controls. The audit committee will have the sole authority to (1) retain and terminate our independent registered public accounting firm, (2) approve all auditing services and related fees and the terms thereof performed by our independent registered public accounting firm, and (3) pre-approve any non-audit services and tax services to be rendered by our independent registered public accounting firm. The audit committee will also be responsible for confirming the independence and objectivity of our independent registered public accounting firm. Our independent registered public accounting firm will be given unrestricted access to the audit committee and our management, as necessary.

Conflicts Committee

At least two independent members of the board of directors of our general partner will serve on a conflicts committee to review specific matters that the board believes may involve conflicts of interest and determines to submit to the conflicts committee for review. The conflicts committee will determine if the resolution of the conflict of interest is in our best interest. The members of the conflicts committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, including our sponsor, and must meet the independence standards established by the NYSE and the Exchange Act to serve on an audit committee of a board of directors, along with other requirements in our partnership agreement. Any matters approved by the conflicts committee will be conclusively deemed to be in our best interest, approved by all of our partners and not a breach by our general partner of any duties it may owe us or our unitholders.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.

Summary Compensation Table

The table below sets forth the annual compensation earned during the fiscal year ended December 31, 2011 by our principal executive officer and our next two most highly-compensated executive officers (our “Named Executive Officers” or “NEOs”).

Name and Principal Position	Year	Salary ($) (1)	All Other Compensation ($) (2)	Total ($)
Robert E. Rasmus, Co-Chief Executive Officer	2011	42,692	16,622	59,314

James M. Whipkey, Co-Chief Executive Officer	2011	42,692	14,177	56,869

Jefferies V. Alston, III, Chief Operating Officer	2011	42,692	—	42,692

(1)	Represents the actual amount of salary paid to each NEO during 2011 based upon the annualized base salary of $75,000 defined under each NEO’s employment agreement with us, which became effective on May 25, 2011.
(2)	Pursuant to a management services agreement entered into between Red Oak Capital Management LLC and our sponsor, our sponsor reimburses Red Oak Capital Management LLC for the health and welfare benefits and coverage paid for Messrs. Rasmus and Whipkey. Amounts in this column reflect the amount paid by our sponsor for the health and welfare benefits and coverage of Messrs. Rasmus and Whipkey during 2011. Please see “Certain Relationships and Related Transactions—Other Transactions with Related Persons” for additional information on the management services agreement.

Narrative Disclosure to the Summary Compensation Table

Employment Agreements

Each of our NEOs has entered into an employment agreement with our sponsor (collectively, the “Employment Agreements”). The Employment Agreements were each entered into on May 25, 2011. The initial term of the Employment Agreements is one year for each NEO, with automatic extensions for additional one-year periods unless either party provides at least sixty days advance written notice of the intent to terminate the Employment Agreement.

Under the Employment Agreements, each NEO is entitled to an annualized base salary and is eligible for discretionary bonuses awarded by us from time to time, each of which is described in greater detail below.

The Employment Agreements also contain severance provisions, which are discussed in detail below under “Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control.”

In addition, the Employment Agreements contain a confidentiality obligation on the part of the NEO of indefinite duration and a non-competition and non-solicitation obligation on the part of the executive for a period of one-year following his termination of employment with us for any reason. We do not currently provide any additional or enhanced payments or benefits to our NEOs in connection with any change in control transactions.

Base Salary

Each NEO’s base salary is a fixed component of compensation and is specified in the Employment Agreements. Each NEO receives an annualized base salary of $75,000. Our NEO’s base salaries were originally set pursuant to discussions between our sponsor and the NEOs.

Bonuses

Under the Employment Agreements, our NEOs are eligible for discretionary bonuses that may be awarded from time to time; provided that, our board of directors has sole discretion as to whether a bonus is awarded, the criteria for any bonus, and the amount of any bonus. In 2011, no NEOs received such a discretionary bonus.

Other Compensation Elements

Each NEO is entitled to 20 days of paid vacation each calendar year during the term of the Employment Agreement.

Outstanding Equity Awards at 2011 Fiscal Year-End

We have not previously granted any equity awards to our NEOs. As a result, none of our NEOs had outstanding equity awards as of December 31, 2011.

Additional Narrative Disclosure

Retirement Benefits

Our sponsor has not maintained and we do not currently maintain a defined benefit pension plan, defined contribution plan or nonqualified deferred compensation plan. As a result, there are no retirement benefits that are currently provided to our NEOs.

Potential Payments Upon Termination or a Change in Control

The Employment Agreements contain severance provisions. Under the terms of the Employment Agreements, the employment of each NEO may be terminated by us with or without Cause, by the NEO for or without Good Reason, due to the NEO’s disability or death, or due to expiration of the term of the Employment Agreement.

Upon a termination by us for Cause, by the NEO without Good Reason, due to the NEO’s disability or death, or due to expiration of the term of the Employment Agreement, the NEO is entitled to the following severance benefits: (i) payment of all accrued and unpaid base salary through the date of termination, (ii) reimbursement for all incurred but unreimbursed expenses entitled to reimbursement, and (iii) provision of any benefits to which the NEO is entitled pursuant to the terms of any applicable benefit plan or program (collectively, the “Accrued Obligations”).

Upon a termination by us without Cause or by the NEO for Good Reason, the NEO is entitled to the following severance benefits: (i) payment of the Accrued Obligations and (ii) payment of an additional amount equal to 12 times the monthly rate of the NEO’s base salary as of the date of termination paid in a lump sum payment on the date that is 30 days after the date of termination. Payment of the additional lump sum payment is contingent upon the NEO’s execution and non-revocation of a general release of claims in favor of us.

Under the Employment Agreements, “Cause” means an NEO’s: (i) conviction of, or entry of a guilty plea or plea of no contest with respect to, a felony or any other crime directly or indirectly involving the NEO’s lack of honesty or moral turpitude, (ii) drug or alcohol abuse for which the NEO fails to undertake and maintain treatment within five calendar days after requested by the Company, (iii) acts of fraud, embezzlement, theft, dishonesty or gross misconduct, (iv) material misappropriation (or attempted misappropriation) of any of our funds or property, or (v) a breach of the NEO’s obligations described under the Employment Agreement, as determined by a majority of our board of directors. Under the Employment Agreements, “Good Reason” means, without the NEO’s consent: (i) a material breach by us of our obligations under the Employment Agreement, (ii) any material diminution of the duties of the NEO, (iii) a reduction in the NEO’s base salary, other than pursuant to a proportionate reduction applicable to all senior executives or employees generally and the members of our board of directors, to the extent such board members receive board fees, or (iv) the relocation of the geographic location of the NEO’s principal place of employment by more than 50 miles.

No NEO has any right to receive a “gross up” for any excise tax imposed by Section 4999 of the Code, or any federal, state or local income tax.

Director Compensation

Our sponsor paid an annualized fee of $50,000 per year to two non-employee directors as compensation for services as directors of our sponsor. In connection with Avista Capital Partners’ investment in our sponsor, our sponsor paid a fee of $500,000 to non-employee director Trevor Turbidy, who also serves as an Energy Industry Advisor for Avista Capital Partners, for consulting services rendered during 2011.

Following the consummation of this offering, each non-employee director of our general partner will be paid $75,000 per year as compensation for services as a director.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Hi-Crush Partners LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director, director nominee and named executive officer; and

•	all of our directors, director nominees and executive officers as a group.

Name of Beneficial Owner	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Hi-Crush Proppants LLC (1)(2)		%		100%	%
Hi-Crush GP LLC (2)		%		%	%
Robert E. Rasmus (2)		%		%	%
James M. Whipkey (2)		%		%	%
Jefferies V. Alston, III (2)		%		%	%
Martha M. Romig (2)		%		%	%
		%		%	%
		%		%	%
		%		%	%
All named executive officers and directors as a group ( persons)	—	— %	—	— %	— %

(1)

Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, LP indirectly own     % of the membership interests of Hi-Crush Proppants LLC, through two investment vehicles, ACP HIP Splitter, LP and ACP HIP Splitter (Offshore), LP. Each of Avista Capital Partners II, LP, Avista Capital Partners (Offshore) II-A, LP and Avista Capital Partners (Offshore) II, LP is controlled by its general partner, Avista Capital Partners II GP, LLC (“Avista GP”). Voting and investment determinations are made by an investment committee of Avista GP, comprised of the following members: Thompson Dean, Steven Webster, David Burgstahler, Newton Aguiar, Robert Cabes, David Durkin and OhSang Kwon. As a result, and by virtue of the relationships described above, each of Thompson Dean, Steven Webster, David Burgstahler, Newton Aguiar, Robert Cabes, David Durkin and OhSang Kwon may be deemed to exercise voting and dispositive power with respect to securities held by ACP HIP Splitter, LP and ACP HIP Splitter (Offshore), LP. The address for Avista Capital Partners is 65 East 55th Street, 18th Floor, New York, NY 10022.

(2)	The address for each of Hi-Crush Proppants LLC, Hi-Crush GP LLC, Robert E. Rasmus, James M. Whipkey, Jefferies V. Alston, III and Martha M. Romig is Three Riverway, Suite 1550, Houston, Texas 77056.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will own              common units and              subordinated units representing an aggregate approximately     % limited partner interest in us, and will own and control our general partner. Our sponsor will also appoint all of the directors of our general partner, which will maintain a non-economic general partner interest in us and be issued the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of Hi-Crush Partners LP.

Formation Stage

The aggregate consideration received by our

general partner and its affiliates for the

contribution of their interests	•	common units;

•	subordinated units;

•	our incentive distribution rights; and

We will distribute the $ million of net proceeds from this offering (after deducting the underwriting discounts and a structuring fee and the expenses of this offering) to our sponsor. To the extent the underwriters exercise their option to purchase additional common units, we will issue such units to the public and distribute the net proceeds to our sponsor. Any common units not purchased by the underwriters pursuant to their option will be issued to our sponsor.

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50.0% of the distributions above the highest target distribution level.

Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates would receive an annual distribution of approximately $ million on their units.

Payments to our general partner and its affiliates	Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us.

Withdrawal or removal of our general partner	If our general partner withdraws or is removed, its non-economic general partner interest and its incentive distribution rights will either be sold to the new general partner for cash or converted into common units, in each case for an amount equal to the fair market value of those interests. Please read “The Partnership Agreement—Withdrawal or Removal of Our General Partner.”

Liquidation Stage

Liquidation	Upon our liquidation, the partners, including our general partner, will be entitled to receive liquidating distributions according to their particular capital account balances.

Agreements with Affiliates in Connection with the Transactions

In connection with this offering, we will enter into certain agreements with our sponsor, as described in more detail below.

Contribution Agreement

In connection with the closing of this offering, we will enter into a contribution agreement that will effect the transactions, including the transfer of the ownership interests in Hi-Crush Chambers LLC, Hi-Crush Railroad LLC, Hi-Crush Wyeville LLC and Hi-Crush Operating LLC, and the use of the net proceeds of this offering. While we believe this agreement is on terms no less favorable to any party than those that could have been negotiated with an unaffiliated third party, it will not be the result of arm’s-length negotiations. All of the transaction expenses incurred in connection with these transactions will be paid from the proceeds of this offering.

Omnibus Agreement

In connection with the closing of this offering, we will enter into an omnibus agreement with affiliates of our general partner, including our sponsor, that will address certain aspects of our relationship with them, including:

•	our use of the name “Hi-Crush” and related marks;

•	our payment of administrative services fees to our sponsor for general and administrative services; and

•	certain indemnification obligations.

The omnibus agreement can be amended by written agreement of all parties to the agreement. However, the partnership may not agree to any amendment or modification that would, in the reasonable discretion of our general partner, be adverse in any material respect to the holders of our common units without prior approval of the conflicts committee. So long as our sponsor controls our general partner, the omnibus agreement will remain in full force and effect unless mutually terminated by the parties. If our sponsor ceases to control our general partner, the omnibus agreement will terminate, provided the indemnification obligations described below will remain in full force and effect in accordance with their terms.

Our sponsor’s indemnification obligations will include certain liabilities relating to:

•

for a period of three years after the closing of this offering, environmental liabilities, including (i) any violation or correction of violation of environmental laws associated with our assets, where a correction of violation would include assessment, investigation, monitoring, remediation, or other similar action and (ii) any event, omission or condition associated with the ownership of our assets (including the presence of hazardous materials), including (A) the cost and expense of any assessment, investigation, monitoring, remediation or other similar action and (B) the cost and expense of any environmental or toxic tort litigation, provided that the aggregate amount payable to us pursuant to this bullet point does not exceed $         million;

•

until 60 days after the applicable statute of limitations, any of our federal, state and local income tax liabilities attributable to the ownership and operation of our assets and the assets of our subsidiaries prior to the closing of this offering;

•

for a period of three years after the closing of this offering, the failure to have all necessary consents and governmental permits where such failure renders us unable to use and operate our assets in substantially the same manner in which they were used and operated immediately prior to the closing of this offering (subject to certain exceptions for the revocation or non-renewal of consents and governmental permits due to changes in laws, governmental regulations or certain other events outside of the control of our sponsor and our general partner); and

•

for a period of three years after the closing of this offering, our failure to have valid and indefeasible easement rights, rights-of-way, leasehold and/or fee ownership interest in the lands where our assets are located and such failure prevents us from using or operating our assets in substantially the same manner as operated immediately prior to the closing of this offering.

In no event will our sponsor be obligated to indemnify us for any claims, losses or expenses or income taxes referred to above to the extent either (i) reserved for in our financial statements as of December 31, 2011, or (ii) we recover any such amounts under available insurance coverage, from contractual rights or other recoveries against any third party.

In addition, we will also agree to indemnify our sponsor from any losses, costs or damages incurred by our sponsor that are attributable to the ownership and operation of our assets and the assets of our subsidiaries following the closing of this offering, subject to the same limitations on our sponsor’s indemnity to us.

Our sponsor and its affiliates will not be restricted, under either our partnership agreement or the omnibus agreement, from competing with us. Our sponsor will be permitted to compete with us and may acquire or dispose of frac sand reserves and processing facilities or other assets in the future without any obligation to offer us the opportunity to purchase those assets.

Other Transactions with Related Persons

On May 25, 2011, our sponsor entered into a Management Services Agreement (“Services Agreement”) with ROCM. Messrs. Rasmus and Whipkey, our co-chief executive officers, each hold 50% interests in ROCM. The Services Agreement provides for certain management and administrative support services for a term of one year and thereafter remains in place upon the same terms and conditions. Either party may terminate the agreement by delivering written notice within 90 days prior to the date of expiration of the initial term or any time after the expiration of the initial term, by delivering written notice 90 days prior to the desired date of termination. Our sponsor reimburses ROCM for 95% of ROCM’s actual costs, up to a maximum of $850,000 per year. Total management services fees for 2011 and 2010 were $370,000 and $0, respectively. Based on their interests in ROCM, the approximate value of the interests of Messrs. Rasmus and Whipkey in the Services Agreement were $185,000 and $0 each for 2011 and 2010, respectively.

On July 20, 2011, our sponsor entered into various subordinated promissory notes with certain equity investors, including Avista Capital Partners, and their affiliates in an aggregate original principal amount of approximately $52.2 million. Borrowings under the subordinated promissory notes bear interest, at our sponsor’s option, at a rate of 10.0% for cash interest and 12.0% for paid-in-kind interest (“PIK interest”). As of December 31, 2011 and March 31, 2012, there was $46.1 million and $56.0 million of outstanding indebtedness under our sponsor’s subordinated promissory notes, respectively. The outstanding balance includes $2.4 million and $3.8 million of PIK interest as of December 31, 2011 and March 31, 2012, respectively. The subordinated promissory notes mature in July 2016.

Our sponsor pays quarterly director fees to directors that may be members and/or holders of debt of our sponsor. Total director fees incurred in 2011 and 2010 were approximately $60,000 and $0, respectively, and are included in general and administrative costs.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

In the case of any sale of equity by us in which an owner or affiliate of an owner of our general partner participates, we anticipate that our practice will be to obtain approval of the board for the transaction. We anticipate that the board will typically delegate authority to set the specific terms to a pricing committee, consisting of one of the co-chief executive officers and one independent director. Actions by the pricing committee will require unanimous approval. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

CONFLICTS OF INTEREST AND FIDUCIARY DUTIES

Conflicts of Interest

Conflicts of interest exist and may arise in the future as a result of the relationships between our general partner and its affiliates, including our sponsor, on the one hand, and our partnership and our limited partners, on the other hand. The directors and officers of our general partner have fiduciary duties to manage our general partner in a manner beneficial to our sponsor. At the same time, our general partner has a duty to manage our partnership in a manner it believes is in our best interests. Our partnership agreement specifically defines the remedies available to unitholders for actions taken that, without these defined liability standards, might constitute breaches of fiduciary duty under applicable Delaware law. The Delaware Revised Uniform Limited Partnership Act, which we refer to as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to the limited partners and the partnership.

Whenever a conflict arises between our general partner or its affiliates, on the one hand, and us or our limited partners, on the other hand, the resolution or course of action in respect of such conflict of interest shall be permitted and deemed approved by all our limited partners and shall not constitute a breach of our partnership agreement, of any agreement contemplated thereby or of any duty, if the resolution or course of action in respect of such conflict of interest is:

•	approved by the conflicts committee of our general partner, although our general partner is not obligated to seek such approval; or

•	approved by the holders of a majority of the outstanding common units, excluding any such units owned by our general partner or any of its affiliates.

Our general partner may, but is not required to, seek the approval of such resolutions or courses of action from the conflicts committee of its board of directors or from the holders of a majority of the outstanding common units as described above. If our general partner does not seek approval from the conflicts committee or from holders of common units as described above and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of us or any of our unitholders, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. Unless the resolution of a conflict is specifically provided for in our partnership agreement, the board of directors of our general partner or the conflicts committee of the board of directors of our general partner may consider any factors they determine in good faith to consider when resolving a conflict. An independent third party is not required to evaluate the resolution. Under our partnership agreement, a determination, other action or failure to act by our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) will be deemed to be “in good faith” unless our general partner, the board of directors of our general partner or any committee thereof (including the conflicts committee) believed such determination, other action or failure to act was adverse to the interests of the partnership. Please read “Management—Management of Hi-Crush Partners LP—Committees of the Board of Directors—Conflicts Committee” for information about the conflicts committee of our general partner’s board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

•	amount and timing of asset purchases and sales;

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $         million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of our sponsor have a fiduciary duty to make decisions in the best interests of the owners of our sponsor, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including our sponsor, they have fiduciary duties to our sponsor that may cause them to pursue business strategies that disproportionately benefit our sponsor or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interests of our partnership;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that our general partner or those other persons acted in bad faith or, in the case of a criminal matter, acted with knowledge that its conduct was unlawful; and

•

in resolving conflicts of interest, it will be presumed that in making its decision the general partner, the board of directors of the general partner or the conflicts committee of the board of directors of our general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption.

By purchasing a common unit, a common unitholder will agree to become bound by the provisions in our partnership agreement, including the provisions discussed above. Please read “—Fiduciary Duties.”

Common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm’s-length negotiations.

Neither our partnership agreement nor any of the other agreements, contracts and arrangements between us and our general partner and its affiliates are or will be the result of arm’s-length negotiations. Our general partner will determine, in good faith, the terms of any of such future transactions.

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

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expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

•	preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

•	acquiring, disposing, mortgaging, pledging, encumbering, hypothecating, or exchanging our assets or merging or otherwise combining us with or into another person;

•	negotiating, executing and performing contracts, conveyance or other instruments;

•	distributing cash;

•	selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

•	maintaining insurance for our benefit;

•	forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

•

controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

•	indemnifying any person against liabilities and contingencies to the extent permitted by law;

•

purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

•	entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read “The Partnership Agreement” for information regarding the voting rights of unitholders.

Common units are subject to our general partner’s call right.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right. As a result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Call Right.”

We may not choose to retain separate counsel for ourselves or for the holders of common units.

The attorneys, independent accountants and others who perform services for us have been retained by our general partner. Attorneys, independent accountants and others who perform services for us are selected by our general partner or the conflicts committee of the board of directors of our general partner and may perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the conflict committee in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict, although we may choose not to do so.

Our general partner’s affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us.

Our partnership agreement provides that our general partner is restricted from engaging in any business other than those incidental to its ownership of interests in us. However affiliates of our general partner are not prohibited from engaging in other businesses or activities, including those that might be in direct competition with us, our sponsor or its affiliates, may acquire, construct or dispose of assets in the future without any obligation to offer us the opportunity to acquire those assets. In addition, under our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, will not apply to our general partner and its affiliates. As a result, neither our general partner nor any of its affiliates have any obligation to present business opportunities to us.

The holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

The holder or holders of a majority of our incentive distribution rights (initially our general partner) have the right, at any time when there are no subordinated units outstanding and they have received incentive distributions at the highest level to which they are entitled (50.0%) for each of the prior four consecutive fiscal quarters, to reset the initial target distribution levels at higher levels based on our cash distribution levels at the time of the exercise of the reset election. Following a reset election, a baseline distribution amount will be calculated equal to an amount equal to the prior cash distribution per common unit for the fiscal quarter immediately preceding the reset election (such amount is referred to as the “reset minimum quarterly distribution”), and the target distribution levels will be reset to correspondingly higher levels based on percentage increases above the reset minimum quarterly distribution.

We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per unit without such conversion. However, our general partner may transfer the incentive distribution rights at any time. It is possible that our general partner or a transferee could exercise this reset election at a time when we are experiencing declines in our aggregate cash distributions or at a time when the holders of the incentive distribution rights expect that we will experience declines in our aggregate cash distributions in the foreseeable future. In such situations, the holders of the incentive distribution rights may be experiencing, or may expect to experience, declines in the cash distributions it receives related to the incentive distribution rights and may therefore desire to be issued our common units, which are entitled to specified priorities with respect to our distributions and which therefore may be more advantageous for them to own in lieu of the right to receive incentive distribution payments based on target distribution levels that are less certain to be achieved. As a result, a reset election may cause our common unitholders to experience dilution in the amount of cash distributions that they would have otherwise received had we not issued new common units to the holders of the incentive distribution rights in connection with resetting the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjusted Operating Surplus—Incentive Distribution Rights.”

Fiduciary Duties

Duties owed to unitholders by our general partner are prescribed by law and in our partnership agreement. The Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, expand, restrict or eliminate the fiduciary duties otherwise owed by the general partner to limited partners and the partnership.

Our partnership agreement contains various provisions that eliminate and replace the fiduciary duties that might otherwise be owed by our general partner. We have adopted these provisions to allow our general partner or its affiliates to engage in transactions with us that otherwise might be prohibited by state law fiduciary standards and to take into account the interests of other parties in addition to our interests when resolving conflicts of interest. We believe this is appropriate and necessary because the board of directors of our general partner has a duty to manage our partnership in good faith and a duty to manage our general partner in a manner beneficial to its owner. Without these modifications, our general partner’s ability to make decisions involving conflicts of interest would be restricted. Replacing the fiduciary duty standards in this manner benefits our general partner by enabling it to take into consideration all parties involved in the proposed action. Replacing the fiduciary duty standards also strengthens the ability of our general partner to attract and retain experienced and capable directors. Replacing the fiduciary duty standards represents a detriment to our public unitholders because it restricts the remedies available to our public unitholders for actions that, without those limitations, might constitute breaches of fiduciary duty, as described below, and permits our general partner to take into account the interests of third parties in addition to our interests when resolving conflicts of interests.

The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to the limited partners:

State law fiduciary duty standards	Fiduciary duties are generally considered to include an obligation to act in good faith and with due care and loyalty. The duty of care, in the absence of a provision in a partnership agreement providing otherwise, would generally require a general partner to act for the partnership in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally require that any action taken or transaction engaged in be entirely fair to the partnership.

Partnership agreement modified standards	Our partnership agreement contains provisions that waive or consent to conduct by our general partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our partnership agreement provides that when our general partner is acting in its capacity as our general partner, as opposed to in its individual capacity, it must act in “good faith” and will not be subject to any other standard under applicable law. In addition, when our general partner is acting in its individual capacity, as opposed to in its capacity as our general partner, it may act without any fiduciary obligation to us or the unitholders whatsoever. These standards replace the obligations to which our general partner would otherwise be held.

If our general partner does not obtain approval from the conflicts committee of the board of directors of our general partner or our common unitholders, excluding any such units owned by our general partner or its affiliates, and the board of directors of our general partner approves the resolution or course of action taken with respect to the conflict of interest, then it will be presumed that, in making its decision, its board, which may include board members affected by the conflict of interest, acted in good faith, and in any proceeding brought by or on behalf of any limited partner or the partnership, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption. These standards replace the obligations to which our general partner would otherwise be held.

Rights and remedies of unitholders	The Delaware Act generally provides that a limited partner may institute legal action on behalf of the partnership to recover damages from a third party where a general partner has refused to institute the action or where an effort to cause a general partner to do so is not likely to succeed. These actions include actions against a general partner for breach of its duties or of our partnership agreement. In addition, the statutory or case law of some jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

Partnership agreement modified standards	The Delaware Act provides that, unless otherwise provided in a partnership agreement, a partner or other person shall not be liable to a limited partnership or to another partner or to another person that is a party to or is otherwise bound by a partnership agreement for breach of fiduciary duty for the partner’s or other person’s good faith reliance on the provisions of the partnership agreement. Under our partnership agreement, to the extent that, at law or in equity an indemnitee has duties (including fiduciary duties) and liabilities relating thereto to us or to our partners, our general partner and any other indemnitee acting in connection with our business or affairs shall not be liable to us or to any partner for its good faith reliance on the provisions of our partnership agreement.

By purchasing our common units, each common unitholder automatically agrees to be bound by the provisions in our partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The failure of a limited partner to sign a partnership agreement does not render the partnership agreement unenforceable against that person.

Under our partnership agreement, we must indemnify our general partner and its officers, directors, managers and certain other specified persons, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by our general partner or these other persons. We must provide this indemnification unless there has been a final and non-appealable judgment by a court of competent jurisdiction determining that these persons acted in bad faith. We must also provide this indemnification for criminal proceedings unless our general partner or these other persons acted with knowledge that their conduct was unlawful. Thus, our general partner could be indemnified for its negligent acts if it meets the requirements set forth above. To the extent these provisions purport to include indemnification for liabilities arising under the Securities Act in the opinion of the SEC, such indemnification is contrary to public policy and, therefore, unenforceable. Please read “The Partnership Agreement—Indemnification.”

DESCRIPTION OF THE COMMON UNITS

The Units

The common units and the subordinated units are separate classes of limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to limited partners under our partnership agreement. For a description of the relative rights and preferences of holders of common units and subordinated units in and to partnership distributions, please read this section and “How We Make Distributions To Our Partners.” For a description of other rights and privileges of limited partners under our partnership agreement, including voting rights, please read “The Partnership Agreement.”

Transfer Agent and Registrar

Duties

The Depository Trust Company will serve as the registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following, which must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a holder of a common unit; and

•	other similar fees or charges.

There will be no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal

The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor is appointed or has not accepted its appointment within 30 days of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

Upon the transfer of a common unit in accordance with our partnership agreement, the transferee of the common unit shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

•

gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and any transfers are subject to the laws governing the transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the common unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

THE PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement. The form of our partnership agreement is included in this prospectus as Appendix A. We will provide prospective investors with a copy of our partnership agreement upon request at no charge.

We summarize the following provisions of our partnership agreement elsewhere in this prospectus:

•	with regard to distributions of cash available for distribution, please read “How We Make Distributions To Our Partners”;

•	with regard to the duties of, and standard of care applicable to, our general partner, please read “Conflicts of Interest and Fiduciary Duties”;

•	with regard to the transfer of common units, please read “Description of the Common Units—Transfer of Common Units”; and

•	with regard to allocations of taxable income and taxable loss, please read “Material U.S. Federal Income Tax Consequences.”

Organization and Duration

Hi-Crush Partners LP was organized in May 2012 and will have a perpetual existence unless terminated pursuant to the terms of our partnership agreement.

Purpose

Our purpose, as set forth in our partnership agreement, is limited to any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law; provided that our general partner shall not cause us to take any action that the general partner determines would be reasonably likely to cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us and our subsidiaries to engage in activities other than the business of excavating, processing and selling frac sand, our general partner may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. Our general partner is generally authorized to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business.

Cash Distributions

Our partnership agreement specifies the manner in which we will make cash distributions to holders of our common units and other partnership securities as well as to our general partner in respect of its incentive distribution rights. For a description of these cash distribution provisions, please read “How We Make Distributions To Our Partners.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Voting Rights

The following is a summary of the unitholder vote required for approval of the matters specified below. Matters that require the approval of a “unit majority” require:

•

during the subordination period, the approval of a majority of the common units, excluding those common units held by our general partner and its affiliates, and a majority of the subordinated units, voting as separate classes; and

•	after the subordination period, the approval of a majority of the common units, voting as a single class.

In voting their common and subordinated units, our general partner and its affiliates will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

The incentive distribution rights may be entitled to vote in certain circumstances.

Issuance of additional units	No approval right.

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of the unitholders. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority in certain circumstances. Please read “—Merger, Consolidation, Conversion, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates, is required for the withdrawal of our general partner prior to , 2022 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, voting as a single class, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	No approval right. Please read “—Transfer of General Partner Interest.”

Transfer of incentive distribution rights	No approval right. Please read “—Transfer of Subordinated Units and Incentive Distribution Rights.”

Transfer of ownership interests in our general partner	No approval right. Please read “—Transfer of Ownership Interests in the General Partner.”

If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates and any transferees of that person or group approved by our general partner or to any person or group who acquires the units with the specific prior approval of our general partner.

Applicable Law; Forum, Venue and Jurisdiction

Our partnership agreement is governed by Delaware law. Our partnership agreement requires that any claims, suits, actions or proceedings:

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arising out of or relating in any way to the partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of the partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, the limited partners or us);

•	brought in a derivative manner on our behalf;

•	asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or the limited partners;

•	asserting a claim arising pursuant to any provision of the Delaware Act; or

•	asserting a claim governed by the internal affairs doctrine

shall be exclusively brought in the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court located in the State of Delaware with subject matter jurisdiction), regardless of whether such claims, suits, actions or proceedings sound in contract, tort, fraud or otherwise, are based on common law, statutory, equitable, legal or other grounds, or are derivative or direct claims. By purchasing a common unit, a limited partner is irrevocably consenting to these limitations and provisions regarding claims, suits, actions or proceedings and submitting to the exclusive jurisdiction of the Court of Chancery of the State of Delaware in connection with any such claims, suits, actions or proceedings.

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the partnership agreement, his liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital he is obligated to contribute to us for his common units plus his share of any undistributed profits and assets. However, if it were determined that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace our general partner;

•	to approve some amendments to our partnership agreement; or

•	to take other action under our partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then the limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us under the reasonable belief that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years.

Following the completion of this offering, we expect that our subsidiaries will conduct business in one state and we may have subsidiaries that conduct business in other states or countries in the future. Maintenance of our limited liability as owner of our operating subsidiaries may require compliance with legal requirements in the jurisdictions in which the operating subsidiaries conduct business, including qualifying our subsidiaries to do business there.

Limitations on the liability of members or limited partners for the obligations of a limited liability company or limited partnership have not been clearly established in many jurisdictions. If, by virtue of our ownership interest in our subsidiaries or otherwise, it were determined that we were conducting business in any jurisdiction without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace our general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as our general partner under the circumstances. We will operate in a manner that our general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Issuance of Additional Interests

Our partnership agreement authorizes us to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by our general partner without the approval of the unitholders.

It is possible that we will fund acquisitions through the issuance of additional common units, subordinated units or other partnership interests. Holders of any additional common units we issue will be entitled to share equally with the then-existing common unitholders in our distributions of cash available for distribution. In addition, the issuance of additional common units or other partnership interests may dilute the value of the interests of the then-existing common unitholders in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have rights to distributions or special voting rights to which the common units are not entitled. In addition, our partnership agreement does not prohibit our subsidiaries from issuing equity interests, which may effectively rank senior to the common units.

Our general partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units, subordinated units or other partnership interests whenever, and on the same terms that, we issue partnership interests to persons other than our general partner and its affiliates, to the extent necessary to maintain the percentage interest of our general partner and its affiliates, including such interest represented by common and subordinated units, that existed immediately prior to each issuance. The common unitholders will not have preemptive rights under our partnership agreement to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. In order to adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or to call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

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enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately     % of our outstanding common and subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

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a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

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an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

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an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

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any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

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conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

•	any other amendments substantially similar to any of the matters described in the clauses above.

In addition, our general partner may make amendments to our partnership agreement, without the approval of any limited partner, if our general partner determines that those amendments:

•	do not adversely affect the limited partners, considered as a whole, or any particular class of limited partners, in any material respect;

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are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

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are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•	are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement;

•	are necessary or appropriate in connection with the creation, authorization or issuance of any class or series of partnership securities; or

•	are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval

Any amendment that our general partner determines adversely affects in any material respect one or more particular classes of limited partners will require the approval of at least a majority of the class or classes so affected, but no vote will be required by any class or classes of limited partners that our general partner determines are not adversely affected in any material respect. Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that would reduce the voting percentage required to take any action other than to remove the general partner or call a meeting of unitholders is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced. Any amendment that would increase the percentage of units required to remove the general partner or call a meeting of unitholders must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be increased. For amendments of the type not requiring unitholder approval, our general partner will not be required to obtain an opinion of counsel that an amendment will neither result in a loss of limited liability to the limited partners nor result in our being treated as a taxable entity for federal income tax purposes in connection with any of the amendments. No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units, voting as a single class, unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners.

Merger, Consolidation, Conversion, Sale or Other Disposition of Assets

A merger, consolidation or conversion of us requires the prior consent of our general partner. However, our general partner will have no duty or obligation to consent to any merger, consolidation or conversion and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or the limited partners.

In addition, our partnership agreement generally prohibits our general partner, without the prior approval of the holders of a unit majority, from causing us to sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without such approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without such approval. Finally, our general partner may consummate any merger without the prior approval of our unitholders if we are the surviving entity in the transaction, our general partner has received an opinion of counsel regarding limited liability and tax matters, the transaction would not result in a material amendment to the partnership agreement (other than an amendment that the general partner could adopt without the consent of other partners), each of our units will be an identical unit of our partnership following the transaction and the partnership securities to be issued do not exceed 20% of our outstanding partnership interests (other than incentive distribution rights) immediately prior to the transaction. If the conditions specified in our partnership agreement are satisfied, our general partner may convert us or any of our subsidiaries into a new limited liability entity or merge us or any of our subsidiaries into, or convey all of our assets to, a newly formed entity, if the sole purpose of that conversion, merger or conveyance is to effect a mere change in our legal form into another limited liability entity, we have received an opinion of counsel regarding limited liability and tax matters and the governing instruments of the new entity provide the limited partners and our general partner with the same rights and obligations as contained in our partnership agreement. Our unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of our assets or any other similar transaction or event.

Dissolution

We will continue as a limited partnership until dissolved under our partnership agreement. We will dissolve upon:

•	the election of our general partner to dissolve us, if approved by the holders of units representing a unit majority;

•	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

•	the entry of a decree of judicial dissolution of our partnership; or

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the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or its withdrawal or removal following the approval and admission of a successor.

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability under Delaware law of any limited partner; and

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neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in “How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, an affiliate of our general partner will own     % of our outstanding limited partner units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

•

all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest and all its and its affiliates’ incentive distribution rights will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred as a result of the termination of any employees employed for our benefit by the departing general partner or its affiliates.

Transfer of General Partner Interest

At any time, our general partner may transfer all or any of its general partner interest to another person without the approval of our common unitholders. As a condition of this transfer, the transferee must, among other things, assume the rights and duties of our general partner, agree to be bound by the provisions of our partnership agreement and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in the General Partner

At any time, the owners of our general partner may sell or transfer all or part of its ownership interests in our general partner to an affiliate or third party without the approval of our unitholders.

Transfer of Subordinated Units and Incentive Distribution Rights

By transfer of subordinated units or incentive distribution rights in accordance with our partnership agreement, each transferee of subordinated units or incentive distribution rights will be admitted as a limited partner with respect to the subordinated units or incentive distribution rights transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically becomes bound by the terms and conditions of our partnership agreement; and

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gives the consents, waivers and approvals contained in our partnership agreement, such as the approval of all transactions and agreements we are entering into in connection with our formation and this offering.

Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of subordinated units or incentive distribution rights as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Subordinated units and incentive distribution rights are securities and any transfers are subject to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a limited partner for the transferred subordinated units or incentive distribution rights.

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Hi-Crush GP LLC as our general partner or from otherwise changing our management. Please read “—Withdrawal or Removal of Our General Partner” for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply in certain circumstances. Please read “—Meetings; Voting.”

Limited Call Right

If at any time our general partner and its affiliates own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or beneficial owners or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days notice. The purchase price in the event of this purchase is the greater of:

•

the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

•	the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read “Material U.S. Federal Income Tax Consequences—Disposition of Units.”

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend the agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners, has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by our subsidiaries, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the federal income tax status of our limited partners (and their owners, to the extent relevant); and

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permit us to redeem the units held by any person whose tax status has or is reasonably likely to have a material adverse effect on the maximum applicable rates or who fails to comply with the procedures instituted by our general partner to obtain proof of the federal income tax status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Non-Citizen Assignees; Redemption

If our general partner, with the advice of counsel, determines we are subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, then our general partner may adopt such amendments to our partnership agreement as it determines necessary or advisable to:

•	obtain proof of the nationality, citizenship or other related status of our limited partners (and their owners, to the extent relevant); and

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permit us to redeem the units held by any person whose nationality, citizenship or other related status creates substantial risk of cancellation or forfeiture of any property or who fails to comply with the procedures instituted by the general partner to obtain proof of the nationality, citizenship or other related status. The redemption price in the case of such a redemption will be the average of the daily closing prices per unit for the 20 consecutive trading days immediately prior to the date set for redemption.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of any class of units then outstanding, record holders of units on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited.

Our general partner does not anticipate that any meeting of our unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum, unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Interests.” However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates and purchasers specifically approved by our general partner, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as our partnership agreement otherwise provides, subordinated units will vote together with common units, as a single class.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record common unitholders under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Voting Rights of Incentive Distribution Rights

If a majority of the incentive distribution rights are held by our general partner and its affiliates, the holders of the incentive distribution rights will have no right to vote in respect of such rights on any matter, unless otherwise required by law, and the holders of the incentive distribution rights shall be deemed to have approved any matter approved by our general partner.

If less than a majority of the incentive distribution rights are held by our general partner and its affiliates, the incentive distribution rights will be entitled to vote on all matters submitted to a vote of unitholders, other than amendments and other matters that our general partner determines do not adversely affect the holders of the incentive distribution rights in any material respect. On any matter in which the holders of incentive distribution rights are entitled to vote, such holders will vote together with the subordinated units, prior to the end of the subordination period, or together with the common units, thereafter, in either case as a single class, and such incentive distribution rights shall be treated in all respects as subordinated units or common units, as applicable, when sending notices of a meeting of our limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under our partnership agreement. The relative voting power of the holders of the incentive distribution rights and the subordinated units or common units, depending on which class the holders of incentive distribution rights are voting with, will be set in the same proportion as cumulative cash distributions, if any, in respect of the incentive distribution rights for the four consecutive quarters prior to the record date for the vote bears to the cumulative cash distributions in respect of such class of units for such four quarters.

Status as Limited Partner

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission are reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•	our general partner;

•	any departing general partner;

•	any person who is or was an affiliate of our general partner or any departing general partner;

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any person who is or was a manager, managing member, general partner, director, officer, fiduciary or trustee of our partnership, our subsidiaries, our general partner, any departing general partner or any of their affiliates;

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any person who is or was serving as a manager, managing member, general partners, director, officer, employee, agent, fiduciary or trustee of another person owing a fiduciary duty to us or our subsidiaries;

•	any person who controls our general partner or any departing general partner; and

•	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless our general partner otherwise agrees, it will not be personally liable for, or have any obligation to contribute or lend funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under our partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our general partner is entitled to determine the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. These books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax and fiscal reporting purposes, our fiscal year is the calendar year.

We will furnish or make available to record holders of our common units, within 105 days after the close of each fiscal year, an annual report containing audited consolidated financial statements and a report on those consolidated financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 50 days after the close of each quarter. We will be deemed to have made any such report available if we file such report with the SEC on EDGAR or make the report available on a publicly available website which we maintain.

We will furnish each record holder with information reasonably required for federal and state tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to our unitholders will depend on their cooperation in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and in filing his federal and state income tax returns, regardless of whether he supplies us with the necessary information.

Right to Inspect Our Books and Records

Our partnership agreement provides that a limited partner can, for a purpose reasonably related to his interest as a limited partner, upon reasonable written demand stating the purpose of such demand and at his own expense, have furnished to him:

•	a current list of the name and last known address of each record holder;

•

information as to the amount of cash, and a description and statement of the agreed value of any other capital contribution, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, related amendments and powers of attorney under which they have been executed;

•

information regarding the status of our business and financial condition (provided that obligation shall be satisfied to the extent the limited partner is furnished our most recent annual report and any subsequent quarterly or periodic reports required to be filed (or which would be required to be filed) with the SEC pursuant to Section 13(a) of the Exchange Act); and

•	any other information regarding our affairs that our general partner determines is just and reasonable.

Under our partnership agreement, however, each of our limited partners and other persons who acquire interests in our partnership interests, do not have rights to receive information from us or any of the persons we indemnify as described above under “—Indemnification” for the purpose of determining whether to pursue litigation or assist in pending litigation against us or those indemnified persons relating to our affairs, except pursuant to the applicable rules of discovery relating to the litigation commenced by the person seeking information.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which our general partner believes in good faith is not in our best interests or that we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any common units, subordinated units or other limited partner interests proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following any withdrawal or removal of our general partner. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts.

In addition, in connection with this offering, we expect to enter into a registration rights agreement with our sponsor. Pursuant to the registration rights agreement, we will be required to file a registration statement to register the common units and subordinated units issued to our sponsor and the common units issuable upon the conversion of the subordinated units upon request of our sponsor. In addition, the registration rights agreement gives our sponsor piggyback registration rights under certain circumstances. The registration rights agreement also includes provisions dealing with holdback agreements, indemnification and contribution and allocation of expenses. These registration rights are transferable to affiliates of our sponsor and, in certain circumstances, to third parties. Please read “Units Eligible for Future Sale.”

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, our sponsor will hold an aggregate of             common units and            subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement and the registration rights agreement that we expect to enter into, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement and the registration rights agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and our sponsor have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Prior to the completion of this offering, we expect to adopt a new long-term incentive plan (the “Long-Term Incentive Plan”). If adopted, we intend to file a registration statement on Form S-8 under the Securities Act to register common units issuable under the Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, common units issued under the Long-Term Incentive Plan will be eligible for resale in the public market without restriction after the effective date of the Form S-8 registration statement, subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the lock-up restrictions described above.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

This section summarizes the material federal income tax consequences that may be relevant to prospective unitholders and is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations thereunder (the “Treasury Regulations”), and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the federal income tax consequences to a prospective unitholder to vary substantially from those described below. Unless the context otherwise requires, references in this section to “we” or “us” are references to Hi-Crush Partners LP and its subsidiaries.

Legal conclusions contained in this section, unless otherwise noted, are the opinion of Vinson & Elkins L.L.P. and are based on the accuracy of representations made by us to them for this purpose. However, this section does not address all federal income tax matters that affect us or our unitholders. Furthermore, this section focuses on unitholders who are individual citizens or residents of the United States (for federal income tax purposes), who have the U.S. dollar as their functional currency and who hold units as capital assets (generally, property that is held for investment). This section has limited applicability to corporations, partnerships, (including entities treated as partnerships for federal income tax purposes), estates, trusts, non-resident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, non-U.S. persons, individual retirement accounts (“IRAs”), employee benefit plans, real estate investment trusts or mutual funds. Accordingly, we encourage each unitholder to consult the unitholder’s own tax advisor in analyzing the federal, state, local and non-U.S. tax consequences particular to that unitholder resulting from ownership or disposition of units.

We are relying on opinions and advice of Vinson & Elkins L.L.P. with respect to the matters described herein. An opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or a court. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any such contest of the matters described herein may materially and adversely impact the market for units and the prices at which units trade. In addition, our costs of any contest with the IRS will be borne indirectly by our unitholders and our general partner because the costs will reduce our cash available for distribution. Furthermore, the tax consequences of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions, which may be retroactively applied.

For the reasons described below, Vinson & Elkins L.L.P. has not rendered an opinion with respect to the following federal income tax issues: (1) the treatment of a unitholder whose units are the subject of a securities loan (e.g., a loan to a short seller to cover a short sale of units) (please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans”); (2) whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Units—Allocations Between Transferors and Transferees”); and (3) whether our method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”).

Taxation of the Partnership

Partnership Status

We expect to be treated as a partnership for federal income tax purposes and, therefore, generally will not be liable for such taxes. Instead, as described below, each of our unitholders will take into account its respective share of our items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder. Distributions we make to a unitholder generally will not give rise to income or gain taxable to such unitholder, unless the amount of cash distributed exceeds the unitholder’s adjusted tax basis in its units.

Section 7704 of the Code generally provides that publicly-traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership’s gross income for every taxable year it is publicly-traded consists of “qualifying income,” the partnership may continue to be treated as a partnership for federal income tax purposes (the “Qualifying Income Exception”). Qualifying income includes (i) income and gains derived from the exploration, development, mining or production, processing, refining, transportation, and marketing of any mineral or natural resource, including sand, (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that approximately             % of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our partnership or limited liability company subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion assumes that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read “—Tax Consequences of Unit Ownership—Treatment of Securities Loans.” Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under the circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections of Unitholder Taxes” with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder’s tax basis in its units initially will be the amount paid for those units plus the unitholder’s share of our liabilities. That basis generally will be (i) increased by the unitholder’s share of our income and any increases in such unitholder’s share of our liabilities, and (ii) decreased, but not below zero, by the amount of all distributions, the unitholder’s share of our losses, and any decreases in its share of our liabilities.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing through the record date for distributions for the period ending December 31, 2014, will be allocated, on a cumulative basis, an amount of federal taxable income that will be     % or less of the cash distributed with respect to that period. Thereafter, we anticipate that the ratio of taxable income to cash distributions to the common unitholders will increase. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and with which the IRS could disagree. Accordingly, we cannot assure that these estimates will prove to be correct, and our counsel has not opined on the accuracy of such estimates. The actual ratio of taxable income to cash distributions could be higher or lower than expected, and any differences could be material and could affect the value of units. For example, the ratio of taxable income to cash distributions to a purchaser of units in this offering would be higher, and perhaps substantially higher, than our estimate with respect to the period described above if:

•	the earnings from operations exceeds the amount required to make minimum quarterly distributions on all common units, yet we only distribute the minimum quarterly distribution on all units; or

•

we make a future offering of common units and use the proceeds of the offering in a manner that does not produce additional deductions during the period described above, such as to repay indebtedness outstanding at the time of this offering or to acquire property that is not eligible for depreciation or amortization for federal income tax purposes or that is depreciable or amortizable at a rate significantly slower than the rate applicable to our assets at the time of this offering.

Treatment of Distributions

Distributions made by us to a unitholder generally will not be taxable to the unitholder, unless such distributions exceed the unitholder’s tax basis in its units, in which case the unitholder generally will recognize gain taxable in the manner described below under “—Disposition of Units.”

Any reduction in a unitholder’s share of our liabilities will be treated as a distribution by us of cash to that unitholder. A decrease in a unitholder’s percentage interest in us because of our issuance of additional units may decrease the unitholder’s share of our liabilities. For purposes of the foregoing, a unitholder’s share of our nonrecourse liabilities (liabilities for which no partner bears the economic risk of loss) generally will be based upon that unitholder’s share of the unrealized appreciation (or depreciation) in our assets, to the extent thereof, with any excess liabilities allocated based on the unitholder’s share of our profits. Please read “Disposition of Units.”

A non-pro rata distribution of money or property (including a deemed distribution as a result of the reallocation of our liabilities described above) may cause a unitholder to recognize ordinary income, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation and depletion recapture and substantially appreciated “inventory items,” both as defined in Section 751 of the Code (“Section 751 Assets”). To the extent of such reduction, the unitholder would be deemed to receive its proportionate share of the Section 751 Assets and exchange such assets with us in return for a portion of the non-pro rata distribution. This deemed exchange generally will result in the unitholder’s recognition of ordinary income in an amount equal to the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis (generally zero) in the Section 751 Assets deemed to be relinquished in the exchange.

Limitations on Deductibility of Losses

A unitholder may not be entitled to deduct the full amount of loss we allocate to it because its share of our losses will be limited to the lesser of (i) the unitholder’s tax basis in its units, and (ii) in the case of a unitholder that is an individual, estate, trust or certain types of closely-held corporations, the amount for which the unitholder is considered to be “at risk” with respect to our activities. In general, a unitholder will be at risk to the extent of its tax basis in its units, reduced by (1) any portion of that basis attributable to the unitholder’s share of our liabilities, (2) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or similar arrangement and (3) any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to another unitholder or can look only to the units for repayment. A unitholder subject to the at risk limitation must recapture losses deducted in previous years to the extent that distributions (including distributions deemed to result from a reduction in a unitholder’s share of nonrecourse liabilities) cause the unitholder’s at risk amount to be less than zero at the end of any taxable year.

Losses disallowed to a unitholder or recaptured as a result of the basis or at risk limitations will carry forward and will be allowable as a deduction in a later year to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon a taxable disposition of units, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but not losses suspended by the basis limitation. Any loss previously suspended by the at risk limitation in excess of that gain can no longer be used.

In addition to the basis and at risk limitations, a passive activity loss limitation generally limits the deductibility of losses incurred by individuals, estates, trusts, some closely-held corporations and personal service corporations from “passive activities” (generally, trade or business activities in which the taxpayer does not materially participate). The passive loss limitations are applied separately with respect to each publicly-traded partnership. Consequently, any passive losses we generate will be available to offset only passive income generated by us. Passive losses that exceed a unitholder’s share of passive income we generate may be deducted in full when the unitholder disposes of all of its units in a fully taxable transaction with an unrelated party. The passive loss rules generally are applied after other applicable limitations on deductions, including the at risk and basis limitations.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” generally is limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness allocable to property held for investment;

•	interest expense allocated against portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent allocable against portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses other than interest directly connected with the production of investment income. Net investment income generally does not include qualified dividend income or gains attributable to the disposition of property held for investment. A unitholder’s share of a publicly-traded partnership’s portfolio income and, according to the IRS, net passive income will be treated as investment income for purposes of the investment interest expense limitation.

Entity-Level Collections of Unitholder Taxes

If we are required or elect under applicable law to pay any federal, state, local or non-U.S. tax on behalf of any current or former unitholder or our general partner, we are authorized to treat the payment as a distribution of cash to the relevant unitholder or general partner. Where the tax is payable on behalf of all unitholders or we cannot determine the specific unitholder on whose behalf the tax is payable, we are authorized to treat the payment as a distribution to all current unitholders. Payments by us as described above could give rise to an overpayment of tax on behalf of a unitholder, in which event the unitholder may be entitled to claim a refund of the overpayment amount. Unitholders are urged to consult their tax advisors to determine the consequences to them of any tax payment we make on their behalf.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated amongst our unitholders in accordance with their percentage interests in us. If we have a net loss, our items of income, gain, loss and deduction will be allocated first among our unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and thereafter to our general partner. At any time that distributions are made with respect to common units and not with respect to subordinated units, or that incentive distributions are made to the general partner, gross income will be allocated to the recipients to the extent of such distributions.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Code to account for any difference between the tax basis and fair market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units (a “Book-Tax Disparity”). In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Under current law, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (generally, gains from the sale or exchange of certain investment assets held for more than one year) are 35% and 15%, respectively. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. These rates are subject to change by new legislation at any time.

A 3.8% Medicare tax on certain investment income earned by individuals, estates, and trusts will apply for taxable years beginning after December 31, 2012. For these purposes, investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (if the unitholder is unmarried). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income, or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election

We will make the election permitted by Section 754 of the Code that permits us to adjust the tax bases in our assets as to specific purchasers of our units under Section 743(b) of the Code. The Section 743(b) adjustment separately applies to each purchaser of units based upon the values and bases of our assets at the time of the relevant purchase, and the adjustment will reflect the purchase price paid. The Section 743(b) adjustment does not apply to a person who purchases units directly from us.

The IRS may challenge the positions we adopt with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of units due to lack of controlling authority. Because a unitholder’s tax basis for its units is reduced by its share of our items of deduction or loss, any position we take that understates deductions will overstate a unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” If a challenge to such treatment were sustained, the gain from the sale of units may be increased without the benefit of additional deductions.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. The IRS could seek to reallocate some or all of any Section 743(b) adjustment we allocated to our assets subject to depreciation or depletion to goodwill or nondepreciable assets. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure any unitholder that the determinations we make will not be successfully challenged by the IRS or that the resulting deductions will not be reduced or disallowed altogether. Should the IRS require a different tax basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than it would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

We will use the year ending December 31 as our taxable year and the accrual method of accounting for federal income tax purposes. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for each taxable year ending within or with its taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that it will be required to include in income for its taxable year its share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering generally will be borne by our partners holding interests in us prior to this offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation and depletion deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs we incur in offering and selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. While there are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us, the underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values and the initial tax bases of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of tax basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deduction previously reported by unitholders could change, and unitholders could be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Sand Depletion

In general, we are entitled to depletion deductions with respect to silica (sand) mined from the underlying mineral property. We generally are entitled to the greater of cost depletion limited to the basis of the property or percentage depletion. The percentage depletion rate for sand is 5%.

Depletion deductions we claim generally will reduce the tax basis of the underlying mineral property. Percentage depletion deductions can, however, exceed the total tax basis of the mineral property. Upon the disposition of the mineral property, a portion of the gain, if any, equal to the lesser of the deductions for depletion which reduce the adjusted tax basis of the mineral property plus deductible development and mining exploration expenses, or the amount of gain recognized on the disposition, will be treated as ordinary income to us.

Sales of Sand Reserves

If any silica reserves are sold or otherwise disposed of in a taxable transaction, we will recognize gain or loss measured by the difference between the amount realized (including the amount of any indebtedness assumed by the purchaser upon such disposition or to which such property is subject) and the adjusted tax basis of the property sold. Generally, the character of any gain or loss recognized upon that disposition will depend upon whether our silica reserves sold are held by us:

•	for sale to customers in the ordinary course of business (i.e., we are a “dealer” with respect to that property);

•	for use in a trade or business within the meaning of Section 1231 of the Code; or

•	as a capital asset within the meaning of Section 1221 of the Code.

In determining dealer status with respect to silica reserves and other types of real estate, courts have identified a number of factors for distinguishing between a particular property held for sale in the ordinary course of business and one held for investment. Any determination must be based on all facts and circumstances surrounding the particular property for sale in question.

We intend to hold our silica reserves for use in a trade or business and to achieve long-term capital appreciation. Although our general partner may consider strategic sales of silica reserves consistent with achieving long-term capital appreciation, our general partner does not anticipate frequent sales of silica reserves. Thus, we do not believe we will be viewed as a dealer. Nonetheless, our purposes for holding our properties may change and our future activities could cause us to be a “dealer” in silica reserves.

If we are not a dealer with respect to our silica reserves and we have held the disposed reserves for more than a one-year period primarily for use in our trade or business, the character of any gain or loss realized from a disposition of the property will be determined under Section 1231 of the Code. If we have not held the property for more than one year at the time of the sale, gain or loss from the sale will be taxable as ordinary income.

A unitholder’s distributive share of any Section 1231 gain or loss generated by us will be aggregated with any other gains or losses realized by that unitholder from the disposition of property used in a trade or business, as defined in Section 1231(b) of the Code. If a net gain results, all such gains and losses will be long-term capital gains and losses. If a net loss results, all such gains and losses will be ordinary income and losses. Net Section 1231 gains will be treated as ordinary income to the extent of prior Section 1231 losses of the taxpayer or predecessor taxpayer for the five most recent prior taxable years to the extent such losses have not previously been offset against Section 1231 gains. Losses are deemed recaptured in the chronological order in which they arose.

If we are not a dealer with respect to our silica reserves and that property is not used in a trade or business, the property will be a “capital asset” within the meaning of Section 1221 of the Code. Gain or loss recognized from the disposition of that property will be taxable as long term capital gain or loss if we have held such reserves for more than one year and short term gain or loss if we have not satisfied that holding period.

Upon a disposition of silica reserves, a portion of the gain, if any, equal to the lesser of (i) the depletion deductions that reduced the tax basis of the disposed mineral property, plus deductible mining and exploration and development expenses, or (ii) the amount of gain recognized on the disposition, will be treated as ordinary income to us.

Disposition of Units

Recognition of Gain or Loss

A unitholder will be required to recognize gain or loss on a sale of units equal to the difference between the unitholder’s amount realized and tax basis in the units sold. A unitholder’s amount realized generally will equal the sum of the cash or the fair market value of other property it receives plus its share of our liabilities with respect to such units. Because the amount realized includes a unitholder’s share of our liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Except as noted below, gain or loss recognized by a unitholder on the sale or exchange of a unit held for more than one year generally will be taxable as long-term capital gain or loss. However, gain or loss recognized on the disposition of units will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to Section 751 Assets, such as depreciation or depletion recapture. Ordinary income attributable to Section 751 Assets may exceed net taxable gain realized on the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and capital gain or loss upon a sale of units. Net capital loss may offset capital gains and, in the case of individuals, up to $3,000 of ordinary income per year.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership.

Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, it may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of our units. A unitholder considering the purchase of additional units or a sale of units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” financial position, including a partnership interest with respect to which gain would be recognized if it were sold, assigned or terminated at its fair market value, in the event the taxpayer or a related person enters into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferee

In general, our taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month (the “Allocation Date”). However, gain or loss realized on a sale or other disposition of our assets or, in the discretion of the general partner, any other extraordinary item of income, gain, loss or deduction will be allocated among the unitholders on the Allocation Date in the month in which such income, gain, loss or deduction is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Code and most publicly-traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. Recently, however, the Department of the Treasury and the IRS issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly-traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Accordingly, Vinson & Elkins L.L.P. is unable to opine on the validity of this method of allocating income and deductions between transferee and transferor unitholders. If this method is not allowed under the final Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses could be reallocated among our unitholders. We are authorized to revise our method of allocation between transferee and transferor unitholders, as well as among unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who disposes of units prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deduction attributable to the month of disposition but will not be entitled to receive a cash distribution for that period.

Notification Requirements

A unitholder who sells or purchases any of its units is generally required to notify us in writing of that transaction within 30 days after the transaction (or, if earlier, January 15 of the year following the transaction). Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a transfer of units may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale through a broker who will satisfy such requirements.

Constructive Termination

We will be considered to have “constructively” terminated as a partnership for federal income tax purposes upon the sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. For such purposes, multiple sales of the same unit are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than the calendar year, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in such unitholder’s taxable income for the year of termination.

A constructive termination occurring on a date other than December 31 generally would require that we file two tax returns for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. However, pursuant to an IRS relief procedure the IRS may allow a constructively terminated partnership to provide a single Schedule K-1 for the calendar year in which a termination occurs. Following a constructive termination, we would be required to make new tax elections, including a new election under Section 754 of the Code, and the termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination may either accelerate the application of, or subject us to, any tax legislation enacted before the termination that would not otherwise have been applied to us as a continuing as opposed to a terminating partnership.

Uniformity of Units

Because we cannot match transferors and transferees of units and other reasons, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements. Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

Our partnership agreement permits our general partner to take positions in filing our tax returns that preserve the uniformity of our units. These positions may include reducing the depreciation, amortization or loss deductions to which a unitholder would otherwise be entitled or reporting a slower amortization of Section 743(b) adjustments for some unitholders than that to which they would otherwise be entitled. Vinson & Elkins L.L.P. is unable to opine as to validity of such filing positions.

A unitholder’s basis in units is reduced by its share of our deductions (whether or not such deductions were claimed on an individual income tax return) so that any position that we take that understates deductions will overstate the unitholder’s basis in its units, and may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss” above and “—Tax Consequences of Unit Ownership—Section 754 Election” above. The IRS may challenge one or more of any positions we take to preserve the uniformity of units. If such a challenge were sustained, the uniformity of units might be affected, and, under some circumstances, the gain from the sale of units might be increased without the benefit of additional deductions.

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, non-U.S. corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. Prospective unitholders that are tax-exempt entities or non-U.S. persons should consult their tax advisors before investing in our units. Employee benefit plans and most other tax-exempt organizations, including IRAs and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income will be unrelated business taxable income and will be taxable to a tax-exempt unitholder.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of their ownership of our units. Consequently, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly-traded partnerships, distributions to non-U.S. unitholders are subject to withholding at the highest applicable effective tax rate. Each non-U.S. unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A non U.S. unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the non U.S. unitholder. Under a ruling published by the IRS, interpreting the scope of “effectively connected income,” part or all of a non U.S. unitholder’s gain may be treated as effectively connected with that unitholder’s indirect U.S. trade or business constituted by its investment in us. Moreover, under the Foreign Investment in Real Property Tax Act, a non U.S. unitholder generally will be subject to federal income tax upon the sale or disposition of a unit if (i) it owned (directly or constructively applying certain attribution rules) more than 5% of our units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the 5-year period ending on the date of disposition. More than 50% of our assets may consist of U.S. real property interests. Therefore, non U.S. unitholders may be subject to federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each taxable year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure our unitholders that those positions will yield a result that conforms to all of the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS.

The IRS may audit our federal income tax information returns. Neither we nor Vinson & Elkins L.L.P. can assure prospective unitholders that the IRS will not successfully challenge the positions we adopt, and such a challenge could adversely affect the value of the units. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability and may result in an audit of the unitholder’s own return. Any audit of a unitholder’s return could result in adjustments unrelated to our returns.

Publicly traded partnerships generally are treated as entities separate from their owners for purposes of federal income tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings of the partners. The Code requires that one partner be designated as the “Tax Matters Partner” for these purposes, and our partnership agreement designates our general partner.

The Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review may go forward, and each unitholder with an interest in the outcome may participate in that action.

A unitholder must file a statement with the IRS identifying the treatment of any item on its federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

(1) the name, address and taxpayer identification number of the beneficial owner and the nominee;

(2) a statement regarding whether the beneficial owner is:

(a) a non-U.S. person;

(b) a non-U.S. government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

(c) a tax-exempt entity;

(3) the amount and description of units held, acquired or transferred for the beneficial owner; and

(4) specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

State, Local and Other Tax Considerations

In addition to federal income taxes, unitholders may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which we conduct business or own property now or in the future or in which the unitholder is a resident. We currently conduct business or own property only in Texas and Wisconsin. Wisconsin imposes a personal income tax and an income tax on corporations and other entities. Moreover, we may also own property or do business in other states in the future that impose income or similar taxes on nonresident individuals. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on its investment in us.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of its investment in us. Vinson & Elkins L.L.P. has not rendered an opinion on the state, local, or non-U.S. tax consequences of an investment in us. We strongly recommend that each prospective unitholder consult, and depend on, its own tax counsel or other advisor with regard to those matters. It is the responsibility of each unitholder to file all tax returns that may be required of it.

INVESTMENT IN HI-CRUSH PARTNERS LP BY

EMPLOYEE BENEFIT PLANS

An investment in us by an employee benefit plan is subject to additional considerations because the investments of these plans are subject to the fiduciary responsibility and prohibited transaction provisions of ERISA and restrictions imposed by Section 4975 of the Internal Revenue Code. For these purposes the term “employee benefit plan” includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA;

•	whether in making the investment, that plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA; and

•

whether the investment will result in recognition of unrelated business taxable income by the plan and, if so, the potential after-tax investment return. Please read “Material U.S. Federal Income Tax Consequences—Tax-Exempt Organizations and Other Investors.”

The person with investment discretion with respect to the assets of an employee benefit plan, often called a fiduciary, should determine whether an investment in us is authorized by the appropriate governing instrument and is a proper investment for the plan.

Section 406 of ERISA and Section 4975 of the Internal Revenue Code prohibit employee benefit plans from engaging in specified transactions involving “plan assets” with parties that are “parties in interest” under ERISA or “disqualified persons” under the Internal Revenue Code with respect to the plan.

In addition to considering whether the purchase of common units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether the plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Internal Revenue Code.

The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets would not be considered to be “plan assets” if, among other things:

(1) the equity interests acquired by employee benefit plans are publicly offered securities—i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered under some provisions of the federal securities laws;

(2) the entity is an “operating company”—i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority-owned subsidiary or subsidiaries; or

(3) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest is held by the employee benefit plans referred to above.

Plan fiduciaries contemplating a purchase of common units should consult with their own counsel regarding the consequences under ERISA and the Internal Revenue Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

UNDERWRITING

Barclays Capital Inc. and Morgan Stanley & Co. LLC are acting as representatives of the underwriters named below and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the number of common units shown opposite the underwriter’s name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Morgan Stanley & Co. LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units included in this offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us and Hi-Crush Proppants LLC to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and Hi-Crush Proppants LLC deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to     % of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of this offering incurred by us will be approximately $         (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of             additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than             common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including Hi-Crush Proppants LLC, and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc. and Morgan Stanley & Co. LLC, we and they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

These restrictions do not apply to, among other things:

•	the sale of common units pursuant to the underwriting agreement;

•	issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement; and

•	the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc.

Barclays Capital Inc. and Morgan Stanley & Co. LLC, in their sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common units and other securities from lock-up agreements, Barclays Capital Inc. and Morgan Stanley & Co. LLC will consider, among other factors, the holder’s reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. and Morgan Stanley & Co. LLC have no present intent or arrangement to release any of the securities that would be subject to these lock-up agreements.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated among the representatives and us. In determining the initial public offering price of our common units, the representatives expect to consider:

•	the history and prospects for the industry in which we operate;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We and certain of our affiliates have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase in the open market as compared to the price at which they may purchase common units through their option to purchase additional common units. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common units in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common units in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

New York Stock Exchange

We intend to apply to list our common units on the New York Stock Exchange under the symbol “HCLP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

Stamp Taxes

If you purchase common units offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us, our general partner and Hi-Crush Proppants LLC, for which they received or will receive customary fees and expenses.

Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve our securities or instruments or the securities or instruments of our general partner or Hi-Crush Proppants LLC. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

FINRA

Because the Financial Industry Regulatory Authority, Inc., or FINRA, is expected to view the common units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2310 of the FINRA Rules. Investor suitability with respect to the common units should be judged similarly to the suitability with respect to other securities that are listed for trading on a national securities exchange.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a “relevant member state”), other than Germany, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state, an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant dealer or dealers nominated by the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state), and includes any relevant implementing measure in each relevant member state. The expression “2010 PD Amending Directive” means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

We may constitute a “collective investment scheme” as defined by section 235 of the Financial Services and Markets Act 2000, or FSMA, that is not a “recognized collective investment scheme” for the purposes of FSMA, or CIS, and that has not been authorized or otherwise approved. As an unregulated scheme, it cannot be marketed in the United Kingdom to the general public, except in accordance with FSMA. This prospectus is only being distributed in the United Kingdom to, and is only directed at:

(i)	if we are a CIS and are marketed by a person who is an authorized person under FSMA, (a) investment professionals falling within Article 14(5) of the Financial Services and Markets Act 2000 (Promotion of Collective Investment Schemes) (Exemptions) Order 2001, as amended, or the CIS Promotion Order, or (b) high net worth companies and other persons falling within Article 22(2)(a) to (d) of the CIS Promotion Order; or

(ii)	otherwise, if marketed by a person who is not an authorized person under FSMA, (a) persons who fall within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or Financial Promotion Order, or (b) Article 49(2)(a) to (d) of the Financial Promotion Order; and

(iii)	in both cases (i) and (ii) to any other person to whom it may otherwise lawfully be made (all such persons together being referred to as “relevant persons”).

The common units are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such common units will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

An invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) in connection with the issue or sale of any common units which are the subject of the offering contemplated by this prospectus will only be communicated or caused to be communicated in circumstances in which Section 21(1) of FSMA does not apply to us.

Switzerland

This prospectus is being communicated in Switzerland to a small number of selected investors only. Each copy of this prospectus is addressed to a specifically named recipient and may not be copied, reproduced, distributed or passed on to third parties. The common units are not being offered to the public in Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be distributed in connection with any such public offering.

We have not been registered with the Swiss Financial Market Supervisory Authority FINMA as a foreign collective investment scheme pursuant to Article 120 of the Collective Investment Schemes Act of June 23, 2006, or the CISA. Accordingly, the common units may not be offered to the public in or from Switzerland, and neither this prospectus nor any other offering materials relating to the common units may be made available through a public offering in or from Switzerland. The common units may only be offered and this prospectus may only be distributed in or from Switzerland by way of private placement exclusively to qualified investors (as this term is defined in the CISA and its implementing ordinance).

Germany

This document has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht—BaFin) nor any other German authority has been notified of the intention to distribute our common units in Germany.

Consequently, our common units may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this document and any other document relating to the offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of our common units to the public in Germany or any other means of public marketing. Our common units are being offered and sold in Germany only to qualified investors which are referred to in Section 3, paragraph 2 no. 1, in connection with Section 2, no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This document is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

The offering does not constitute an offer to sell or the solicitation or an offer to buy our common units in any circumstances in which such offer or solicitation is unlawful.

Netherlands

Our common units may not be offered or sold, directly or indirectly, in the Netherlands, other than to qualified investors (gekwalificeerde beleggers) within the meaning of Article 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., Houston, Texas.

EXPERTS

The financial statements of Hi-Crush Proppants LLC as of December 31, 2010 and 2011, for the period from inception to December 31, 2010 and for the year ended December 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in accounting and auditing.

The statement of financial position of Hi-Crush Partners LP as of May 8, 2012 (date of inception), included in this prospectus, has been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on authority of said firm as experts in accounting and auditing.

The information appearing in this prospectus concerning estimates of our proven mineral reserves was derived from the report of John T. Boyd Company, independent mining engineers and geologists, and has been included herein on the authority of John T. Boyd Company as experts with respect to the matters covered by such report and in giving such report.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.hicrushpartners.com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. After this offering, documents filed by us can also be inspected at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10002.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus may contain forward-looking statements. Forward-looking statements give our current expectations, contain projections of results of operations or of financial condition, or forecasts of future events. Words such as “may,” “assume,” “forecast,” “position,” “predict,” “strategy,” “expect,” “intend,” “plan,” “estimate,” “anticipate,” “believe,” “project,” “budget,” “potential,” or “continue,” and similar expressions are used to identify forward-looking statements. They can be affected by assumptions used or by known or unknown risks or uncertainties. Consequently, no forward-looking statements can be guaranteed. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus. Actual results may vary materially. You are cautioned not to place undue reliance on any forward-looking statements. You should also understand that it is not possible to predict or identify all such factors and should not consider the following list to be a complete statement of all potential risks and uncertainties. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	the amount of frac sand we are able to excavate and process, which could be adversely affected by, among other things, operating difficulties and unusual or unfavorable geologic conditions;

•	the volume of frac sand we are able to sell;

•	the price at which we are able to sell frac sand;

•	changes in the price and availability of natural gas or electricity;

•	changes in prevailing economic conditions;

•	unanticipated ground, grade or water conditions;

•	inclement or hazardous weather conditions, including flooding, and the physical impacts of climate change;

•	environmental hazards;

•	industrial accidents;

•	changes in laws and regulations (or the interpretation thereof) related to the mining and hydraulic fracturing industries, silica dust exposure or the environment;

•	inability to acquire or maintain necessary permits or mining or water rights;

•	facility shutdowns in response to environmental regulatory actions;

•	inability to obtain necessary production equipment or replacement parts;

•	reduction in the amount of water available for processing;

•	technical difficulties or failures;

•	labor disputes and disputes with our excavation contractor;

•	late delivery of supplies;

•	difficulty collecting receivables;

•	inability of our customers to take delivery;

•	changes in the price and availability of transportation;

•	fires, explosions or other accidents;

•	cave-ins, pit wall failures or rock falls;

•	our ability to borrow funds and access capital markets; and

•	certain factors discussed elsewhere in this prospectus.

All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

HI-CRUSH PARTNERS LP

Unaudited Pro Forma Condensed Consolidated Financial Statements

Introduction

The following unaudited pro forma condensed consolidated financial statements of Hi-Crush Partners LP (the “Partnership”) reflect the historical consolidated results of Hi-Crush Proppants LLC (“predecessor”) on a pro forma basis to give effect to the Contribution and the Offering described below.

The Contribution. Effective upon the closing of the initial public offering of common units of the Partnership, the predecessor will contribute selected assets and related operations to the Partnership in exchange for newly issued common units, subordinated units and incentive distribution rights representing limited partner interests in the Partnership and the right to receive cash and equity distributions (the “Contribution”). For additional information about the Contribution and related transactions, please read “Summary—Formation Transactions and Partnership Structure.”

The Offering. For purposes of the unaudited pro forma condensed consolidated financial statements, the “Offering” is defined as the issuance and sale to the public of              common units of the Partnership and the application by the Partnership of the net proceeds from such issuance as described in “Use of Proceeds.”

The unaudited pro forma condensed consolidated balance sheet of the Partnership is based on the unaudited historical consolidated balance sheet of the predecessor as of March 31, 2012 and includes pro forma adjustments to give effect to the Contribution and the Offering as if they occurred on March 31, 2012.

The unaudited pro forma condensed consolidated statements of operations of the Partnership are based on the unaudited historical consolidated statements of operations of the predecessor for the three month periods ended March 31, 2012 and 2011 and the audited historical consolidated statement of operations of the predecessor for the year ended December 31, 2011 and includes pro forma adjustments to give effect to the Contribution and the Offering as if they occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial statements have been prepared on the basis that the Partnership will be treated as a partnership for federal income tax purposes. The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the notes accompanying these unaudited pro forma condensed consolidated financial statements and with the historical consolidated financial statements and related notes of the predecessor, found elsewhere in this prospectus.

The pro forma adjustments to the audited and unaudited historical financial statements are based on currently available information and certain estimates and assumptions. The actual effect of the Contribution and the Offering discussed in the accompanying notes ultimately may differ from the unaudited pro forma adjustments included herein. However, management believes that the assumptions used to prepare the pro forma adjustments provide a reasonable basis for presenting the significant effects of the Contribution and the Offering as currently contemplated and that the unaudited pro forma adjustments are factually supportable, give appropriate effect to the expected impact of events that are directly attributable to the Contribution and the Offering, and reflect those items expected to have a continuing impact on the Partnership.

The unaudited pro forma condensed consolidated financial statements of the Partnership are not necessarily indicative of the results that actually would have occurred if the Partnership had completed the Contribution and the Offering on the dates indicated or that could be achieved in the future.

Hi-Crush Partners LP

Unaudited Pro Forma Condensed Consolidated Balance Sheet

as of March 31, 2012

	Predecessor Historical	Predecessor Retained Operations (a)	Hi-Crush Partners LP Pro Forma (b)		Offering Adjustments		Hi-Crush Partners LP Pro Forma, As Adjusted
	(in thousands)
Assets
Current assets
Cash	$10,527	$(6,643)	$3,884		$	(d)	$
						(e)
						(f)
Restricted cash	30	—	30
Accounts receivable	3,143	—	3,143
Inventories	1,493	—	1,493
Prepaid expenses and other current assets	472	(415)	57

Total current assets	15,665	(7,058)	8,607
Property, plant and equipment, net	72,994	(16,782)	56,212
Deferred charges	1,810	(1,810)	—

Total assets	$90,469	$(25,650)	$64,819		$		$

Liabilities & members’ equity/partners’ capital
Current liabilities
Accounts payable	$12,173	$(8,633)	$3,540		$		$
Accrued liabilities	1,178	(250)	928
Deferred revenue	3,884	—	3,884

Total current liabilities	17,235	(8,883)	8,352
Long-term debt	55,973	(55,973)	—
Asset retirement obligation	838	—	838

Total liabilities	74,046	(64,856)	9,190
Commitments and contingencies

Members’ equity/Partners’ capital	16,423	39,206	55,629	(c)		(d)
						(e)
						(f)

Total liabilities & members’ equity/partners’ capital	$90,469	$(25,650)	$64,819		$		$

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

Hi-Crush Partners LP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the three months ended March 31, 2012

	Predecessor Historical	Predecessor Retained Operations (a)	Hi-Crush Partners LP Pro Forma		Offering Adjustments	Hi-Crush Partners LP Pro Forma, As Adjusted
	(in thousands, except per unit data)
Revenue	$13,532	$—	$13,532	(g)	$	$
Cost of goods sold (including depreciation and depletion)	4,776	—	4,776	(g)

Gross profit	8,756	—	8,756
Operating costs and expenses
General and administrative	1,487	(841)	646	(h)
Exploration expense	199	(199)	—
Accretion of asset retirement obligation	6	—	6	(g)

Income (loss) from operations	7,064	(1,040)	8,104
Other expenses
Interest expense	928	928	—

Net income (loss)	$6,136	$(1,968)	$8,104		$	$

Calculation of net income per limited partner unit:
Limited partners’ interest in net income
Net income per limited partner unit
Weighted average number of limited partner units outstanding

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

Hi-Crush Partners LP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the three months ended March 31, 2011

	Predecessor Historical	Predecessor Retained Operations (a)	Hi-Crush Partners LP Pro Forma		Offering Adjustments	Hi-Crush Partners LP Pro Forma, As Adjusted
(in thousands, except per unit data)
Revenue	$—	$—	$—	(g)	$	$
Cost of goods sold (including depreciation and depletion)	—	—	—	(g)

Gross profit	—	—	—
Operating costs and expenses
General and administrative	174	—	174	(h)
Exploration expense	—	—	—
Accretion of asset retirement obligation	—	—	—	(g)

Income (loss) from operations	(174)	—	(174)
Other expenses
Interest expense	—	—	—

Net income (loss)	$(174)	$—	$(174)		$	$

Calculation of net income per limited partner unit:
Limited partners’ interest in net income
Net income per limited partner unit
Weighted average number of limited partner units outstanding

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

Hi-Crush Partners LP

Unaudited Pro Forma Condensed Consolidated Statement of Operations

for the year ended December 31, 2011

	Predecessor Historical	Predecessor Retained Operations (a)	Hi-Crush Partners LP Pro Forma		Offering Adjustments	Hi-Crush Partners LP Pro Forma, As Adjusted
	(in thousands, except per unit data)
Revenue	$20,353	$—	$20,353	(g)	$	$
Cost of goods sold (including depreciation and depletion)	6,447	—	6,447	(g)

Gross profit	13,906	—	13,906
Operating costs and expenses
General and administrative	2,324	(635)	1,689	(h)
Exploration expense	381	(381)	—
Accretion of asset retirement obligation	28	—	28	(g)

Income (loss) from operations	11,173	(1,016)	12,189
Other expenses
Interest expense	1,893	1,893	—

Net income (loss)	$9,280	$(2,909)	$12,189		$	$

Calculation of net income per limited partner unit:
Limited partners’ interest in net income
Net income per limited partner unit
Weighted average number of limited partner units outstanding

The accompanying notes are an integral part of these unaudited Pro Forma Condensed Consolidated Financial Statements.

Hi-Crush Partners LP

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1—Basis of Presentation

The unaudited pro forma condensed consolidated balance sheet of Hi-Crush Partners LP (the “Partnership”) as of March 31, 2012 is based on the unaudited historical consolidated balance sheet of Hi-Crush Proppants LLC (“predecessor”) and includes pro forma adjustments to give effect to the Contribution and the Offering as described below as if they occurred on March 31, 2012.

The unaudited pro forma condensed consolidated statements of operations of the Partnership are based on the unaudited historical consolidated statements of operations of the predecessor for the three month periods ended March 31, 2012 and 2011 and the audited historical consolidated statement of operations of the predecessor for the twelve months ended December 31, 2011 and includes pro forma adjustments to give effect to the Contribution and the Offering as described below as if they occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial statements give effect to the Contribution as follows:

•	The contribution by the predecessor of selected assets and related operations (the “Partnership Operations”) to the Partnership at the closing of the Offering;

•	The retention by the predecessor of certain assets, liabilities and operations not sold or contributed to the Partnership; and

•

The issuance by the Partnership of              common units (             common units if the underwriters exercise their option to purchase an additional              common units in full),             subordinated units and the incentive distribution rights and the right to receive cash and equity distributions to the predecessor in exchange for the contribution of the Partnership Operations.

Because the Partnership Operations are owned by the predecessor and the predecessor will control the Partnership, the contribution of the Partnership Operations to the Partnership has been accounted for as a combination of entities under common control, whereby the assets and liabilities sold and contributed and have been recognized based on the predecessor’s historical cost.

The unaudited pro forma condensed consolidated financial statements give effect to the Offering to reflect the issuance and sale by the Partnership of              common units to the public in the initial public offering at an initial public offering price of $         per unit, resulting in gross proceeds to the Partnership of $         million, before deduction of estimated underwriting discounts and fees, a structuring fee and estimated offering expenses of $         million, and the application of the net proceeds from such issuance.

Note 2—Pro Forma Adjustments and Assumptions

Unaudited pro forma condensed consolidated balance sheet

The Contribution

(a) Adjustments to reflect the assets, liabilities, revenues and expenses that will be retained by the predecessor, and thus will not be contributed to the Partnership. The adjustment was based on the carrying value of specific assets and liabilities and the specific direct operating revenues and expenses attributable to the Partnership Operations. General and administrative expenses are allocated based on either the direct costs attributable to the Partnership Operations and the operations that will be retained by the predecessor or management’s estimates of the costs incurred by centralized departments in providing services to the Partnership Operations and the operations that will be retained by the predecessor, as applicable. In allocating the costs incurred by centralized departments, management’s estimates were based on separate evaluations of expenses by department for each period presented.

(b) Reflects the Partnership Operations to be contributed to the Partnership by the predecessor. The net book value of the Partnership Operations is based on the historical carrying amounts of the Partnership Operations.

(c) To reflect the issuance by the Partnership of              common units,              subordinated units, incentive distribution rights and the right to receive cash and equity distributions to the predecessor as consideration for the contribution of the Partnership Operations.

The Offering

(d) To reflect gross cash proceeds of approximately $         million from the issuance and sale of              common units by the Partnership at an assumed initial public offering price of $         per unit.

(e) To record the use of the net proceeds from the Offering. For further discussion on the application of the net proceeds from the Offering, please read “Use of Proceeds.”

(f) To reflect underwriting discounts of $         million, a structuring fee of $         million and estimated offering expenses of $         million.

Unaudited pro forma statements of operations

The Contribution

(g) Reflects the revenues and direct operating expenses associated with the Partnership Operations based on the actual results of the Partnership Operations.

(h) To allocate general and administrative expenses related to the Partnership Operations. The allocation is based on the predecessor’s historical general and administrative expense, reflecting the direct costs attributable to the Partnership Operations and management’s estimates of the share of costs incurred by centralized departments in providing services to the Partnership Operations. In allocating the costs incurred by centralized departments, management’s estimates were based on separate evaluations of expenses by department for each period presented and activity of the operations.

Note 3—Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the limited partners by the number of common units and subordinated units expected to be outstanding following the Offering. For purposes of this calculation, management assumed the aggregate number of common units was                  and subordinated units was             . All units were assumed to have been outstanding since January 1, 2011. Basic and diluted pro forma net income per unit are equivalent because there will be no dilutive units at the date of the closing of the Offering.

HI-CRUSH PARTNERS LP

Report of Independent Registered Public Accounting Firm

To the Members of

Hi-Crush Partners LP

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Hi-Crush Partners LP (the “Partnership”) at May 8, 2012, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership’s management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

May 11, 2012

Hi-Crush Partners LP

BALANCE SHEET

May 8, 2012

Assets
Cash	$—

Total assets	$—

Partners’ capital
Limited partner’s capital	$1,000
General partner’s capital	0
Receivable from partners	(1,000)

Total partners’ capital	$—

See accompanying note to balance sheet.

Hi-Crush Partners LP

NOTE TO BALANCE SHEET

1.	Organization and Operations

Hi-Crush Partners LP (the “Partnership”) is a Delaware limited partnership formed on May 8, 2012 to acquire selected sand reserves and related processing and transportation facilities of Hi-Crush Proppants LLC. In connection with its formation, the Partnership has issued (a) a non-economic general partner interest to Hi-Crush GP LLC, its general partner, and (b) a 100.0% limited partner interest to Hi-Crush Proppants LLC, its organizational limited partner.

The accompanying balance sheet reflects the financial position of the Partnership immediately subsequent to its initial capitalization. There have been no other transactions involving the Partnership as of May 11, 2012.

HI-CRUSH PROPPANTS LLC

Report of Independent Registered Public Accounting Firm

To the Members of

Hi-Crush Proppants LLC

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, members’ equity and cash flows present fairly, in all material respects, the financial position of Hi-Crush Proppants LLC and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of its operations and its cash flows for the year ended December 31, 2011 and period from October 28, 2010 (inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas

April 25, 2012

Hi-Crush Proppants LLC

Consolidated Balance Sheets

as of December 31, 2011 and 2010

	2011	2010
	(In thousands)
Assets
Current assets
Cash	$11,054	$—
Restricted cash	30	—
Accounts receivable	4,026	—
Inventories	2,374	—
Prepaid expenses and other current assets	294	—

Total current assets	17,778	—

Property, plant and equipment, net	52,708	364
Deferred charges, net	1,743	—
Other assets	—	250

Total assets	$72,229	$614

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$4,954	$304
Accrued liabilities	866	—
Deferred revenue	9,178	—

Total current liabilities	14,998	304

Long-term debt	46,112	—
Asset retirement obligation, net	832	—

Total liabilities	61,942	304
Commitments and contingencies

Members’ equity	10,287	310

Total liabilities and members’ equity	$72,229	$614

The accompanying notes are an integral part of these financial statements.

Hi-Crush Proppants LLC

Consolidated Statements of Operations

Year Ended December 31, 2011 and Period from

October 28, 2010 (Inception) to December 31, 2010

	2011	2010
	(In thousands)
Revenues	$20,353	$—
Costs of goods sold (including depreciation and depletion)	6,447	—

Gross profit	13,906	—
Operating costs and expenses
General & administrative	2,324	26
Exploration expense	381	—
Accretion of asset retirement obligation	28	—

Income (loss) from operations	11,173	(26)

Other expenses
Interest expense	1,893	—

Net income (loss)	$9,280	$(26)

The accompanying notes are an integral part of these financial statements.

Hi-Crush Proppants LLC

Consolidated Statements of Members’ Equity

Year Ended December 31, 2011 and Period from

October 28, 2010 (Inception) to December 31, 2010

	Members’ Equity (Class A Units at $1.00)	Accumulated Earnings	Total
	(In thousands, except per unit amounts)
Balance at October 28, 2010 (Inception)	$—	$—	$—
Contributions	336	—	336
Net loss	—	(26)	(26)

Balance at December 31, 2010	336	(26)	310
Distributions	(400)	—	(400)
Contributions	1,097	—	1,097
Net income	—	9,280	9,280

Balance at December 31, 2011	$1,033	$9,254	$10,287

The accompanying notes are an integral part of these financial statements.

Hi-Crush Proppants LLC

Consolidated Statements of Cash Flows

Year Ended December 31, 2011 and Period from

October 28, 2010 (Inception) to December 31, 2010

	2011	2010
	(In thousands)
Operating activities
Net income (loss)	$9,280	$(26)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and depletion	449	—
Deferred charges amortization	154	—
Accretion of asset retirement obligation	28	—
Non-cash interest	2,421	—
Changes in operating assets and liabilities
Accounts receivable	(4,026)	—
Prepaid expenses and other current assets	(294)	—
Inventories	(2,374)	—
Accounts payable	3,156	12
Accrued liabilities	816	—
Deferred revenue	9,178	—

Net cash provided by (used in) operating activities	18,788	(14)

Investing activities
Capital expenditures for property, plant and equipment	(50,169)	(72)
Restricted cash	(30)	—
Other assets	—	(250)

Net cash used in investing activities	(50,199)	(322)

Financing activities
Proceeds from long term debt	48,692	—
Repayment of debt	(5,000)	—
Loan origination costs	(1,924)	—
Contributions received	697	336

Net cash provided by financing activities	42,465	336

Net increase in cash	11,054	—

Cash
Beginning of period	—	—

End of period	$11,054	$—

Disclosure of cash flow information
Cash paid for interest	$45	$—

Non-cash investing and financing activities
Increase in accounts payable for additions to property, plant and equipment	$1,494	$292
Increase in accrued liabilities for additions to property, plant and equipment	50	—
Non-cash transfer from other assets to property, plant and equipment	250	—
Non-cash transfer from deferred charges to property, plant and equipment	27	—
Distribution to a related party	(400)	—
Contribution from an affiliate	400	—
Increase in property, plant and equipment for asset retirement cost	804	—

The accompanying notes are an integral part of these financial statements.

Hi-Crush Proppants LLC

Notes to Consolidated Financial Statements

December 31, 2011 and 2010

(Dollars in Thousands, unless otherwise noted)

1. Business and Organization

Hi-Crush Proppants LLC (the “Company”) is a Delaware limited liability company formed on October 28, 2010. The Company is governed by the Limited Liability Company Agreement of Hi-Crush Proppants LLC and is the sole member of Hi-Crush Operating LLC, Hi-Crush Wyeville LLC, Hi-Crush Chambers LLC, Hi-Crush Tomah LLC, Hi-Crush Railroad LLC and Hi-Crush Buffalo LLC. The financial statements for the Company and the related entities are presented on a consolidated basis and are referred to as (the “Company”) in the accompanying financial statements and footnotes. All intercompany balances and transactions have been eliminated in consolidation.

The Company was formed by certain members of senior management and was wholly owned by Red Oak Capital Management LLC (“ROCM”) until April 1, 2011. In April 2011, ROCM transferred 50% of its interest to RER Legacy Investments LLC and 50 % to JMW Legacy Investments LLC. During the initial start-up period, ROCM contributed $400 by paying for costs related to the Company and that was treated as a non-cash contribution.

In April 2011, Blessed & Favored Investments LLC purchased Class A units in the Company and on August 25, 2011, the members of the Company sold Class A Units to ACP Hip Splitter L.P., ACP Hip Splitter (Offshore) L.P., LasRosas Capital LLC, RGW Interests LLC and John and Karen Huff, Tenants-in-Common.

Hi-Crush Proppants is engaged in the excavation and processing of raw frac sand for use in hydraulic fracturing operations for oil and natural gas wells. In 2011, the Company purchased land in Monroe County, Wisconsin for the purpose of excavating sand for sale into the oil and natural gas market. In July 2011, the Company completed the construction of the Wyeville Sand Processing Plant (“Wyeville Plant”), which was fully operational on July 21, 2011. The Wyeville Plant processes sand from the Company-owned reserves for use in the oil and natural gas industry as proppant.

2. Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with an original maturity of three months or less.

Restricted Cash

Restricted cash relates to cash collateral in the form of a certificate of deposit as required by a certain letter of credit in the amount of $30 at December 31, 2011.

Accounts Receivable

Trade receivables relate to sales of commercial sand for which credit is extended based on the customer’s credit history and are recorded at the invoiced amount and do not bear interest. The Company regularly reviews the collectability of accounts receivable. When it is probable that all or part of an outstanding balance will not be collected, the Company establishes or adjusts an allowance as necessary using the specific identification method. Account balances are charged against the allowance after all means of collection have been exhausted and potential recovery is considered remote. There were no reserves for uncollectible amounts as of December 31, 2011 and 2010.

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist primarily of prepaid insurance and payments to landowners on exclusivity contracts where the Company acquires an exclusive option for a period of time to assess the land purchase. These contracts are for a period less than one year.

Deferred Charges

Costs related to debt financing have been capitalized and are being amortized using the straight-line method over the life of the debt. Amortization expense is included in interest expense and was $154 and $0 for December 31, 2011 and 2010, respectively.

The following is a summary of future amortization expense:

For the years ending December 31
2012	$385
2013	385
2014	385
2015	385
2016	203

$1,743

Inventories

The sand inventory consists of raw material (sand that has been excavated but not processed), work-in-progress (sand that has undergone some of the process but not all) and finished product (sand that has been processed and is ready for sale). The spare parts inventory consists of critical spares, materials and supplies. Detail reviews are performed related to the net realizable value of the spare parts inventory, giving consideration to quality, excessive levels, obsolescence and other factors.

The sand inventory is stated at the lower of cost or market using the average cost method. Costs applied to the inventory include direct excavation costs, processing costs, overhead allocation, depreciation and depletion. Stockpiles tonnages are calculated by measuring the number of tons added and removed from the stockpile. Costs are calculated on a per ton basis and are applied to the stockpiles based on the number of tons in the stockpile.

Spare parts inventory are accounted for on a first-in, first-out basis, at the lower cost or market.

Property, Plant and Equipment

Additions and improvements occurring through the normal course of business are capitalized at cost. When assets are retired or disposed, the cost and the accumulated depreciation and depletion are eliminated from the accounts and any gain or loss is reflected in the income statement. Expenditures for normal repairs and maintenance are expensed as incurred. Construction-in-progress is primarily composed of machinery and equipment which has not been placed in service.

Mine development costs include engineering, mineralogical studies, drilling and other related costs to develop the mine, the removal of overburden to initially expose the mineral and building access ways. Exploration costs are expensed as incurred and classified as exploration expense. Capitalization of mine development project costs begins once the deposit is classified as proven and probable reserves.

Drilling and related costs are capitalized for deposits where proven and probable reserves exist and the activities are directed at obtaining additional information on the deposit or converting non-reserve minerals to proven and probable reserves and the benefit is to be realized over a period greater than one year.

Mine development costs are amortized using the units-of-production (“UOP”) method on estimated measured tons in in-place reserves. The impact of revisions to reserve estimates is recognized on a prospective basis.

Capitalized costs incurred by the Company during the year for major improvement and capital projects that are not placed in service are recorded as construction-in-progress. Construction-in-progress is not depreciated until the related assets or improvements are ready to be placed in service. The Company capitalizes interest cost as part of the historical cost of constructing an asset and getting it ready for its intended use. These interest costs are included in the property, plant and equipment line in the balance sheet. Capitalized interest for the years ended December 31, 2011 and 2010 was $756 and $0, respectively.

Fixed assets other than plant facilities and buildings associated with productive, depletable properties are carried at historical cost and are depreciated using the straight-line method over the estimated useful lives of the assets, as follows:

Computer equipment	3 Years
Furniture and fixtures	7 Years
Vehicles	5 Years
Equipment	5-15 Years
Rail spurs	39 Years

Plant facilities and buildings associated with productive, depletable properties that contain frac sand reserves are carried at historical cost and are depreciated using the units-of-production method. Units-of-production rates are based on the amount of proved developed frac sand reserves that are estimated to be recoverable from existing facilities using current operating methods.

The Company was in a developmental stage from the date of formation until the Wyeville Plant was deemed to be operational on July 21, 2011.

Other Assets

Other assets consist of deposits paid for the acquisition of land and mineral rights.

Impairment of Long-lived Assets

Recoverability of investments in property, plant and equipment and mineral rights is evaluated periodically. Estimated future undiscounted net cash flows are calculated using estimates of proven and probable sand reserves, estimated future sales prices (considering historical and current prices, price trends and related factors) and operating costs and anticipated capital expenditures. Reductions in the carrying value of the Company’s investment are only recorded if the undiscounted cash flows are less than the Company’s book basis in its assets.

Impairment losses are recognized based on the extent that the remaining investment exceeds the fair value, which is determined based upon the estimated future discounted net cash flows to be generated by the property, plant and equipment and mineral rights.

Management’s estimates of prices, recoverable proven and probable reserves and operating and capital costs are subject to certain risks and uncertainties which may affect the recoverability of the Company’s investments in property, plant and equipment. Although management has made its best estimate of these factors based on current conditions, it is reasonably possible that changes could occur in the near term, which could adversely affect management’s estimate of the net cash flows expected to be generated from its operating property. No impairment charges were recorded during 2011 and in 2010.

Revenue Recognition

Revenue is recognized when legal title passes at the time of shipment to the customer, evidence of a contractual arrangement exists and collectability is reasonably assured. All sales are FOB plant and title passes as the product is loaded into rail cars. Amounts received from customers in advance of revenue recognition are recorded as deferred revenue.

During 2011, the Company sold its products primarily under long-term, take-or-pay supply agreements with two customers with initial terms expiring between 2014 and 2016. These agreements define, among other commitments, the volume of product that the Company must provide, the price that will be charged to the customer and the volume that the customer must purchase.

The Company invoices its customers as product is shipped, usually on a daily basis. The shipments are grouped by customer purchase order and destination and an invoice is generated for each customer/purchase order/destination. Standard terms are net 30 days, but these terms are sometimes extended.

Deferred Revenue

In January 2011, the Company received $16,500 in an advance payment from a customer for a certain volume of product to be delivered over a one year period starting in August 2011. Revenue is recognized as product is delivered and the deferred revenue is reduced. At December 31, 2011 and 2010 the balances of the deferred revenue was $9,178 and $0, respectively.

Asset Retirement Obligation

In accordance with Accounting Standards Codification (“ASC”) 410-20, Asset Retirement Obligations, the Company recognizes reclamation obligations when incurred and records them as liabilities at fair value. In addition, a corresponding increase in the carrying amount of the related asset is recorded and depreciated over such asset’s useful life. The reclamation liability is accreted to expense over the estimated productive life of the related asset and is subject to adjustments to reflect changes in value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation costs.

Fair Value of Financial Instruments

The amounts reported in the balance sheet as current assets or liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments. The fair value of the long-term debt outstanding under the Company’s credit agreement at December 31, 2011 was approximately $45,427, reflecting the application of current interest rates offered for debt with similar remaining terms and maturities.

Income taxes

The Company is a pass-through entity and is not considered a taxing entity for federal tax purposes and therefore there is not a provision for income taxes in the accompanying consolidated financial statements. The Company’s net income or loss is allocated to the members in accordance with the limited liability company agreement. The members are taxed individually on their share of the Company’s earnings. At December 31, 2010 and 2011, the Company did not have any uncertain tax position liability or gross unrecognized tax benefit.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which clarifies Topic 820 and provides guidance on changes to certain principles or requirements for measuring fair value. The amendment is effective during interim and annual periods beginning after December 15, 2011. The Company does not believe that adoption of this guidance will have a significant impact on its consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income, which eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and other reclassifications presented in the financial statements. The update is effective for fiscal years and interim periods beginning after December 15, 2011. Certain provisions of ASU 2011-05 have been amended by ASU No. 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, to effectively defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The Company does not believe adoption of the guidance in these two updates will have a significant impact on its consolidated financial statements.

3. Inventories

At December 31, 2011 and 2010, inventories consisted of the following:

	2011	2010
Raw materials	$—	$—
Work-in-progress	2,095	—
Spare parts	279	—

	$2,374	$—

4. Property, Plant and Equipment

At December 31, 2011 and 2010, property, plant and equipment consisted of the following:

	2011	2010
Buildings	$417	$—
Mining property and mine development	8,939	288
Plant and equipment	27,539	33
Rail and rail equipment	5,232	43
Construction-in-progress	11,085	—

	53,212	364
Less: Accumulated depreciation and depletion	(504)	—

	$52,708	$364

Depreciation and depletion expense for the years ended December 31, 2011 and 2010 totaled $449 and $0, respectively, and such amounts are included in costs of sales on the consolidated statement of operations. In addition, $55 of depreciation expense is included in the work-in-progress sand inventory.

5. Accrued Liabilities

At December 31, 2011 and 2010, accrued liabilities consisted of the following:

	2011	2010
Royalties	$353	$—
Bonus and payroll	342	—
Other	171	—

	$866	$—

6. Long-Term Debt

At December 31, 2011 and 2010, long-term debt consisted of the following:

	2011	2010
Promissory note agreement with related party due July 2016 in one balloon payment plus cash or paid-in-kind interest	$46,112	$—

	$46,112	$—

Credit Agreement

The Company entered into a $50,000 credit agreement under the conditions set forth under the promissory note dated May 25, 2011 (the “Promissory Note Agreement”) with related parties, ACP Hip Splitter, L.P. and ACP Hip Splitter (Offshore), L.P., due July 2016. On July 20, 2011, the Promissory Note Agreement was amended to allow additional participants and increased the facility to $52,167. The Promissory Note Agreement is for a term of 5 years and is collateralized by substantially all of the assets of the Company. As of December 31, 2011, $8,475 was undrawn and available.

Advances under the Promissory Note Agreement bear interest of 10% for cash interest or 12% for paid in kind (“PIK”) interest. Interest is calculated monthly. PIK interest increases the outstanding balance of the promissory note. At December 31, 2011, $2,421 had been recorded as PIK interest and is included in the promissory note balance.

In April 2011, the Company entered into a $5,000 Promissory Note, this note and the associated interest was extinguished on May 25, 2011 with proceeds from the $50,000 credit agreement.

Contractual maturities of the Company’s long-term debt at December 31, 2011 are as follows:

For the years ending December 31
2012	$—
2013	—
2014	—
2015	—
2016	46,112

$46,112

7. Related Party Transactions

On May 25, 2011, the Company entered into a Management Services Agreement (“Services Agreement”) with Red Oak Capital Management LLC (“Service Provider”). The Service Provider is owned by two members who are also equity members in the Company. The Services Agreement provides for certain management and administrative support services for a term of one year and that thereafter remains in place upon the same terms and conditions. Either party may terminate the agreement by delivering written notice within 90 days prior to the date of expiration of the initial term or any time after the expiration of the initial term, by delivering written notice 90 days prior to the desired date of termination. The Company reimburses the Service Provider 95% of the Service Provider’s actual costs limited to $850 per year. Total management services fees for 2011 and 2010 were $370 and $0, respectively, and are included in general and administrative costs. These amounts approximate the costs the Company would have incurred on a standalone basis.

The Company pays quarterly director fees to directors that may be members and/or holders of the Company debt. Total director fees incurred in 2011 and 2010 were $60 and $0, respectively, and are included in general and administrative costs.

8. Segment Reporting

Operating segments are defined as components of an enterprise for which discrete financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. As the company earns all of its revenues through the sale of frac sand excavated from and processed at a single facility, we have concluded that we have one operating segment for reporting purposes.

All of the company’s assets are located within the United States and all of its revenues are attributable to domestic customers.

9. Commitments and Contingencies

At December 31, 2011, the Company had approximately $4,300 of remaining contractual commitments for construction and acquisition of property and equipment in connection with the expansion of its Wyeville Plant, all of which are expected to be incurred in the first quarter of 2012.

On or before June 30, 2012, the Company has an obligation to purchase a tract of land in Monroe County for $6,250.

In 2011, the Company entered into take-or-pay contracts with its customers. These contracts have yearly volume commitments with terms varying from 3 to 5 years.

The Company has entered into royalty agreements where the Company is under a commitment to pay royalties on sand sold, delivered and paid for. Royalty expense is recorded as the sand is sold and the royalty payment is paid based on sand volumes sold, delivered and paid for by the customer. Royalty expense for 2011 and 2010 was $2,045 and $0, respectively, and is included in cost of goods sold.

From time to time the Company may be subject to various claims and legal proceedings which arise in the normal course of business. Management is not aware of any legal matters that are likely to have material adverse effect on the Company’s financial position, results of operations or cash flows.

10. Asset Retirement Obligation

Although the ultimate amount of reclamation and closure costs to be incurred is uncertain, the Company had a post closure reclamation and site restoration obligation of approximately $832 as of December 31, 2011. The Company did not own any land or property as of December 31, 2010, therefore the recording of an asset retirement obligation for 2010 was not needed.

The following is a reconciliation of the total reclamation liability for asset retirement obligations:

Balances at December 31, 2010	$—
Additions to liabilities	804
Accretion expense	28

Balances at December 31, 2011	$832

11. Concentration of Credit Risk

The Company is a producer of sand mainly used by the oil and natural gas industry for fracing wells. The Company’s business is, therefore, dependent upon economic activity within this market. Sales to two customers accounted for 100% of the Company’s revenue in 2011.

Throughout the year, the Company has cash balances in excess of federally insured amounts on deposit with financial institutions.

12. Subsequent Events

In March 2012, the Company borrowed the remaining $8,475 available under its credit agreement. As of March 31, 2012, the balance outstanding under the credit agreement was $55,973, and no further capacity was available.

During the first quarter of 2012, the Company commenced construction of a new facility in Augusta, WI. The Company executed contracts associated with this construction in the amount of $28,288. Construction is expected to be completed during 2012.

On April 6, 2012, the Company entered into a four-year $62,500 secured credit facility (the “Credit Facility”) with Amegy Bank, N.A. and a syndicate of other financial institutions (collectively, the “Lending Banks”). The Credit Facility consists of the following commitments on the part of the Lending Banks: (1) a $25,000 term loan (“Tranche A”), (2) a $30,000 term loan (“Tranche B”) and (3) a $7,500 revolving loan commitment. In addition, the Credit Facility includes sub-facilities providing for letters of credit and swing line borrowings of up to $2,500 each.

Borrowings under the Credit Facility bear interest at a floating rate equal to, at our option, either (a) a base rate plus a range of 225 basis points to 325 basis points per annum or (b) a Eurodollar rate, which is based on one-month LIBOR, plus a range of 325 basis points to 425 basis points per annum. The base rate is established as the higher of (i) the U.S. prime rate last quoted by The Wall Street Journal, (ii) the federal funds rate plus 50 basis points or (iii) LIBOR plus 100 basis points. To the extent that the Company has not borrowed funds under the Tranche B term loan, any unused commitment under Tranche B will expire on December 31, 2012. The Revolving Credit Facility and the Tranche B term loan provides for a commitment fee of 0.5% on the unused portion.

The Credit Facility contains a number of covenants that restrict the Company’s ability to incur additional indebtedness, acquire assets, create liens on assets, sell assets, make investments, and make distributions, among other things. In addition, the Company is required to comply with certain financial covenants, including a maximum effective leverage ratio of 2.75 to 1 prior to March 31, 2013 and 2.0 to 1 thereafter, a minimum fixed charge coverage ratio of 1.25 to 1, and limitations on capital expenditures.

As of April 6, 2012, the Company had $25,000 in outstanding borrowings under the Credit Facility, at a rate of 4.23%, all of which was drawn under the Tranche A term loan commitment. The proceeds from the Tranche A loan are to be used for certain identified capital expenditures and to fund general operations. Repayment of outstanding principal under this borrowing are required to be made quarterly, on March 31, June 30, September 30 and December 31 each year, based on a minimum of 5% of the borrowed original principal amount of the loan. In addition, if the Company’s leverage ratio is equal to or greater than 1.0 to 1, it will be required to make additional annual repayments of outstanding principal on May 15 of each year, from 25% to 50% of its excess cash flows, depending on its leverage ratio, all as defined in the terms of the Credit Facility. In the event the Company were to complete an equity issuance, a portion of the proceeds would be required to be used to repay all or a portion of any remaining outstanding principal. If not repaid earlier, the outstanding principal amount is required to be repaid by April 6, 2016.

The Company has performed an evaluation of subsequent events through April 25, 2012, which is the date that the financial statements were made available for issuance.

HI-CRUSH PROPPANTS LLC

Unaudited Condensed Consolidated Balance Sheets

	March 31, 2012	December 31, 2011
	(In thousands)
Assets
Current assets
Cash	$10,527	$11,054
Restricted cash	30	30
Accounts receivable	3,143	4,026
Inventories	1,493	2,374
Prepaid expenses and other current assets	472	294

Total current assets	15,665	17,778
Property, plant and equipment, net	72,994	52,708
Deferred charges, net	1,810	1,743

Total assets	$90,469	$72,229

Liabilities and Members’ Equity
Current liabilities
Accounts payable	$12,173	$4,954
Accrued liabilities	1,178	866
Deferred revenue	3,884	9,178

Total current liabilities	17,235	14,998
Long-term debt	55,973	46,112
Asset retirement obligation, net	838	832

Total liabilities	74,046	61,942
Commitments and contingencies (Note 9)

Members’ equity	16,423	10,287

Total liabilities and members’ equity	$90,469	$72,229

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Hi-Crush Proppants LLC

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended March 31,
	2012	2011
	(In thousands except per share)
Revenues	$13,532	$—
Costs of goods sold (including depreciation and depletion)	4,776	—

Gross Profit	8,756	—
Operating costs and expenses
General and administrative	1,487	174
Exploration expense	199	—
Accretion of asset retirement obligation	6	—

Income (loss) from operations	7,064	(174)

Other expenses
Interest expense	928	—

Net income (loss)	$6,136	$(174)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Hi-Crush Proppants LLC

Unaudited Condensed Consolidated Statements of Cash Flows

	Three Months Ended March 31,
	2012	2011
	(In thousands)
Operating activities
Net income (loss)	$6,136	$(174)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and depletion	179	—
Deferred charges amortization	102	—
Accretion of asset retirement obligation	6	—
Non-cash interest	1,385	—
Changes in operating assets and liabilities
Accounts receivable	883	—
Prepaid expenses and other current assets	(177)	(60)
Inventories	827	—
Accounts payable	(376)	25
Accrued liabilities	312	26
Deferred revenue	(5,294)	16,500

Net cash provided by (used in) operating activities	3,983	16,317

Investing activities
Capital expenditures for property, plant and equipment	(12,815)	(16,123)
Restricted cash	—	(30)

Net cash used in investing activities	(12,815)	(16,153)

Financing activities
Proceeds from long term debt	8,475	—
Loan origination costs	(170)	—
Contributions received	—	10

Net cash provided by financing activities	8,305	10

Net (decrease) increase in cash	(527)	174

Cash
Beginning of period	11,054	—

End of period	$10,527	$174

Non-cash investing and financing activities
Increase in accounts payable for additions to property, plant and equipment	$7,595	$4,318
Non-cash transfer from other assets to property, plant and equipment	—	250

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

Hi-Crush Proppants LLC

Notes to Condensed Consolidated Financial Statements (Unaudited)

(Dollars in thousands, except per ton amounts, or where otherwise noted)

Note 1. Business and Organization

Hi-Crush Proppants LLC (“the Company”) is a Delaware limited liability company formed on October 28, 2010. The Company is governed by the Limited Liability Company Agreement of Hi-Crush Proppants LLC and is the sole member of Hi-Crush Operating LLC, Hi-Crush Wyeville LLC, Hi-Crush Chambers LLC, Hi-Crush Tomah LLC, Hi-Crush Railroad LLC, Hi-Crush Buffalo LLC and Hi-Crush Augusta, which was formed in March 2012. The financial statements for the Company and the related entities are presented on a consolidated basis and are referred to as the Company in the accompanying condensed financial statements and footnotes. All intercompany balances and transactions have been eliminated in consolidation.

Note 2. Basis of Presentation and Use of Estimates

The accompanying unaudited interim Condensed Consolidated Financial Statements (“interim statements”) of Hi-Crush Proppants, LLC and its subsidiaries (collectively, “Hi-Crush” or the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X issued by the U.S. Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments and disclosures necessary for a fair presentation of these interim statements have been included. The results reported in these interim statements are not necessarily indicative of the results that may be reported for the entire year. These interim statements should be read in conjunction with Hi-Crush’s Consolidated Financial Statements for the year ended December 31, 2011. The year-end balance sheet data was derived from the audited financial statements, but does not include all disclosures required by GAAP.

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3. Significant Accounting Policies

Revenue Recognition

Revenue is recognized when legal title passes at the time of shipment to the customer, evidence of a contractual arrangement exists and collectability is reasonably assured. All sales are FOB plant and title passes as the product is loaded into rail cars. Amounts received from customers in advance of satisfying all revenue recognition criteria are recorded as deferred revenue.

The Company sells its products primarily under long-term, take-or-pay supply agreements with two customers with initial terms expiring between 2014 and 2016. These agreements define, among other commitments, the volume of product that the Company must provide, the price that will be charged to the customer and the volume that the customer must purchase.

Deferred Revenue

In January 2011 the Company received $16,500 in an advance payment from a customer for a certain volume of product to be delivered over a one-year period starting in July 2011. Revenue is recognized as product is delivered and the deferred revenue obligation is reduced. At March 31, 2012 and December 31, 2011 the balance of the deferred revenue was $3,884 and $9,178, respectively.

Fair Value of Financial Instruments

The amounts reported in the balance sheet as current assets or liabilities, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these instruments. The fair value of the long-term debt outstanding under the Company’s credit agreement at March 31, 2012 and December 31, 2011 was approximately $54,836 and $45,427, respectively, reflecting the discounted cash flows and the application of current interest rates offered for debt with similar remaining terms and maturities. While certain of the inputs used in calculating this fair value measurement under a discounted cash flow model were observable, others were based upon unobservable inputs. As such, the measurement is categorized as a Level 3 measurement per the hierarchy within ASC 820, Fair Value Measurements. See Note 6—Long-Term Debt for information regarding changes in the carrying value of borrowings under the credit facility.

Income taxes

The Company is a pass-through entity and is not considered a taxing entity for federal tax purposes and therefore there is not a provision for income taxes in the accompanying consolidated financial statements. The Company’s net income or loss is allocated to the members in accordance with the limited liability company agreement. The members are taxed individually on their share of the Company’s earnings. At March 31, 2012 and December 31, 2011, the Company did not have any liabilities for uncertain tax positions or gross unrecognized tax benefit.

Recent Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRS, which clarifies Topic 820 and provides guidance on changes to certain principles or requirements for measuring fair value. The amendment is effective during interim and annual periods beginning after December 15, 2011. We adopted this guidance as of and for the three months ended March 31, 2012. The adoption of this guidance did not have a significant impact on our consolidated financial statements.

Note 4. Inventories

At March 31, 2012 and December 31, 2011, inventories consisted of the following:

	March 31, 2012	December 31, 2011
Raw materials	$35	$—
Work-in-progress	986	2,095
Finished goods	64	—
Spare parts	408	279

	$1,493	$2,374

Note 5. Property, Plant and Equipment

At March 31, 2012 and December 31, 2011, property, plant and equipment consisted of the following:

	March 31, 2012	December 31, 2011
Buildings	$417	$417
Mining property and mine development	9,071	8,939
Plant and equipment	41,535	27,539
Rail and rail equipment	5,499	5,232
Construction-in-progress	17,101	11,085

	73,623	53,212
Less: Accumulated depreciation and depletion	(629)	(504)

	$72,994	$52,708

Depreciation and depletion expense for the three months ended March 31, 2012 and March 31, 2011 totaled $179 and $0, respectively, and is classified within cost of goods sold on the condensed consolidated statement of operations.

Note 6. Long-Term Debt

At March 31, 2012 and December 31, 2011, long-term debt consisted of the following:

	March 31, 2012	December 31, 2011
Promissory note agreement with related party due July 2016 in one balloon payment plus cash or paid-in-kind interest	$55,973	$46,112

Credit Agreement

The Company entered into a $50,000 credit agreement under the conditions set forth under the promissory note dated May 25, 2011 (the “Promissory Note Agreement”) with related parties, ACP Hip Splitter, L.P. and ACP Hip Splitter (Offshore), L.P., due July 2016. On July 20, 2011, the Promissory Note Agreement was amended to allow additional participants and increased the facility to $52,167. The Promissory Note Agreement has a five-year term. In March 2012, the Company borrowed the remaining $8,475 available under the credit agreement, and as of March 31, 2012, no further capacity is available.

Advances under the Promissory Note Agreement bear interest of 10% for cash interest or 12% for paid in kind (“PIK”) interest. Interest is calculated monthly. PIK interest increases the outstanding balance of the promissory note. At March 31, 2012 and December 31, 2011, $3,807 and $2,421, respectively, had been recorded as PIK interest and included in the promissory note balance.

Contractual maturities of the Company’s long-term debt at March 31, 2012 are as follows:

For the years ending December 31
2012	$—
2013	—
2014	—
2015	—
2016	55,973

$55,973

Note 7. Related Party Transactions

On May 25, 2011, the Company entered into a Management Services Agreement (“Services Agreement”) with Red Oak Capital Management LLC (“Service Provider”). The Service Provider is owned by two members who are also equity members in the Company. The Services Agreement provides for certain management and administrative support services for a term of one year and that thereafter remains in place upon the same terms and conditions. Either party may terminate the agreement by delivering written notice within 90 days prior to the date of expiration of the initial term or any time after the expiration of the initial term, by delivering written notice 90 days prior to the desired date of termination. The Company reimburses the Service Provider 95% of the Service Provider’s actual costs limited to $850 per year. Total management services fees for the three-month periods ending March 31, 2012 and March 31, 2011 were $162 and $0, respectively, and are included in general and administrative costs.

The Company pays quarterly director fees to directors that may be members and/or holders of the Company debt. Total director fees for the three month periods ending March 31, 2012 and March 31, 2011 were $25 and $0, respectively, and are included in general and administrative costs.

Note 8. Segment Reporting

As the company earns all of its revenues through the sale of frac sand excavated from and processed at a single facility, we have concluded that we have one operating segment for reporting purposes.

Note 9. Commitments and Contingencies

During the first quarter of 2102, the Company commenced construction of a new facility in Augusta, WI. In connection with this construction, the Company has executed contracts under which approximately $20,270 in remaining payments (as of March 31, 2012) will become due as the construction is completed, which is anticipated to occur during 2012.

On or before June 30, 2012, the Company has an obligation to purchase a tract of land in Monroe County for $6,250.

In 2011, the Company entered into take-or-pay contracts with its customers. These contracts have yearly volume commitments with terms varying from 3 to 5 years.

The Company has entered into royalty agreements where the Company is under a commitment to pay royalties on sand sold and paid for. Royalty expense is recorded as the sand is sold and the royalty payment is paid based on sand volumes sold and paid for by the customer. Royalty expense for the three month periods ending March 31, 2012 and March 31, 2011 were $1,369 and $0, respectively, and is included in cost of goods sold.

From time to time the Company may be subject to various claims and legal proceedings which arise in the normal course of business. Management is not aware of any legal matters that are likely to have material adverse effect on the Company’s financial position, results of operations or cash flows.

Note 10. Asset Retirement Obligation

Although the ultimate amount of reclamation and closure costs to be incurred is uncertain, the Company had a post closure reclamation and site restoration obligation of approximately $ 838 and $832, as of March 31, 2012 and December 31, 2011, respectively.

The following is a reconciliation of the total reclamation liability for asset retirement obligations:

Balances at December 31, 2011	$832
Additions to liabilities	—
Accretion expense	6

Balances at March 31, 2012	$838

Note 11. Subsequent Events

On April 6, 2012, the Company entered into a four-year $62,500 secured credit facility (the “Credit Facility”) with Amegy Bank, N.A. and a syndicate of other financial institutions (collectively, the “Lending Banks”). The Credit Facility consists of the following commitments on the part of the Lending Banks: (1) a $25,000 term loan (“Tranche A”), (2) a $30,000 term loan (“Tranche B”) and (3) a $7,500 revolving loan commitment. In addition, the Credit Facility includes sub-facilities providing for letters of credit and swing line borrowings of up to $2,500 each.

Borrowings under the Credit Facility bear interest at a floating rate equal to, at our option, either (a) a base rate plus a range of 225 basis points to 325 basis points per annum or (b) a Eurodollar rate, which is based on one-month LIBOR, plus a range of 325 basis points to 425 basis points per annum. The base rate is established as the higher of (i) the U.S. prime rate last quoted by The Wall Street Journal, (ii) the federal funds rate plus 50 basis points or (iii) LIBOR plus 100 basis points. To the extent that the Company has not borrowed funds under the Tranche B term loan, any unused commitment under Tranche B will expire on December 31, 2012. The Revolving Credit Facility and the Tranche B term loan provides for a commitment fee of 0.5% on the unused portion.

The Credit Facility contains a number of covenants that restrict the Company’s ability to incur additional indebtedness, acquire assets, create liens on assets, sell assets, make investments, and make distributions, among other things. In addition, the Company is required to comply with certain financial covenants, including a maximum effective leverage ratio of 2.75 to 1 prior to March 31, 2013 and 2.0 to 1 thereafter, a minimum fixed charge coverage ratio of 1.25 to 1, and limitations on capital expenditures.

As of April 6, 2012, the Company had $25,000 in outstanding borrowings under the Credit Facility, at a rate of 4.23%, all of which was drawn under the Tranche A term loan commitment. The proceeds from the Tranche A loan are to be used for certain identified capital expenditures and to fund general operations. Repayment of outstanding principal under this borrowing are required to be made quarterly, on March 31, June 30, September 30 and December 31 each year, based on a minimum of 5% of the borrowed original principal amount of the loan. In addition, if the Company’s leverage ratio is equal to or greater than 1.0 to 1, it will be required to make additional annual repayments of outstanding principal on May 15 of each year, from 25% to 50% of its excess cash flows, depending on its leverage ratio, all as defined in the terms of the Credit Facility. In the event the Company were to complete an equity issuance, a portion of the proceeds would be required to be used to repay all or a portion of any remaining outstanding principal. If not repaid earlier, the outstanding principal amount is required to be repaid by April 6, 2016.

On May 10, 2012, the Company entered into a long-term, take-or-pay contract with a new customer, FTS International, LLC, a subsidiary of FTS International, Inc.

The Company has performed an evaluation of subsequent events through May 11, 2012, which is the date that the financial statements were made available for issuance.

Appendix A

FORM OF AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

OF

HI-CRUSH PARTNERS LP

A-1

Appendix B

GLOSSARY OF TERMS

adjusted operating surplus: Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods. Adjusted operating surplus consists of:

•

operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under “—Operating Surplus and Capital Surplus—Operating Surplus” above); less

•	any net increase in working capital borrowings with respect to that period; less

•	any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; plus

•	any net decrease in working capital borrowings with respect to that period; plus

•	any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium; plus

•

any net decrease made in subsequent periods in cash reserves for operating expenditures initially established with respect to such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

API: American Petroleum Institute

BTU: British Thermal Unit

capital surplus: Any distribution of cash in excess of our operating surplus. Accordingly, capital surplus would generally be generated only by the following (which we refer to as “interim capital transactions”):

•	borrowings other than working capital borrowings;

•	sales of our equity and debt securities; and

•

sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

ceramic proppant: An artificially manufactured proppant of consistent size and sphere shape that offers a high crush strength.

coarse grade sand: Sand of mesh size equal to or less than 70.

crush strength: Ability to withstand high pressures. Crush strength is measured according to the pounds per square inch of pressure that can be withstood before the proppant breaks down into finer granules.

distributable cash flow: Distributable cash flow is defined as EBITDA less cash paid for interest expense and maintenance and replacement capital expenditures, including accrual for reserve replacement, plus accretion of asset retirement obligations.

dry plant: Facility used to further process sand after it has been washed.

EBITDA: A non-GAAP supplemental financial measure defined as net income (loss) before net interest expense, income tax expense and depreciation and depletion expense.

expansion capital expenditures: Capital expenditures that we expect will increase our operating capacity over the long term.

frac sand: A proppant used in the completion and re-completion of unconventional oil and natural gas wells to stimulate and maintain oil and natural gas production through the process of hydraulic fracturing.

GAAP: Generally accepted accounting principles in the United States.

hydraulic fracturing: The process of pumping fluids, mixed with granular proppants, into a geological formation at pressures sufficient to create fractures in the hydrocarbon-bearing rock.

investment capital expenditures: Capital expenditures that are neither maintenance and replacement capital expenditures nor expansion capital expenditures.

maintenance and replacement capital expenditures: Capital expenditures required to maintain, over the long term, the operating capacity of our capital assets. Examples of maintenance and replacement capital expenditures include expenditures associated with the replacement of equipment and sand reserves, to the extent such expenditures are made to maintain our long-term operating capacity.

mesh size: Measurement of the size of a grain of sand indicating it will pass through a sieve of a certain size.

monocrystalline: Consisting of a single crystal rather than multiple crystals bonded together (polycrystalline). Monocrystalline frac sand typically exhibits higher crush strength than polycrystalline sand, as these structures are more prone to breaking down under high pressures than a single crystal.

Northern White sand: A monocrystalline sand with greater sphericity and roundness enabling higher crush strengths and conductivity.

operating expenditures: Generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its affiliates, payments made under interest rate hedge agreements or commodity hedge agreements (provided that (1) with respect to amounts paid in connection with the initial purchase of an interest rate hedge contract or a commodity hedge contract, such amounts will be amortized over the life of the applicable interest rate hedge contract or commodity hedge contract and (2) payments made in connection with the termination of any interest rate hedge contract or commodity hedge contract prior to the expiration of its stipulated settlement or termination date will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract or commodity hedge contract), officer compensation, repayment of working capital borrowings, debt service payments and estimated maintenance and replacement capital expenditures (as discussed in further detail below), provided that operating expenditures will not include:

•	repayment of working capital borrowings deducted from operating surplus pursuant to the penultimate bullet point of the definition of operating surplus above when such repayment actually occurs;

•

payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness, other than working capital borrowings;

•	expansion capital expenditures;

•	actual maintenance and replacement capital expenditures (as discussed in further detail below);

•	investment capital expenditures;

•	payment of transaction expenses relating to interim capital transactions;

•	distributions to our partners (including distributions in respect of our incentive distribution rights); or

•	repurchases of equity interests except to fund obligations under employee benefit plans.

operating surplus: We define operating surplus as:

•	$ million (as described below); plus

•	all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any loss realized on disposition of an investment capital expenditure.

overburden: The material that lies above an area of economic interest.

proppant: A sized particle mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment.

proven reserves: Quantity of sand estimated with reasonable certainty, from the analysis of geologic and engineering data, to be recoverable from well-established or known reservoirs with the existing equipment and under the existing operating conditions.

reserves: Sand that can be economically extracted or produced at the time of determination based on relevant legal, economic and technical considerations.

resin-coated sand: Raw sand that is coated with a flexible resin that increases the sand’s crush strength and prevents crushed sand from dispersing throughout the fracture.

roundness: A measure of how round the curvatures of an object are. The opposite of round is angular. It is possible for an object to be round but not spherical (e.g. an egg-shaped particle is round, but not spherical). When used to describe proppant, roundness is a reference to having a curved shape which promotes hydrocarbon flow, as the curvature creates a space through which the hydrocarbons can flow.

silica: A chemically resistant dioxide of silicon that occurs in crystalline, amorphous and cryptocrystalline forms.

sphericity: A measure of how well an object is formed in a shape where all points are equidistant from the center. The more spherical a proppant, the more highly it is desired relative to non-spherical proppant, as the gaps created by it are typically the largest and this promotes maximum hydrocarbon flow.

subordination period: The subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2015, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending                     , 2013, if each of the following has occurred:

•

distributions from operating surplus exceeded $         (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $         (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

turbidity: Measurement of the level of contaminants, such as silt and clay, in a sample.

wet plant: Facility used to wash raw frac sand to remove fine impurities such as clay and organic particles.

Hi-Crush Partners LP

Common Units

Representing Limited Partner Interests

Prospectus

                    , 2012

Barclays

Morgan Stanley

Through and including                     , 2012 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the New York Stock Exchange listing fee the amounts set forth below are estimates.

SEC registration fee	$	*
FINRA filing fee		25,500
Printing and engraving expenses		*
Fees and expenses of legal counsel		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
New York Stock Exchange listing fee		*
Miscellaneous		*

Total		*

*	To be completed by amendment

ITEM 14.	INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled “The Partnership Agreement—Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

Our general partner will enter into indemnification agreements (each, an “Indemnification Agreement”) with each of its officers and directors (each, an “Indemnitee”). Each Indemnification Agreement provides that our general partner will indemnify and hold harmless each Indemnitee against all expense, liability and loss (including attorney’s fees, judgments, fines or penalties and amounts to be paid in settlement) actually and reasonably incurred or suffered by the Indemnitee in connection with serving in their capacity as officers and directors of our general partner (or of any subsidiary of our general partner) or in any capacity at the request of our general partner or its board of directors to the fullest extent permitted by applicable law, including Section 18-108 of the Delaware Limited Liability Company Act in effect on the date of the agreement or as such laws may be amended to provide more advantageous rights to the Indemnitee. The Indemnification Agreement also provides that the general partner must advance payment of certain expenses to the Indemnitee, including fees of counsel, in advance of final disposition of any proceeding subject to receipt of an undertaking from the Indemnitee to return such advance if it is ultimately determined that the Indemnitee is not entitled to indemnification.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Hi-Crush Proppants LLC and our general partner, their officers and directors, and any person who controls Hi-Crush Proppants LLC and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

On May 8, 2012, in connection with the formation of Hi-Crush Partners LP, we issued (i) the non-economic general partner interest in us to Hi-Crush GP LLC and (ii) the 100.0% limited partner interest in us to Hi-Crush Proppants LLC for $1,000.00. The issuance was exempt from registration under Section 4(2) of the Securities Act. There have been no other sales of unregistered securities within the past three years.

ITEM 16.	EXHIBITS.

See the Index to Exhibits on the page immediately preceding the exhibits for a list of exhibits filed as part of this registration statement on Form S-1, which Index to Exhibits is incorporated herein by reference.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant undertakes to send to each common unitholder, at least on an annual basis, a detailed statement of any transactions registrant or its subsidiaries, and of fees, commissions, compensation and other benefits paid, or accrued to registrant or its subsidiaries for the fiscal year completed, showing the amount paid or accrued to each recipient and the services performed.

The registrant undertakes to provide to the common unitholders the financial statements required by Form 10-K for the first full fiscal year of operations of the registrant.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on,                     , 2012.

Hi-Crush Partners LP

By:	Hi-Crush GP LLC, its general partner

By:

Its:

Each person whose signature appears below appoints                      and                      , and each of them, any of whom may act without the joinder of the other, as his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them of their or his substitute and substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date

	Co-Chief Executive Officer (Co-Principal Executive Officer)	, 2012
Robert E. Rasmus

	Co-Chief Executive Officer (Co-Principal Executive Officer)	, 2012
James M. Whipkey

	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2012
Laura C. Fulton

, 2012

, 2012

, 2012

INDEX TO EXHIBITS

Exhibit Number			Description

1.1	**	—	Form of Underwriting Agreement

3.1	*	—	Certificate of Limited Partnership of Hi-Crush Partners LP

3.2	**	—	Form of Amended and Restated Limited Partnership Agreement of Hi-Crush Partners LP (included as Appendix A in the prospectus included in this Registration Statement)

5.1	**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1	**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1	**	—	Form of Contribution Agreement

10.2	**	—	Form of Omnibus Agreement

10.3	**	—	Form of Hi-Crush Partners LP Long-Term Incentive Plan

10.4	**	—	Form of Credit Agreement

10.5	**	—	Directors’ Compensation Summary

21.1	**	—	List of Subsidiaries of Hi-Crush Partners LP

23.1	**	—	Consent of PricewaterhouseCoopers LLP

23.2	**	—	Consent of John T. Boyd Company

23.2	**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.3	**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	**	—	Powers of Attorney (contained on page II-4)

*	Provided herewith.
**	To be provided by amendment.

Exhibit 3.1

CERTIFICATE OF LIMITED PARTNERSHIP

OF

HI-CRUSH PARTNERS LP

This Certificate of Limited Partnership, dated May 7, 2012, has been duly executed and is filed pursuant to Sections 17-201 and 17-204 of the Delaware Revised Uniform Limited Partnership Act (the “Act”) to form a limited partnership (the “Partnership”) under the Act.

1.        Name. The name of the Partnership is “Hi-Crush Partners LP”.

2.        Registered Office; Registered Agent. The address of the registered office required to be maintained by Section 17-104 of the Act is:

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

The name and the address of the registered agent for service of process required to be maintained by Section 17-104 of the Act are:

The Corporation Trust Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

3.        General Partner. The name and the business, residence or mailing address of the general partner are:

Hi-Crush GP LLC

Three Riverway, Suite 1550

Houston, Texas 77056

EXECUTED as of the date written first above.

HI-CRUSH PARTNERS LP

By:	Hi-Crush GP LLC, its general partner

By:	/s/ Robert E. Rasmus
	Name:	Robert E. Rasmus
	Title:	Authorized Person